Holland & Knight

31 West 52nd Street | New York, NY 10019 | T 212.513.3200 | F 212.385.9010
Holland & Knight LLP | www.hklaw.com

Lance Myers
212.513.3217
lance.myers@hklaw.com


SEC MAIL PROCESSING
RECEIVED
APR 06 2010
WASH, D.C. SECTION
193

SUPPL

April 5, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since October 16, 2009, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule I, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 4/14

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,



Lance Myers

Holland & Knight

Holland & Knight LLP
31 West 52nd Street
New York, NY 10019


USA FIRST-CLASS

Lance Myers, Esq.
Holland & Knight LLP
31 West 52nd Street
New York, NY 10019

Holland & Knight

31 West 52nd Street | New York, NY 10019 | T 212.513.3200 | F 212.385.9010
Holland & Knight LLP | www.hklaw.com

Lance Myers
212.513.3217
lance.myers@hklaw.com

April 5, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since October 16, 2009, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule I, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

Schedule I

Item Number	Date	Document Description
1	10/02/09	**REC ASA –Launching EUR 300 Million Convertible Bond.** REC announces it intends to issue a EUR 300 million convertible bond with an upsize option of EUR 50 million.
2	10/02/09	**REC ASA – EUR 320 Million Convertible Bond Issue Completed.** REC announces the pricing of its convertible bond of EUR 320 million.
3	10/13/09	**REC ASA – Application on Listing of Bond Loan.** Oslo Stock Exchange has received an application for listing of Bond Loan ISIN NO0010536501, REC ASA 09/14 11.00 %.
4	10/13/09	**REC ASA – Approved Bond Prospectus.** Oslo Stock Exchange, as control authority, has received and approved the Prospectus for REC ASA 09/14 11.00 %, ISIN NO0010536501 Bond Loan.
5	10/13/09	**REC ASA –New Bond Loan listed.** REC ASA 09/14 11.00 % NOK 1250 million Bond Loan listed on Oslo Stock Exchange 10/14/09.
6	10/14/09	**REC ASA – New Bond Loan listed.** REC ASA 09/14 11.00 % NOK 1250 million Bond Loan listed on Oslo Stock Exchange 10/14/09.
7	10/16/09	**REC ASA – Presentation of the Third Quarter 2009.** REC announces it will release its third quarter results for 2009 on Tuesday, October 27, 2009.
8	10/27/09	**REC ASA – 3rd Quarter 2009.** REC reports revenue of NOK 2,160 million in the third quarter of 2009, an increase of 13 percent from the same period in 2008.
9	10/27/09	**REC ASA – Third Quarter 2009 – Presentation Materials.** REC's interim results presentation for the third quarter of 2009.
10	11/02/09	**REC ASA – Disclosure of Significant Shareholding.** REC announces that on October 30, 2009 shares attributable to Investment Managers fell below the threshold of 5%.

Item Number	Date	Document Description
11	11/10/09	**REC ASA – Purchase of Own Shares.** As part of the employee share purchase program approved by the Annual General Meeting on May 19, 2009, REC purchased 274,540 of its own shares at an average price of NOK 34.91 per share.
12	11/25/09	**REC ASA – Mandatory Notification of Trade.** Hafslund Venture AS sold 18 million shares in REC ASA, representing approximately 2.7 percent of the outstanding shares.
13	11/10/09	**REC ASA – Invitation to REC Silicon, Moses Lake Field Trip.** REC ASA invites financial analysts and investors to attend a field trip to REC's polysilicon plant in Moses Lake, Washington on March 16, 2010.
14	01/12/10	**REC ASA – REC Silicon to Receive US Federal Tax Credits for Job-Creating Investments.** US President Obama announces the award of $2.3 billion in Federal Tax Credits for investment in advanced manufacturing projects.
15	01/15/10	**REC ASA – Financial Calendar.** REC announces the dates on which it will present its financial statements for 2010.
16	01/29/10	**REC ASA – Presentation of Fourth Quarter 2009.** REC releases its fourth quarter results for 2009.
17	02/02/10	**REC ASA – Fire at Slurry Supplier May Affect Wafer Production.** SIC Processing AS, a company that supplies slurry for wafer sawing to REC Wafer, had a fire in one of its two slurry plants at the Herøya industrial complex.
18	02/08/10	**REC ASA – Slurry Supply Running Stably, Wafer Production Unaffected.** REC ASA announces all slurry recovery plants are running stably after a fire one week prior.
19	02/10/10	**REC ASA – 4th Quarter and Full Year 2009.** REC ASA reports revenue of NOK 2,676 million in the fourth quarter of 2009, an increase of 12 percent from the same period in 2008.
20	02/10/10	**REC ASA – Fourth Quarter 2009 Presentation Materials.** REC's interim results presentation the fourth quarter of 2009.

Item Number	Date	Document Description
21	02/12/10	**REC ASA – Moser Baer Has no Legal Right to Terminate Contract.** Moser Baer Photo Voltaic Ltd has no legal right to terminate the wafer contact entered into with REC in 2007, and REC agrees to make adjustments to sales contracts and call upon bank guarantees to protect its interest.
22	02/25/10	**REC ASA – Allocation of Shares to Primary Insiders as Part of the REC Long Term Incentive Plan and Purchase of Own Shares.** REC ASA purchases 13,850 shares at an average price of NOK 21.07 per share and allocated 28.244 shares to employees participating in the Long Term Incentive Plan.

1 **REC ASA –Launching EUR 300 Million Convertible Bond.**



NewsWeb

MeldingsID: 246277

Innsendt dato:	02.10.2009 07:47
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Launching EUR 300 million convertible Bond
Meldingstekst:	

Sandvika, October 2, 2009, REC today announces that it intends to issue a EUR 300 million convertible bond (the "Bonds") to institutional investors, due in June 2014.

REC today announces that it intends to issue a EUR 300 million convertible bond, with an upsize option of EUR 50 million. The subordinated unsecured convertible bonds will be convertible into new ordinary shares of REC. The Bonds are expected to have a coupon of between 6.0 - 6.5 percent payable quarterly in arrear, commencing in January, 2010.

The conversion premium is expected to be between 30 - 35 percent over the volume weighted average price of REC's shares on the Oslo Stock Exchange from the time of launch until the time of pricing. The Bonds will be issued and redeemed at 100 percent of the principal amount, the maturity date is June 4, 2014. REC shall have the right to convert the Bonds into ordinary shares at any time on or after January 4, 2013, provided that the value of the

underlying shares on
the Oslo Stock Exchange (translated into EUR)
on at least twenty
trading days within a period of thirty consecutive
trading days has
exceeded 150 percent of the principal amount of
the outstanding
Bonds. The Bonds will not be listed initially, but
REC may decide to
list the Bonds at a later time.

The proceeds from the Bonds ensure further
financial robustness and
flexibility for the REC Group, and will be used for
general corporate
purposes. Final terms are expected to be
determined and announced on
or about October 2, 2009, and the Bonds are
expected to be settled on
or about October 13, 2009.

REC has received confirmation from its bank
syndicates to the effect
that the subordinated convertible bond loan will
not be counted as
debt under the gearing ratio covenants in REC
existing loan
agreements, and thus improves the capital
structure.

Deutsche Bank AG has acted as co-ordinator in
respect to the offering
of the Bonds and REC has appointed BNP
PARIBAS, BofA Merrill Lynch
and Deutsche Bank AG as Joint Bookrunners
and Joint Lead Managers.
Commerzbank and Arctic Securities are
appointed as Co-Managers.

In context of the convertible bond issue, REC
wishes to make the
following trading update (please refer to the
second quarter
report/presentation for more detailed guidance on
the third quarter
and full year 2009):

Regarding REC Silicon: Silicon III is currently
undergoing commercial
ramp-up and there is presently no change to the
already communicated
ramp-up schedule. REC has not made any formal
adjustments to the
already communicated production target, but
reiterates that reaching
the full year 2009 production targets remain
challenging. The
experience with the FBR technology to date
remains positive and the

potential of the process and the quality of the
product have been
confirmed.

Regarding REC Wafer: As previously reported,
REC has been engaged in
dialogue with its customers to assist them in
coping with the effects
of the market downturn. In most cases, REC and
its customers have
been able to find solutions for 2009 that are
commercially acceptable
for both parties. It is likely that the present weak
market will
continue in 2010, and it is therefore in RECs best
interest to make
additional contractual adjustments related to
2010. Such adjustments
will have an adverse effect on EBITDA for the
relevant period. During
third quarter, and as previously communicated,
REC Wafer has
gradually increased the production capacity
utilization.

Regarding REC Solar: Although the market has
started to demand
additional volumes of modules for delivery in the
second half of
2009, prices still remain under pressure. REC
Solar's sales prices
for solar modules for the whole year of 2009 are
on average expected
to be down by approximately 35 percent
compared to the average of
2008. In the second half of August, and as
previously communicated,
REC Solar has returned to full module production
and cell production
will be aligned to the internal need for solar cells.

Regarding Sovello: As previously communicated,
Sovello was not in
compliance with all its financial covenants at the
end of 2008, and
currently operates under a grace post the
September-end waiver
expiration date. REC expects that the current
process of extending
the waiver to the end of November will be
successful, and will
continue to work towards finding a longer-term
financing solution
together with the other owners of Sovello and the
Sovello bank
syndicate.

Regarding the Singapore Project: The project
continues to trend

towards a lower capital expenditure compared to the initial
investment case, reflecting a less heated construction market. REC
still expects the new plant to be more cost competitive than REC's
existing facilities, and ramp-up is expected to start in the first
half of 2010. REC is now preparing the operational organization for
start of production, and the ramp-up is expected to be aligned to
market demand and prudent working capital management.

On financing, REC successfully concluded its rights issue in July
2009. Subsequently, REC has also completed the issue of a 5-year
fixed rate bond loan in the Norwegian bond market. The bond loan pays
a fixed spread of 690 basis points, and has maturity on September 16,
2014. REC has also received a committed term sheet for a NOK 1,490
million term loan from Eksportfinans and is currently negotiating the
loan agreement. The Board is on a continuous basis monitoring the
capital structure and potential additional funding needs for the
Company.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART
DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, SOUTH
AFRICA, JAPAN OR THE UNITED STATES:

Certain statements contained herein that are not statements of
historical fact, may constitute forward-looking statements.
Forward-looking statements involve known and unknown risks,
uncertainties and other factors that could cause the actual results
or events concerning the Company to be materially different from the
historical results or from any future results expressed or implied by
such forward-looking statements. Although REC has attempted to
identify important factors that could cause actual events or results
to differ from those described in forward-looking statements
contained herein, there can be no assurance that the forward-looking

statements will prove to be accurate as actual
future events could
differ materially from those anticipated in such
statements. Except
as may be required by applicable law or stock
exchange regulation,
REC undertakes no obligation to update publicly
or release any
revisions to these forward-looking statements to
reflect events or
circumstances after the date of this document or
to reflect the
occurrence of unanticipated events.

This press release is for information purposes
only and does not
constitute or form part of, and should not be
construed as an offer
or an invitation to sell or issue, or the solicitation
of any offer
to buy or subscribe for, any securities. In
connection with this
transaction there has not been, nor will there be,
any public
offering of the Bonds. No prospectus will be
prepared in connection
with the offering of the Bonds. The Bonds may
not be offered to the
public in any jurisdiction in circumstances which
would require REC
to prepare or register any prospectus or offering
document relating
to the Bonds in such jurisdiction. The distribution
of this press
release and the offer and sale of the Bonds in
certain jurisdictions
may be restricted by law. Any persons reading
this press release
should inform themselves of and observe any
such restrictions.

This press release does not constitute an offer to
sell or a
solicitation of an offer to purchase any securities
in the United
States. The securities referred to herein
(including the Bonds and
the shares of REC) have not been and will not be
registered under the
U.S. Securities Act of 1933, as amended (the
"Securities Act") or the
laws of any state within the U.S., and may not be
offered or sold in
the United States, except in a transaction not
subject to, or
pursuant to an applicable exemption from, the
registration
requirements of the Securities Act or any state
securities laws. This

press release and the information contained
herein may not be
distributed or sent into the United States, or in
any other
jurisdiction in which offers or sales of the
securities described
herein would be prohibited by applicable laws
and should not be
distributed to United States persons or
publications with a general
circulation in the United States. No offering of the
Bonds is being
made in the United States.

This press release is only being distributed to and
is only directed
at (i) persons who have professional experience
in matters relating
to investments falling within Article 19(1) of the
Financial Services
and Markets Act 2000 (Financial Promotion)
Order 2005 (the "Order")
and (ii) high net worth entities falling within Article
49(2) of the
Order and (iii) persons to whom it would
otherwise be lawful to
distribute it (all such persons together being
referred to as
"relevant persons"). The Bonds are only
available to, and any
invitation, offer or agreement to subscribe,
purchase or otherwise
acquire such Bonds will be engaged in only with,
relevant persons.
Any person who is not a relevant person should
not act or rely on
this press release or any of its contents.

Stabilization/FSA

For more information, please contact:
Jon André Løkke, SVP and Investor Relations
Officer, +47 907 44 949

About REC
REC is the leading vertically integrated player in
the solar energy
industry. REC Silicon and REC Wafer are among
the world's largest
producers of polysilicon and wafers for solar
applications. REC Solar
is a rapidly growing manufacturer of solar cells
and modules, and are
also engaging in project development activities in
selected segments
of the PV market. REC had revenues of NOK 8
191 million and an
operating profit of NOK 2 529 million in 2008.
Close to 3 000

employees work in REC's worldwide
organization. Please also see
www.recgroup.com.

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

2 **REC ASA – EUR 320 Million Convertible Bond Issue Completed.**


OSLO
OSLO BØRS

NewsWeb

MeldingsID: 246326

Innsendt dato:	02.10.2009 18:12
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - EUR 320 million Convertible Bond issue completed
Meldingstekst:	

Sandvika, October 2, 2009, REC has successfully completed issue of the convertible bond announced earlier today.

REC announces the pricing of its convertible bond of EUR 320 million.
REC intends to use the proceeds from the issue for general corporate purposes.

The subordinated unsecured convertible bonds will have an annual coupon of 6.50 percent, payable quarterly in arrear on the specified payment dates and a conversion price of EUR 6.4938 representing a conversion premium of 30 percent over the reference price of EUR 4.9952 (NOK 42.3040). The applicable EUR: NOK exchange rate has been set at 8.4690

The Bonds will be issued and redeemed at 100 percent of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on June 4, 2014.

REC shall have the right to convert the Bonds into ordinary shares at

any time on or after January 4, 2013, provided
that the value of the
underlying shares on the Oslo Stock Exchange
(translated into EUR) on
at least twenty trading days within a period of
thirty consecutive
trading days has exceeded 150 percent of the
principal amount of the
outstanding Bonds.

The Bonds are expected to be settled on or
around October 13, 2009.
REC may decide to list the Bonds on an
exchange at a later stage.

NOT FOR RELEASE, PUBLICATION OR
DISTRIBUTION, IN WHOLE OR IN PART
DIRECTLY OR INDIRECTLY, IN AUSTRALIA,
CANADA, HONG KONG, SOUTH
AFRICA, JAPAN OR THE UNITED STATES:

This press release is for information purposes
only and does not
constitute or form part of, and should not be
construed as an offer
or an invitation to sell or issue, or the solicitation
of any offer
to buy or subscribe for, any securities. In
connection with this
transaction there has not been, nor will there be,
any public
offering of the Bonds. No prospectus will be
prepared in connection
with the offering of the Bonds. The Bonds may
not be offered to the
public in any jurisdiction in circumstances which
would require REC
to prepare or register any prospectus or offering
document relating
to the Bonds in such jurisdiction. The distribution
of this press
release and the offer and sale of the Bonds in
certain jurisdictions
may be restricted by law. Any persons reading
this press release
should inform themselves of and observe any
such restrictions.

This press release does not constitute an offer to
sell or a
solicitation of an offer to purchase any securities
in the United
States. The securities referred to herein
(including the Bonds and
the shares of REC) have not been and will not be
registered under the
U.S. Securities Act of 1933, as amended (the
"Securities Act") or the
laws of any state within the U.S., and may not be

offered or sold in
the United States, except in a transaction not subject to, or
pursuant to an applicable exemption from, the registration
requirements of the Securities Act or any state securities laws. This
press release and the information contained herein may not be
distributed or sent into the United States, or in any other
jurisdiction in which offers or sales of the securities described
herein would be prohibited by applicable laws and should not be
distributed to United States persons or publications with a general
circulation in the United States. No offering of the Bonds is being
made in the United States.

This press release is only being distributed to and is only directed
at (i) persons who have professional experience in matters relating
to investments falling within Article 19(1) of the Financial Services
and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")
and (ii) high net worth entities falling within Article 49(2) of the
Order and (iii) persons to whom it would otherwise be lawful to
distribute it (all such persons together being referred to as
"relevant persons"). The Bonds are only available to, and any
invitation, offer or agreement to subscribe, purchase or otherwise
acquire such Bonds will be engaged in only with, relevant persons.
Any person who is not a relevant person should not act or rely on
this press release or any of its contents.

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, +47 907 44 949

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications. REC Solar
is a rapidly growing manufacturer of solar cells and modules, and are

also engaging in project development activities in selected segments
of the PV market. REC had revenues of NOK 8 191 million and an
operating profit of NOK 2 529 million in 2008. Close to 3 000
employees work in REC's worldwide organization. Please also see
www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This announcement was originally distributed by Hugin. The issuer is
solely responsible for the content of this announcement.

3 **REC ASA – Application on Listing of Bond Loan.**


OSLO BØRS

NewsWeb

MeldingsID: 246728	
Innsendt dato:	13.10.2009 08:20
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	SØKNAD
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	Oslo Børs - REC01 - Mottatt søknad om notering
Meldingstekst:	Oslo Børs har mottatt søknad om børsnotering av ISIN NO0010536501, REC ASA 09/14 11,00%. Det følger av verdipapirhandelloven kapittel 5 at anvendelsesområde for informasjonsplikt gjelder for låntagere hvis obligasjoner er eller er søkt notert på børs. Informasjonsplikten etter reglene i verdipapirhandelloven vil fra og med i dag bli gjeldende for ovennevnte lån. Det vises til følgende sirkulære for mer informasjon om informasjonsplikt for finansielle instrumenter: [http://www.oslobors.no/ob/sirkulaere]

Translation:

REC ASA – Application on Listing of Bond Loan. Oslo Stock Exchange has received an application for listing of Bond Loan ISIN NO0010536501, REC ASA 09/14 11.00 %.

4 **REC ASA – Approved Bond Prospectus.**


OSLO
OSLO BØRS

NewsWeb

MeldingsID: 246753

Innsendt dato:	13.10.2009 13:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	PROSPEKT
Informasjonspliktig:	Ja
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	Godkjent prospekt
Meldingstekst:	Oslo Børs, som kontrollmyndighet, har mottatt og godkjent prospekt for Renewable Energy Corporation ASA, REC ASA 09/14 11,00%, ISIN NO0010536501. Tilrettelegger: DnB NOR Markets, Nordea Markets og SEB Merchant Banking Prospektet er tilgjengelig på låntakers hjemmeside [http://www.recgroup.com] og på utsteders hovedkontor, Kjærboveien 29, 1302 Sandvika, tilretteleggers hjemmeside [http://www.dnbnor.no] og [http://www.oslobors.no].

Translation:

REC ASA – Approved Bond Prospectus. Oslo Stock Exchange, as control authority, has received and approved the Prospectus for REC ASA 09/14 11.00 %, ISIN NO0010536501 Bond Loan application for listing of Bond loan ISIN NO0010536501, REC ASA 09/14 11.00%.

5 **REC ASA –New Bond Loan listed.**



NewsWeb

MeldingsID: 246754	
Innsendt dato:	13.10.2009 13:10
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	NOTERING AV VERDIPAPIRER
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	Oslo Børs - REC01 - Nytt lån til notering 14.10.2009
Meldingstekst:	Nytt lån til notering på Oslo Børs 14.10.2009: Lånets navn: REC ASA 09/14 11,00% Ticker: REC01 ISIN: NO0010536501 Lånebeløp: NOK 1 250 mill, åpent lån Forfallsdato: 16.09.2014 Rente: 11,00% Rentebærende f.o.m.: 16.09.2009 Tilrettelegger: DnB NOR Markets, Nordea Markets, SEB Merchant Banking Ordreboks ID Ordinary Call: 70123 Ordreboks ID Bulletin Board: 70122

Translation:

REC ASA –New Bond Loan listed. REC ASA 09/14 11.00 % NOK 1250 million Bond Loan listed on Oslo Stock Exchange 10/14/09.

6 **REC ASA – New Bond Loan listed.**


OSLO BØRS

NewsWeb

MeldingsID: 246787	
Innsendt dato:	14.10.2009 08:20
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	NOTERING AV VERDIPAPIRER
Informasjonspliktig:	Nei
Lagringspliktig:	Nei
Vedlegg:	
Tittel:	Oslo Børs - REC01 - Nytt lån til notering 14.10.2009
Meldingstekst:	Nytt lån til notering på Oslo Børs 14.10.2009:

Lånets navn: REC ASA 09/14 11,00%
Ticker: REC01
ISIN: NO0010536501
Lånebeløp: NOK 1 250 mill, åpent lån
Forfallsdato: 16.09.2014
Rente: 11,00%
Rentebærende f.o.m.: 16.09.2009
Tilrettelegger: DnB NOR Markets, Nordea Markets, SEB
Merchant Banking
Ordreboks ID Ordinary Call: 70123
Ordreboks ID Bulletin Board: 70122

Translation:

REC ASA –New Bond Loan listed. REC ASA 09/14 11.00 % NOK 1250 million Bond Loan listed on Oslo Stock Exchange 10/14/09.

7 **REC ASA – Presentation of the Third Quarter 2009.**


OSLO
OSLO BØRS

NewsWeb

MeldingsID: 246976

Innsendt dato:	16.10.2009 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL KALENDER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Presentation of the third quarter 2009
Meldingstekst:	

Morning program:
REC will release its third quarter results for 2009 on Tuesday
October 27, 2009 just after 07:00 AM CET.

On the release day, President and CEO Ole Enger of REC will give a
presentation together with other members of the management team. The
presentation will take place at 08:00 hrs Norwegian time/CET at the
conference centre Oslo Konserthus, Munkedamsveien 14, 0250 Oslo
(www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the
Internet, and can be accessed from:
www.recgroup.com.

It will also be possible to listen to the presentation through a
conference call. Please use one of the following numbers (conference
ID, 3435489):

Norway free call: 800 51 070
UK free call: 0800 028 1243
USA free call: 1888 935 4575
International dial in: +44 (0)20 7806 1951

Afternoon program:

REC will further host an analyst conference call with possibilities
for questions and answers later the same day at 15:00 CET. Please
make sure to dial inn at least 5 minutes ahead of time to finalize
your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be
made available. To access, please dial +47 67 89 40 91 and use the
following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by #
(pound-sign) and press 1 to play

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 907 44
949

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications. REC Solar
is a rapidly growing manufacturer of solar cells and modules, and are
also engaging in project development activities in selected segments
of the PV market. REC had revenues of NOK 8 191 million and an
operating profit of NOK 2 529 million in 2008. More than 3 000
employees work in REC's worldwide organization. Please also see
www.recgroup.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

8 **REC ASA – 3rd Quarter 2009.**


OSLO BØRS

NewsWeb

MeldingsID: 247599

Innsendt dato:	27.10.2009 07:00
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Q3 2009 results.pdf
Tittel:	REC ASA - 3rd quarter 2009
Meldingstekst:	

Oslo, October 27, 2009: Renewable Energy Corporation ASA (REC)
reported revenue of NOK 2,160 million in the third quarter 2009, an
increase of 13 percent from NOK 1,919 million in the third quarter
2008.

Earnings before interest, taxes, depreciation and amortization
(EBITDA) amounted to NOK 429 million in the third quarter 2009, a
decline of 40 percent from NOK 711 million in the third quarter 2008.
The EBITDA margin of 20 percent in the third quarter 2009 compares
with 37 percent in the same quarter last year.

The significant decline in EBITDA mainly relates to; (i) weaker
market demand and reduced capacity utilization in REC Solar and REC
Wafer, (ii) expansion cost and negative contribution from the ramp-up
of new plants of NOK ~168 million, (iii) loss on sales and write-down
of cell and module inventories of NOK ~100 million, and (iv) a
further increase of the provision in REC Solar of approximately NOK
21 million for repairs of malfunctioning junction boxes.

When adjusting for expansion/ramp-up cost,
inventory write-downs and
junction box (total of NOK ~289 million), the
underlying EBITDA
margin was 33 percent.

The operating profit (EBIT) was NOK -665 million
in the third
quarter, compared to NOK 537 million in the
same quarter in 2008, and
the EBIT margin decreased to -31 percent from
28 percent. Excluding
the impairment charge relating to Sovello, EBIT
for the third quarter
amounted to NOK 7 million.

REC reported net financial items of NOK -478
million in the third
quarter, including net loss on derivatives of NOK
51 million. In the
same quarter last year, net financial items were
NOK 1,224 million,
including net gains on derivatives of NOK 932
million.

Including these effects, loss before tax was NOK
1,143 million in the
third quarter 2009, compared to a profit before
tax of NOK 1,761
million in the third quarter 2008.

Earnings per share for the quarter was negative
NOK 1.52, compared to
positive NOK 2.20 in the third quarter 2008 and
negative NOK 1.20 in
the second quarter 2009. The earnings per share
are calculated on the
base of the average number of shares of 664.8
million in the third
quarter 2009.

For more information, please see the
attachments on www.newsweb.no

Morning program:
REC will release its third quarter results for
2009 on Tuesday
October 27, 2009 just after 07:00 AM CET.

On the release day, President and CEO Ole
Enger of REC will give a
presentation together with other members of the
management team. The
presentation will take place at 08:00 hrs
Norwegian time/CET at the
conference centre Oslo Konserthus,
Munkedamsveien 14, 0250 Oslo
(www.oslokonserthus.no).

The presentation, held in English, will be broadcasted live over the Internet, and can be accessed from: www.recgroup.com.

It will also be possible to listen to the presentation through a conference call. Please use one of the following numbers (conference ID, 3435489):

Norway free call: 800 51 070
UK free call: 0 800 028 1243
USA free call: 1 888 935 4575
International dial in: +44 (0) 20 7806 1951

Afternoon program:
REC will further host an analyst conference call with possibilities for questions and answers later the same day at 15:00 CET. Please make sure to dial inn at least 5 minutes ahead of time to finalize your registration:

Norway free call: 800 80 119
International dial in: +47 23 00 04 00

Immediately after the call, a replay of the conference call will be made available. To access, please dial +47 67 89 40 91 and use the following procedure:

1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by # (pound-sign) and press 1 to play

For more information, please contact:
Jon André Løkke, SVP and Investor Relations Officer, Tel: +47 907 44 949

About REC
REC is uniquely positioned as one of the most integrated companies in the solar energy industry. REC Silicon and REC Wafer are the world's largest producers of polysilicon and wafers for solar applications.
REC Solar produces solar cells and solar modules and engage in project development activities in selected segments of the PV market.

REC Group had revenues in 2008 of NOK 8,191 million and an operating profit of NOK 3,279 million. Please also see www.recgroup.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)


REC
RENEWABLE ENERGY CORPORATION ASA

THIRD QUARTER 2009

OCTOBER 27, 2009





REC IS MAKING SOLAR ENERGY ACCESSIBLE AND AFFORDABLE, USING OUR STRENGTHS ACROSS THE PHOTOVOLTAIC SOLAR VALUE CHAIN. WE ARE INVESTING IN INNOVATIONS THAT REDUCE COSTS, EXPANDING OUR BUSINESS RAPIDLY AND PROFITABLY WHILE EXTENDING OUR PLATFORM FOR SUSTAINABLE BUSINESS.

HIGHLIGHTS

- Revenue growth of 13 percent
  - NOK 2,160 million versus NOK 1,919 million in the third quarter 2008
- Operating results negatively affected by reduced sales prices, low capacity utilization, expansion and ramp-up costs, and write downs
  - EBITDA NOK 429 million versus NOK 711 million in the third quarter 2008
  - Sovello write-down of NOK 672 million
  - EBIT NOK 7 million excluding impairment related to Sovello
- Negative net financial items of NOK 478 million
- Improved funding situation through equity issue and additional debt
- Restarted idle capacity in all business areas during the third quarter

FINANCIAL REVIEW

KEY FINANCIALS - REC GROUP

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008	Q2 2009
Revenues	2 160	1 919	6 480	5 811	8 191	2 308
EBITDA	429	711	1 174	2 342	3 279	218
EBITDA – margin	20%	37%	18%	40%	40%	9%
EBITDA excluding provisions for junction boxes	450	711	1 503	2 342	3 340	526
EBIT	-665	537	-460	1 833	2 529	-97
EBIT – margin	-31%	28%	-7%	32%	31%	-4%
Net financial items	-478	1 224	-804	965	1 850	-624
Profit/loss before tax	-1 143	1 761	-1 264	2 797	4 379	-721
Earnings per share, basic and diluted, in NOK	-1,52	2,20	-2,16	3,44	5,40	-1,20
Expansion costs	65	122	243	297	383	79
EBITDA adjusted for expansion costs	494	834	1 417	2 639	3 662	298
Adjusted EBITDA – margin	23%	43%	22%	45%	45%	13%

REVENUES AND EBITDA

Overall revenue amounted to NOK 2,160 million in the third quarter 2009, which was 13 percent higher than in the third quarter 2008. This includes a positive translation effect on revenue of NOK 84 million compared to the third quarter 2008, and revenue growth was eight percent on a constant currency basis.

Revenue declined six percent from the previous quarter, primarily as a result of reduced sales volume and prices due to generally weak market demand. Significant sales volume decline in REC Wafer was partially offset by increased sales volumes in REC Solar, REC Silicon and Sovello. Production was ramped up towards the end of the third quarter in all business areas.

In the first nine months of 2009, revenue amounted to NOK 6,480 million, which was an increase of 12 percent from the same period in 2008. Currency developments had a positive translation effect on revenue of NOK 263 million, and revenue growth in the first nine months was seven percent on a constant currency basis. The increase in revenue in the first nine months was primarily due to higher production, which was partially offset by reduced prices.

EBITDA was NOK 429 million in the third quarter, compared to NOK 711 million in the third quarter of last year. The decline in EBITDA mainly relates to weaker market demand and sales prices, and lower capacity utilization in REC Solar and REC Wafer, as well as negative contribution from ramp-up of new plants. EBITDA improved from NOK 218 million in the second quarter 2009, when the results also were negatively impacted by significant provisions for repair of junction boxes in REC Solar. However, EBITDA decreased from the second quarter also excluding provisions for junction boxes, primarily as a result of significantly reduced volumes, prices and revenues achieved in REC Wafer.

Expansion costs amounted to NOK 65 million, compared to NOK 122 million in the third quarter 2008 and NOK 79 million in the previous quarter. These figures do not include the negative EBITDA contribution from new plants under ramp-up that are defined as being in commercial operation. The new production facility in Moses Lake ("Silicon III") still contributed somewhat negatively to EBITDA in the third quarter 2009, and low capacity utilization in REC Wafer's new production lines contributed negatively to EBITDA by approximately NOK 87 million in the third quarter.

EBITDA for the first nine months 2009 halved to NOK 1,174 million, compared to the first nine months 2008. Expansion costs amounted to NOK 297 million in the first nine months 2009, compared to NOK 383 million in the same period last year. As described above, it should be noted that REC in the first nine months of 2009 has incurred a significant negative EBITDA-contribution from ramp-up of new facilities, recognized significant provisions and write-downs and experienced reduced sales prices.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment amounted to NOK 1,093 million in the third quarter 2009 (including impairment charges of NOK 679 million primarily related to Sovello). This compares to NOK 174 million in the third quarter 2008 and NOK 315 million in the previous quarter.

The increases in depreciation and amortization primarily reflect the expansion programs. During the third quarter, REC Silicon commenced depreciation of assets related to its new production facility in Moses Lake ("Silicon III"). Furthermore, REC Wafer incurred the full quarter effect of depreciation on assets related to new wafer lines and parts of the Glomfjord mono facility, and further put additional assets into production.

Value in use of the cash generating unit Sovello was estimated to be lower than carrying value at September 30, 2009. Non current assets were written down by NOK 672 million, including goodwill of NOK 229 million. Sovello has since the end of 2008 been in breach with financial loan covenants and has been working on implementing a new financing structure. Sovello currently operates under a waiver from its banks, which has been extended several times. The current waiver expires on November 30. The reduction in estimated value of Sovello is, among other factors, affected by the uncertain financial situation and reduced price and volume expectations. Future developments may give rise to further impairment losses, or increase in values.

Depreciation, amortization and impairment amounted to NOK 1,634 million in the first nine months 2009 (including NOK 729 million in impairment charges). This compares to NOK 510 million in the same period last year.

Adjusted for impairment charges, depreciation and amortization are expected to continue to increase as assets currently under construction are being put to their intended use.

FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008	Q2 2009
Share of loss of associates	-7	-1	-12	-5	-3	-1
Financial income	46	16	61	142	181	6
Financial expenses	-232	-61	-514	-159	-258	-182
Capitalized borrowing cost	170	47	381	133	226	121
Net financial expenses	-62	-14	-133	-26	-32	-62
Net currency gains/losses	-404	291	-371	177	291	-67
Net gains/losses embedded derivatives	-1 518	1 207	-3 108	926	3 294	-866
Net gains/losses other derivatives	1 467	-274	2 759	-249	-1 858	367
Net gains/losses derivatives	-51	932	-350	677	1 436	-499
Impairment and loss on financial assets	0	0	0	0	-24	0
Net financial items	-478	1224	-804	965	1850	-624

EBIT
EBIT was a negative NOK 665 million in the third quarter 2009, compared to a positive NOK 537 million in the third quarter 2008 and a negative NOK 97 million in the second quarter 2009.

For the first nine months 2009, EBIT declined to a negative NOK 460 million from NOK 1,833 million in the same period last year.

Please see the above sections for the main explanations for the EBIT decline.

NET FINANCIAL ITEMS
Net financial items continue to be significantly impacted by currency effects and changes in fair values of derivatives. During the third quarter, NOK strengthened against USD, EUR and SGD which had an overall positive effect on currency debt and other derivatives. Net currency loss for the third quarter 2009 was primarily due to negative effects on intragroup loans.

The positive effects on other derivatives, primarily forward currency sales contracts and basis swaps, was more than offset by negative changes in the estimated fair value of embedded derivatives. Please see the consolidated annual financial statement for 2008 for a description of derivatives, including embedded derivatives.

During 2009, changes in market conditions have, as announced in various trading updates, resulted in several revisions of REC's financial forecasts and expected cash flows. The market visibility is still low and the business risk has increased significantly during the year. In combination, this has significantly affected the basis and predictability for hedging future cash flows in the REC Group. REC has evaluated the cash flow at risk and is adjusting the hedging portfolio and the currency composition of the debt portfolio accordingly. Of the loss on embedded derivatives in the third quarter 2009, NOK 214 million relates to a sales contract for which it is no longer estimated any future cash flows (revenues). For the other sales contracts with embedded derivatives, the most updated contract conditions are used as best estimate of future cash flows.

Liquid assets increased, primarily as a result of the share issue in July 2009, which partially explains the increase in financial income. Financial expenses increased, primarily due to increased average interest bearing liabilities, increased credit margins, and amortization of upfront fees. However, the capitalized part of borrowing costs also continued to increase, reflecting the large ongoing expansion projects. Capitalized borrowing costs have previously been limited by the size of the total borrowing costs for the group. Due to the increase in borrowing costs, this was not a limitation in the third quarter 2009.

INCOME TAX
Income tax expense for the first nine months 2009 has been estimated to NOK 34 million, reflecting that deferred tax assets have only been partially recognized on losses related to Sovello and REC ScanModule AB. REC will evaluate this further in subsequent periods.

The income tax expense on profits in the US operations is calculated with an estimated rate just below 37 percent. Tax income has been recognized at an estimated 28 percent in the Norwegian operations, and zero in Singapore. The actual effective tax rates for 2009 may deviate from the estimated tax rates.

For the year 2008, the effective tax rate was 30 percent.

PROFIT/LOSS AFTER TAX
Profit after tax was a negative NOK 1,008 million in the third quarter 2009, compared to a profit of NOK 1,246 million in the third quarter 2008 and a loss of NOK 684 million in the second quarter 2009.

EPS for the quarter was a negative NOK 1.52, compared to a positive NOK 2.20 in the third quarter 2008 and a negative NOK 1.20 in the second quarter 2009. The EPS for all periods presented has been adjusted for the rights issue in July 2009. For the third quarter, EPS is calculated on the base of an average number of shares of 664.8 million following the rights issue.

OPERATIONAL REVIEW

MARKET DEVELOPMENT AND CONTRACT UPDATE
Market conditions are still weak in the PV solar industry but REC has experienced some improvement in demand in the third quarter. On the other hand, the module prices continued to decline also in the third quarter, although not at the same rate as experienced in the first half of the year.

The reductions in module prices continue to improve the return on equity for investments in PV systems, which are historically high across all markets and segments. The long-term fundamentals of the PV industry are therefore intact, and the industry should be well positioned for renewed growth once financing for installations of PV systems improves further.

As described in the interim report for the second quarter, REC Wafer has this year received inquiries from a majority of its customers concerning possible adjustments to volumes, delivery schedules and/or prices. REC Wafer has in most cases been able to find solutions for 2009, involving considerable volume and/or price concessions compared to the pre-determined prices and/or volumes in the original contracts.

As communicated during the quarter, REC Wafer was not able to agree on terms for contractual adjustments in a delivery contract with China Sunergy and therefore terminated the contract and called upon a USD 50 million bank guarantee in September 2009. China Sunergy claims that REC wafer is not entitled to draw the guarantee and has instituted legal proceedings to this effect. REC Wafer maintains its position under the guarantees and will defend this position in the legal proceedings. REC will also consider further legal action as the bank guarantees may cover only parts of the company's loss.

REC Wafer has also experienced an increase in outstanding and overdue receivables and has been forced to draw on bank guarantee to cover outstanding payments under some contracts.

REC Wafer had limited production during the parts of the third quarter but has gradually increased production based on the

adjusted contract volumes. Existing wafer production returned to full capacity utilization in September, and Herøya III and IV returned to their respective ramp-up schedules.

Production of cells and modules in REC Solar followed the same pattern, with all plants being shut down for summer vacation in July and gradually increased production during the remainder of the quarter. Module production returned to full capacity in the second half of August, whereas cell production is aligned with module production and thus run somewhat below full capacity.

Average selling prices obtained for modules continued to decline in the third quarter, and were approximately 38 percent below the 2008 average and approximately 7 percent below the previous quarter.

REC Silicon has not made any contractual adjustments to its long-term contracts.

EXPANSION PROJECTS UNDER EXECUTION

REC Silicon's produced approximately 528 MT of granulated polysilicon from Silicon III in the third quarter, following the restart of the plant in July, and sees gradually better product quality as the stability of the production process improves.

Any new production site under ramp-up will typically produce a higher portion of lower quality material during the ramp-up phase. This is also the case for Silicon III and in the current market this material carries a price discount to higher grade materials. The commercial ramp-up of Silicon III thus impacts the average price achieved for sold products.

REC Silicon also has a new silane gas plant ("Silicon IV") under construction in Moses Lake, consisting of a silane production unit, silane loading facilities, and an option for additional polysilicon deposition reactors. This project is scheduled to be completed in the second quarter of 2010, with a ramp-up schedule closely aligned with the general market development.

REC Wafer has resumed the ramp-up of its two new multicrystalline wafer plants, Herøya III and IV. The two plants each consist of two production lines, and were started up in the fourth quarter 2008 and early in the second quarter 2009, respectively. However, the ramp-up processes were halted in May, when REC Wafer decided to temporarily reduce production due to the challenging market environment. Provided that the ramp-up continues uninterrupted, the plants are expected to be fully ramped up by the third quarter 2010.

Project management and control is satisfactory in the construction of the new monocrystalline ingot and wafering plant in Glomfjord. The project develops within the revised time schedule and cost budget, and the new plant is thus expected to take monocrystalline production capacity to around 300 MW.

REC Solar has no expansion projects ongoing at the existing facilities, after the completion of a new 180 MW cell plant in Narvik and 105 MW of new module manufacturing lines in Glava in 2008. Annual production capacity currently stands at 225 MW of solar cells and 150 MW of solar modules.

The Singapore project continues to trend towards lower capital expenditure compared to the initial investment case, due to strong performance from all main contractors and a more favorable construction market. The project is progressing according to schedule and was approximately 85 percent complete at the end of September. Production line equipment installation is progressing well and operational staffs are returning from extensive overseas training preparing to start initial testing of production equipment. Commercial production of solar cells and modules is expected to commence in the second quarter 2010, with wafer production expected to follow suit in the third quarter. The ramp-up phases will be aligned to market demand and prudent working capital management.

REC believes the new plant will be more cost competitive than REC's existing facilities.

In the current economic climate, the company continues to restrict the use of resources for planning of further expansion projects.

SEGMENT INFORMATION

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at two plants in Moses Lake, Washington and in Butte, Montana. A third plant is currently under ramp-up, and a fourth silane gas plant is under construction. REC Silicon's polysilicon production capacity is expected to almost triple from 2008 to 2011, to approximately 17,000 MT. REC Silicon employs more than 750 people.

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008	Q2 2009
Revenues	937	730	2 813	2 012	3 033	929
EBITDA	454	392	1 346	1 017	1 540	442
EBITDA - margin	48%	54%	48%	51%	51%	48%
Expansion costs	9	42	19	136	162	5
EBITDA adjusted for expansion costs	463	433	1 364	1 154	1 702	447
Adjusted EBITDA - margin	49%	59%	49%	57%	56%	48%
Polysilicon production in MT* (prime)	1 616	1 528	4 897	4 524	6 241	1 624
Polysilicon sale in MT (incl. offspec.)	1 736	1 589	5 140	4 651	6 549	1 653
Silane gas sale in MT	579	487	1 433	1 313	1 838	488

*Polysilicon production in Q2 2008 and for the full year 2008 included 70 MT of granular "starter-bed" material, not for sale.

REC Silicon reported revenue of NOK 937 million in the third quarter 2009, which was an increase of 28 percent from the third quarter 2008 and one percent above the previous quarter. Measured in USD, revenue increased 11 percent from the third quarter last year and seven percent from the previous quarter.

Polysilicon production in the third quarter was 1,616 MT, which was six percent higher than in the third quarter 2008. Approximately 528 MT of this was granulated polysilicon from Silicon III, following the restart of the plant in July. Both Siemens based production facilities (Silicon I and II) undertook scheduled maintenance stops of one to two weeks during the third quarter, and thus contributed less to the total production. Compared to the previous quarter, total production was thus essentially flat, whereas sales increased by eight percent.

Average USD selling prices for polysilicon in the third quarter were only slightly lower than the average of 2008.

Around 60 percent of the polysilicon volume in the third quarter was shipped to REC companies, including 33 percent of deliveries to Sovello. In the third quarter 2008 internal deliveries accounted for approximately 70 percent.

Silane gas sales totaled 579 MT in the third quarter, an increase of 19 percent from both the third quarter 2008 and the second quarter 2009. The silane gas market continued to develop positively in the third quarter and REC expects the positive development to continue for the remainder of the year.

REC Silicon EBITDA was NOK 454 million in the third quarter 2009, which was an increase of 16 percent from the third quarter 2008 and three percent above the previous quarter. The EBITDA margin of 48 percent compares to 54 percent in the third quarter last year and 48 percent in the second quarter 2009. Silicon III is still in a ramp-up phase, and contributed only slightly negatively to EBITDA in the third quarter 2009 compared to the previous quarter where the negative contribution was approximately NOK 99 million. No such costs were incurred in the third quarter 2008.

Expansion costs amounted to NOK 9 million, compared to NOK 42 million in the third quarter last year and NOK 5 million in the second quarter 2009.

Currency translation effects positively affected the third quarter EBITDA by NOK 58 million compared to the third quarter last year. On a constant currency basis, and adjusted for expansion costs, REC Silicon EBITDA decreased by approximately six percent compared to the third quarter 2008.

For the first nine months 2009, REC Silicon revenue totaled NOK 2,813 million, an increase of 40 percent from the first nine months 2008. Measured in USD, the increase was 13 percent.

EBITDA amounted to NOK 1,346 million in the first nine months of 2009, an increase of 32 percent from the same period in 2008. Adjusted for currency translation effects and expansion costs, EBITDA decreased by four percent from the first nine months last year. The lower increase in EBITDA compared to the revenue increase primarily reflects costs associated with the start-up of Silicon III.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at two sites, in Glomfjord and at Herøya in Norway. REC Wafer employs approximately 1,000 people. Wafer production capacity, excluding the Singapore project, is expected to increase to more than 1.7 GW by the end of 2010.

REC Wafer reported revenue of NOK 1,155 million in the third quarter 2009, which was an increase of 23 percent from the third quarter 2008 but 24 percent below the previous quarter.

Increased revenue compared to third quarter last year reflects higher wafer production, whereas the decline from the previous quarter reflects both lower sales volume and lower average selling prices.

Capacity utilization continued to be negatively affected by the decision to take out production capacity in response to the challenging market environment. At 173 MW, production increased 52 percent from the third quarter 2008 but declined 16 percent from the previous quarter.

REC Wafer had very limited production in July but production was restarted in August and continued to increase during September, when Herøya III and IV also returned to their intended ramp-up schedules. At the end of the third quarter, the quarterly production rate was approximately 250 MW.

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008	Q2 2009
Revenues	1 155	942	4 269	3 411	4 894	1 525
EBITDA	77	244	639	1 255	1 674	321
EBITDA - margin	7%	26%	15%	37%	34%	21%
Expansion costs	33	47	131	85	121	33
EBITDA adjusted for expansion costs	110	291	769	1 340	1 796	354
Adjusted EBITDA - margin	9%	31%	18%	39%	37%	23%
Wafer production in MW (at 15.0% cell efficiency)	157	106	528	383	542	190
Mono ingot production in MW (at 20.0% cell efficiency)	17	8	42	28	40	15
Total production in MW	173	114	570	411	582	205
Wafer sale in MW (at 15.0% cell efficiency)	154	104	510	378	537	175
Mono ingot sale in MW (at 20.0% cell efficiency)	4	8		28	40	9
Total sale in MW	158	112	529	407	577	184

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008	Q2 2009
Revenues	524	666	1 338	1 643	2 347	426
EBITDA	-256	54	-782	118	148	-528
EBITDA - margin	nm	8%	nm	7%	6%	nm
EBITDA excluding provisions for junction boxes	-235	54	-455	118	209	-220
Expansion costs	20	21	82	58	65	37
EBITDA adjusted for expansion costs	-236	75	-700	176	213	-491
Adjusted EBITDA - margin	nm	11%	nm	11%	9%	nm
Module production in MW	23	19	76	52	80	27
Contract manufacturing MW	0	2	0	2	7	0
External cell sale in MW	6	16	12	25	30	4
Module sale in MW	32	20	73	53	81	24

Wafer sales decreased by 14 percent from the previous quarter, to 158 MW. Wafer inventory thus increased by 16 MW, to approximately 41 MW at the end of the quarter. REC Wafer has also experienced an increase in outstanding and overdue receivables and has been forced to draw on bank guarantee to cover outstanding payments under some contracts.

Average selling prices were significantly below the 2008 average and the previous quarter, which primarily reflects adjustments in long-term contracts for the second half of 2009.

During the third quarter, some price reductions were made for wafer sales from REC Wafer to REC Solar, further adjustments are expected to align internal pricing with external price levels in the current market.

EBITDA amounted to NOK 77 million in the third quarter 2009, which was a decline of 68 percent from the third quarter 2008 and 76 percent below the previous quarter. The EBITDA margin of seven percent compares to 26 percent in the third quarter 2008 and 21 percent in the second quarter 2009.

The significantly lower EBITDA margin is primarily explained by the considerably lower capacity utilization, reduced average selling prices, and costs associated with the ramp-up of new production lines at Herøya III and IV and the mono capacity in Glomfjord. Due to the production stoppage over the summer, these new production lines had a combined negative EBITDA-contribution of approximately NOK 87 million in the third quarter, compared to approximately NOK 20 million in the previous quarter.

Expansion costs amounted to NOK 33 million in the third quarter, compared to NOK 47 million in the third quarter last year, and NOK 33 million in the second quarter this year. The expansion costs this year mainly relate to the Singapore and mono project.

In the first nine months of 2009, REC Wafer revenue amounted to NOK 4,269 million, which was an increase of 25 percent from the first nine months of 2008. The increase reflects higher production and sales, which more than offset the decline in average selling prices.

EBITDA amounted to NOK 639 million in the first nine months of 2009, which was a decline of 49 percent from the same period last year. The decline mainly reflects considerably lower capacity utilization, reduced sales prices, higher raw material prices, higher expansion costs related to Singapore, and costs related to ramp-up of Herøya III and IV and parts of the Glomfjord mono factory.

REC SOLAR

REC Solar produces solar cells in Narvik, Norway and solar modules in Glava, Sweden. REC Solar employs approximately 900 people. Total installed production capacity is 180 MW for solar cells and 150 MW for solar modules. Further expansion in Singapore is expected to add 550 MW of production capacity for solar cells and 590 MW of production capacity for solar modules during 2010.

REC Solar reported revenue of NOK 524 million in the third quarter 2009, which was a decline of 21 percent from the third quarter 2008 but 23 percent above the second quarter 2009. As in the previous quarter, capacity utilization was held back due to weak markets and to allow for a depletion of inventory. Both the cell and module plant were completely idle during the summer vacation in July, before module production was brought back to full capacity in the second half of August. Cell production has been aligned to module production, and although the capacity utilization has increase the cell production has thus remained somewhat below full capacity.

It is unlikely that the oldest 45 MW cell line in Narvik will be utilized for commercial production in the future. As a result, adjustments will be made to the organization, including reduced manning. Equipment on this cell line was written down with a negative effect on EBIT in the second quarter 2009, and further costs of NOK 31 million was charged to EBITDA in the third quarter 2009. This primarily reflects a partial write-down of inventories produced from this cell line.

Module production was 23 MW in the third quarter 2009, 21 percent above the third quarter 2008 but 15 percent below the second quarter 2009. Cell production was 20 MW in the third quarter 2009, 47 percent below the third quarter 2008 and 13 percent below the previous quarter.

The average selling price in the third quarter was approximately 38 percent below the 2008 average, and approximately 7 percent below the previous quarter. REC Solar reiterates its estimate that average module selling prices for 2009 will be approximately 35 percent below 2008.

Module sales were 32 MW, which was 60 percent above the third quarter last year and 33 percent above the previous quarter. Module inventory thus declined 10 MW during the quarter, to 8 MW.

FINANCIAL HIGHLIGHTS - SOVELLO

(NOK IN MILLION)		Q3 2008		SEP 30 2008	DEC 31 2008	Q2 2009
Revenues	88	150	194	451	601	28
EBITDA	-20	29	-34	92	128	-32
EBITDA - margin	nm	19%	nm	20%	21%	nm
Sovello's total module production in MW	11	21	37	63	85	5

Note: Figures in the table refer to proportionate consolidation of REC's 33.3 percent ownership. Production in MW is calculated on a 100 percent basis.

ELIMINATIONS - REC GROUP

(NOK IN MILLION)		Q3 2008		SEP 30 2008	DEC 31 2008	Q2 2009
Elimination revenues	-564	-576	-2 183	-1 730	-2 757	-615
Elimination EBITDA	206	28	124	-28	-83	63

EBITDA was a negative NOK 256 million in the third quarter 2009. The EBITDA in the period was negatively impacted by a significant reduction in average selling prices and by low capacity utilization in both the cell and module plant.

Although some price reductions were made for wafer sales from REC Wafer to REC Solar, further adjustments are expected to align internal pricing with external price levels in the current market.

EBITDA for the third quarter 2009 was furthermore negatively affected by write-downs of inventories and realized losses on sales, estimated to NOK 105 million (including inventories from the oldest cell line discussed above). The company also increased the total cost estimate with NOK 21 million related to malfunctioning junction boxes in the third quarter. Expansion costs related to Singapore amounted to NOK 20 million.

In the first nine months of 2009, revenue amounted to NOK 1,338 million. This was a decline of 19 percent from the first nine months of 2008 despite an increase in module sales volumes of 38 percent. The decline is primarily explained by significantly lower average selling prices for modules and lower external sales of cells.

EBITDA was a negative NOK 782 million in the first nine months of 2009, which compares to a positive NOK 118 million in the first nine months of 2008. The decline reflects significantly lower average selling prices without a corresponding reduction in wafer prices, provisions related to future repair of malfunctioning junction boxes, write-downs and loss on sale of inventories, expansion costs, and low capacity utilization. Write-downs of inventories and realized losses on sales are estimated to NOK 280 million for the first nine months 2009.

The in-field repair of malfunctioning junction boxes is progressing according to plan. Agreements regarding logistics, repair and installation have been signed with contractors in all the main markets. Approximately 70,000 junction boxes had been repaired at the end of the third quarter. It is expected that the majority of the malfunctioning junction boxes will be repaired by the end of the first quarter 2010, and that the repair work will continue until the end of 2010.

Dependent on the start-up and the ramp-up of the new production lines, the expansion in Singapore could support up to a fourfold increase in module production during 2010. Eventually, module production will be aligned with the overall market conditions and product demand at any given point in time.

SOVELLO

Sovello produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. REC proportionately consolidates Sovello's financial statements on a line-by-line basis. Sovello currently operates two production lines with a total production capacity of 100 MW. The ramp-up of a third production line with a capacity of 80 MW has just been initiated. The company employs approximately 1,200 people.

Revenue contribution from Sovello was NOK 88 million in the third quarter, compared to NOK 150 million in the third quarter last year and NOK 28 million in the second quarter 2009.

As in the previous two quarters, the figures reflect low sales volumes and a lower average selling price as a result of weak market conditions. However, sales improved slightly in September.

The EBITDA contribution was a negative NOK 20 million in the third quarter 2009, compared to a positive contribution of NOK 29 million in the third quarter last year and a negative NOK 32 million in the second quarter 2009.

Module production continued to be limited at only 11 MW in the third quarter, which was well below the 21 MW produced in the third quarter 2008 but a signficant increase compared to the 5 MW produced in the second quarter 2009. As in the previous quarter, Sovello limited its production due to the market conditions. During the third quarter, Sovello also started the ramp-up of its third manufacturing line, which utilizes the more cost effective Quad technology.

In the first nine months of 2009, the revenue contribution from Sovello declined by 57 percent to NOK 194 million, whereas the EBITDA contribution declined to a negative NOK 34 million from a positive NOK 92 million in the first nine months 2008.

As previously communicated, Sovello was not in compliance with all its financial covenants at the end of 2008. The company currently operates under a waiver from its banks. The waiver expires at the end of November. During the waiver period, REC,

together with the other shareholders of Sovello, has committed to secure the liquidity of Sovello. A new financing structure needs to be negotiatied with the banks of Sovello before the end of the waiver period to continue the operations in its present form.

A new financing structure could require additional financial commitments from the shareholders in the form of guarantees, loans and/or equity.

At September 30, 2009, REC had receivables of EUR 57 million (NOK 482 million) on Sovello, and the original investment in shares in Sovello amounted to NOK 421 million. REC has also provided a guarantee of EUR 10 million to the bank syndicate of Sovello. The carrying value of the Sovello cash generating unit in the consolidated financial statements was more than EUR 130 million at September 30 before impairment charge. REC's impairment test of the Sovello cash generating unit gave rise to an impairment charge of NOK 672 million at September 30, which affects EBIT. Please see further description above, in the section 'Depreciation, amortization and impairment'.

The European Commission last year opened an in-depth investigation to evaluate whether the first and second plant in Thalheim were part of the same investment project. The European Commission concluded in the second quarter 2009 that the two plants did not form a single investment project, and therefore endorsed the investment aid.

In connection with the construction of the first plant in Thalheim Sovello received a so-called "SME grant" of approximately EUR 10 million. The grant was originally approved by the European Commission in June, 2006. As previously announced the European Commission last year opened a formal investigation into whether Sovello should have been considered a SME and therefore eligble for the grant at the time. In October, Sovello was informed by the case team of the European Commission that it intends to recommend a negative decision in this matter. Sovello has been given the opportunity to present additional arguments and documentation. Should the European Commission eventually hand down a negative decision, Sovello would be obliged to repay the original grant plus accumulated interest amounting to approximately EUR 11 million in total. Sovello maintains the position that it was in fact eligble for the SME grant. A negative decision by the European Commission can be appealed by Sovello.

In an undertaking previously signed individually by all the three shareholders of Sovello in relation to Sovello's syndicated loan agreement, the shareholders have an obligation to contribute additional equity capital or subordinated loans, in the amount of 33.33 percent each, of the amount by which the investment grants are not granted in the projected amounts, or are required to be repaid.

REC ASA AND REC SITE SERVICES (SINGAPORE)
REC ASA is a holding company comprising parts of Group Management, corporate functions, corporate R&D, a corporate project management organization, and REC Group's in-house bank.

REC Site Services was established as an organizational structure for on-site project management services, and will also own and operate certain buildings and infrastructure. The activity is expected to expand in the quarters and years to come.

ELIMINATION - REC GROUP
Elimination of internal profit depends on internal sales volumes and price, cost of production and intercompany inventory changes, and should generally be expected to affect EBITDA negatively as the company grows across the value chain.

However, eliminations contributed positively to EBITDA both in the third quarter and for the first nine months 2009.The change for the third quarter was primarily due to reduced volume and sales prices and increased production costs. The change for the first nine months was primarily due to reduced sales prices and increased production costs.

Reversal of parts of the write-downs in the REC Solar segment also contributed to the positive EBITDA eliminations, with NOK 9 million in the third quarter and NOK 64 million for the first nine months 2009.

TECHNOLOGY DEVELOPMENT AND R&D
REC incurred R&D expenses of NOK 68 million in the third quarter 2009, and NOK 216 million for the first nine months 2009. This compares with NOK 45 million in the third quarter 2008 and NOK 138 million in the first nine months 2008.

Much of REC Silicon's technology efforts in the third quarter were associated with problem identification and resolution of Silicon III. However, some of the team members were able to go back to our development tracks. At PVSEC in Hamburg, REC for the first time presented its new and patent pending semi-continuous Siemens technology. This invention aims at lowering the labor costs, power consumption, and capital expenditure of future silicon production plants. REC also demonstrated how the FBR reactors in the new commercial silicon plants behave as anticipated. A final highlight in the quarter was the successful first production trials in our next generation FBR reactor, which aims at both future scale benefits and the possibility to move to the purities required for electronic grade silicon.

The market for PV materials has to a large extent moved from a seller's to a buyer's market, and the focus on product quality has increased across the value chain. REC Wafer's new manufacturing plants at Herøya and Singapore represent a good step forward in terms of improved product quality, and REC is also generally increasing its development efforts to improve both mechanical and electronic quality. Substantial development efforts are also being allocated to qualify and optimize materials and processes for the Singapore start-up.

FINANCIAL HIGHLIGHTS - REC ASA & SITE SERVICES (SINGAPORE)

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008	Q2 2009
Revenues	20	7	51	24	72	15
EBITDA	-32	-36	-118	-112	-128	-48
Expansion costs	3	13	11	17	35	4

In REC Solar, the main focus was on the qualification of new processes, production equipment and materials for the Singapore start-up, as well as on optimization work on the existing plants.

STATEMENT OF FINANCIAL POSITION AND CASH FLOW

Comparative figures in the statement of financial position have been restated to reflect changes in accounting policies regarding classification of derivatives as current and non-current (see description below under "Accounting Policies").

The developments in the statement of financial position during the third quarter primarily reflect the continued high level of capital expenditure and the related funding, as well as the strengthening of the NOK exchange rate.

EQUITY AND DEBT

Equity amounted to just below NOK 18.0 billion at September 30, 2009. In the third quarter paid-in equity increased by just below NOK 4.4 billion in net proceeds (after tax) from the rights issue in June/July. Comprehensive income was negative by NOK 1.8 billion in the third quarter 2009 and negative NOK 2.9 billion in the first nine months, reflecting the losses for the periods and currency translation differences. The equity ratio was 51 percent, compared to 44 percent at the end of the second quarter and 55 percent at the end of 2008. This reflects the change in equity in the periods and higher total asset base, primarily as a result of the significant capital expenditure in REC's expansion projects.

Net debt was NOK 8.7 billion at September 30, 2009, a decrease of NOK 2.2 billion from June 30, 2009 and up NOK 2.6 billion from the end of 2008. These figures exclude restricted bank accounts and prepayments on which interest is calculated. External net debt of Sovello is included with NOK 0.5 billion at September 30, 2009.

As announced in the second quarter 2009 report, REC secured additional debt financing totaling gross NOK 3 billion in connection with the debt restructuring in June. The Company completed the announced issue of a 5-year fixed rate bond loan in the Norwegian bond market for an amount of NOK 1,250 million on August, 31. The NOK 750 million Bridge-to-Bond agreement entered into in June was terminated on September 4 subsequent to the successful launch of the Norwegian Bond. Offering a REC-bond to the financial market is in line with the strategy to diversify the company's sources of debt funding.

With reference to the resolution adopted at the extraordinary general meeting on June 5, 2009, REC successfully launched and executed a convertible bond in the amount of EUR 320 million on October 2. The convertible bond will count as equity when REC calculates the financial covenants under the bank facilities.

The above mentioned debt and equity transactions have an aggregate gross liquidity effect exceeding NOK 10 billion.

In addition, the Company is currently negotiating term loan agreements on the basis of the received committed term sheet for about NOK 1.5 billion from Eksportfinans with guarantees from GIEK and a bank syndicate.

CASH FLOW

Net cash flow from operating activities was NOK 465 million in the third quarter 2009, compared to NOK 412 million in the third quarter 2008 and one million in the previous quarter. The slight increase compared to third quarter 2008 was affected by changes in working capital in the quarters, partially offset by reduced profitability due to the current difficult market conditions and operational issues.

Net cash flow from investing activities was NOK -3,015 million in the third quarter, compared to NOK -2,436 million in the same quarter last year and NOK -2,955 million in the previous quarter. Payments for property plant and equipment and intangible assets contributed NOK -3,302 million in the third quarter, and government grants of NOK 311 were received, primarily in the

PROPERTY, PLANT AND EQUIPMENT

(NOK IN MILLION)	REC SILICON	REC WAFER	REC SOLAR	SOVELLO	OTHER	REC GROUP
Carrying value at January 1, 2009	11 515	4 874	1 510	696	843	19 438
Translation Differences	-2 254	-82	-223	-101	-247	-2 907
Net additions	2 479	2 279	1 732	80	1 773	8 342
Depreciation & Impairment	-262	-423	-186	-484	-5	-1 360
Carrying value at September 30, 2009	11 478	6 648	2 833	191	2 364	23 513

INTANGIBLE ASSETS

(NOK IN MILLION)	REC SILICON	REC WAFER	REC SOLAR	SOVELLO	OTHER	REC GROUP
Carrying value at January 1, 2009	607	425	48	274	40	1 393
Translation Differences	-116	0	-2	-39	0	-156
Net additions	107	11	2	0	18	139
Depreciation & Impairment	-18	-15	-5	-234	-2	-274
Carrying value at September 30, 2009	580	421	43	2	56	1 102
Payments of PP&E and intangibles*	2 805	1 995	1 982	31	1 759	8 572

*Net of investment grants

Singapore expansion project and Sovello. The split of payments for the first nine months 2009 between segments is outlined in the table below.

The differences between additions and payments for property, plant and equipment, and for intangible assets, primarily relate to changes in pre-payments, accruals and payables for capital expenditure. Currency developments also affected amounts in the table.

Net cash flow from financing activities was NOK 3,867 million in the third quarter, compared to NOK 2,427 million in the third quarter last year and NOK 2,799 million in the previous quarter. In the third quarter 2009 net cash from the share issue contributed NOK 4,338 million, partially offset by down payment on borrowings and payment of loan fees.

CONTRACTUAL COMMITMENTS

See note 29 to the consolidated annual financial statements for 2008. Estimated contractual purchase obligations amounted to NOK 3.9 billion for goods and services and NOK 4.2 billion for capital expenditure at September, 30, 2009. NOK 0.3 billion of the purchase obligations for goods and services is estimated to be paid in the fourth quarter 2009, and NOK 1.9 billion of the capital expenditure obligations. In addition, REC has estimated approved but not committed capital expenditure to NOK 3.0 billion, of which NOK 0.8 billion is expected to be paid in the fourth quarter 2009. The total remaining capital expenditure, committed and approved but not committed, at the end of September amounted to NOK 7.2 billion. The amounts measured in NOK are translated at September 30, 2009 exchange rates, and changes in NOK versus the main currencies USD, SGD and EUR will affect the actual expenditures measured in NOK. Together with the other owners in Sovello, REC has committed to secure the liquidity of Sovello until end November.

EVENTS AFTER THE BALANCE SHEET DATE

With reference to the resolution adopted at the extraordinary general meeting on June 5, 2009, REC successfully launched and executed a convertible bond in the amount of EUR 320 million on October 2, 2009.

TRANSACTIONS WITH CLOSELY RELATED PARTIES

For the first nine months 2009, the nature of related parties transactions have been as described in note 31 to the consolidated annual financial statements for 2008.

During the first quarter 2009, Sovello drew upon the loan commitment made by REC of EUR 4 million. REC, in close cooperation with the bank syndicate of Sovello, in the second quarter provided a short term bridge loan to Sovello of EUR 5.0 million and provided a guarantee of EUR 10 million to the bank syndicate of Sovello. The two other shareholders of Sovello have also provided such short term bridge loans and shareholder guarantees. Together with the other owners in Sovello, REC has committed to secure the liquidity of Sovello until end November. A new financing structure is currently being negotiated with the bank syndicate of Sovello. This new financing structure and the development on the grants issue could require additional financial commitments from the shareholders in the form of guarantees, loans and/or equity.

Sovello accrued, but according to an agreement did not pay, interest of EUR 2.3 million (NOK 20) million to REC during the first nine months of 2009. At September 30, 2009 REC had receivables of EUR 57 million (NOK 482 million) on Sovello.

In 2007, Sovello made prepayments and paid sign-on fees for deliveries of polysilicon from the Silicon III plant (FBR material), totaling remaining USD 74.6 million at the end of 2008. In second quarter 2009, REC Silicon repaid to Sovello USD 11.5 million of the prepayments, as part of an amended agreement for the delivery of polysilicon. In the first nine months 2009, sales of polysilicon from REC Silicon to Sovello amounted to USD 11.6 million (NOK 75 million), which was deducted from the prepayments previously made by Sovello and not paid in cash. Payments for deliveries scheduled to be made throughout the year are also to be deducted the balance of the prepayments.

During the first nine months of 2009, REC Solar sold modules for NOK 122 million to REC Solar Inc. and AEE Solar Inc., and had receivables of NOK 86 million at September 30, 2009.

During the first nine months of 2009, REC Wafer made purchases of NOK 27 million in aggregate from Si Pro AS and Meløy Bedriftsservice AS and had NOK 1 million accounts payable at September 30, 2009.

A number of members of the Group management and the Board of directors utilized their subscription rights in the rights issue in July 2009, as disclosed in separate notices to the stock exchange.

The Annual General Meeting of REC ASA on May 19, 2009 approved a stock option program 2009 for REC executives, key leaders and employees. As of September 30, 2009, a total of 3.25 million options had been granted under this program, of which 960,812 to the Group Management. The fair values of the options were estimated in aggregate to NOK 24 million, of which NOK 7.5 million for the Group Management. The stock option program 2009 comes in addition to the 2008 program. The stock option programs have a limitation on the maximum potential profit per employee per year resulting from the exercising of the options (profit cap), which has contributed to a significant reduction in estimated fair value compared to options without such a profit cap.

PRINCIPAL RISKS AND UNCERTAINTIES

Please also refer to the Annual Report 2008 and to Section 4 in the Prospectus in connection with the rights issue in June/July, 2009.

The tougher economic climate is adversely affecting the markets in which the company operates. Further adverse economic developments could potentially have significant negative effects on REC's financial results and financial position.

Even though the sales contracts are legally binding and parts of the contract portfolio is secured with bank guarantees, any legal proceedings in relation to these always encounter procedural risk and it can take considerable time to reach a legally binding solution. This can be illustrated by the dispute with China Sunergy, as described in section "Market development and contract update" above.

Customers have to some extent deferred payments to REC, partially related to alleged claims and liquidity issues. In some cases, REC has called upon bank guarantees for customers that have provided such. Risk for realization of

future cash flows in previously entered contracts, as well as future sales, have increased. In addition to the potential negative effect on the order backlog, it may also affect the values of embedded derivatives that are present in some of the contracts, refer to description in the section "Net financial items".

A weak market, increase in discount rates and future capital expenditure could also lead to further impairment charges of any asset or cash generating unit. The development related to Sovello, including on financing and non-realization of grants can also lead to further impairment charges or may require additional financial commitments from the shareholders in the form of guarantees, loans and/or equity.

In terms of deliveries, REC is subject to risks related to product quality and performance, and to liabilities related to product warranties. For the first nine months in 2009, NOK 329 million was expensed related to future repairs of delivered modules with malfunctioning junction boxes. REC has also experienced increased amounts of returns of deliveries from customers claiming product deficiencies, in order for them to be relieved of the obligation to take deliveries, and some with the ultimate purpose of cancelling binding delivery contracts.

During the second and third quarter, REC has significantly strengthened the liquidity and equity position. However, continued negative development of factors mentioned above, and as seen so far in the fourth quarter, could cause EBITDA going forward to be lower than previously anticipated.

Please refer to the section "Market development and contract update" above and the "Outlook" section below.

ORGANIZATIONAL DEVELOPMENTS

Effective September 1, Ingelise Arntsen moved from the position as EVP REC Wafer to the new position as EVP Strategy and Business Development. At the same time Einar Kilde took over as EVP REC Wafer, leaving the position as EVP Projects to Matthew Shippey formerly Project Director in REC Singapore.

OUTLOOK

Although there are some early signs of improved demand for solar modules in some geographical regions, the overall market development has been weak so far in 2009. Reduced availability of financing has led to postponements of new large investment projects, which has coincided with legislative changes in some of the markets that provided strong growth opportunities in previous periods.

As several other producers of solar modules, cells and wafers, REC has sought to reduce inventories and improve the supply and demand balance through production cutbacks. For REC this has had significant negative effects on the financial statements for the third quarter and first nine months 2009.

However, REC Solar increased its production of solar modules gradually during the third quarter, and reached full capacity in the second half of August. Cell production is being aligned to module production, and although capacity utilization has increased cell production levels thus remain below full capacity.

REC Wafer had very limited production in July but production was restarted in August and continued to increase during September, when Herøya III and IV also returned to their intended ramp-up schedules.

At the end of the third quarter, the quarterly production rates were approximately 250 MW of wafers and approximately 35 MW of solar modules. No capacity reductions are planned for the fourth quarter of the year although production levels may be temporarily reduced if market conditions should deteriorate.

The industry inventory situation and supply and demand imbalances have put pressure on module prices during 2009, and as previously communicated REC Solar expects average module selling prices for 2009 to be approximately 35 percent below 2008 levels. This implies only a modest further decline in average module selling prices from the third to the fourth quarter of the year.

Lower end-user demand has also put pressure on prices further up in the value chain. For several of its long-term contracts, REC Wafer has agreed to make considerable adjustments in volumes and/or prices for the second half of 2009, and further contractual adjustments for 2010 seem likely if the present weak market continues. Due to customer mix, REC Wafer further expects similar price declines from the third to the fourth quarter 2009, even if the underlying prices are unchanged.

REC Silicon has not made any contractual adjustments to its long-term contracts. The main focus in this segment remains on continued stability improvements in the production process Silicon III, as the ramp-up of commercial production started in the beginning of the third quarter. The expected 2010 output from Silicon III will be highly dependent of the ramp-up that continues throughout the fourth quarter of 2009. Any new production site under ramp-up will typically produce a higher portion of lower quality material during the ramp-up phase, and under the current market this material carries a price discount to higher grade materials. The commercial ramp-up of Silicon III is therefore expected to continue to negatively impact the average price achieved for sold products.

STATEMENTS

BASIS OF PREPARATION

The financial statements are presented in NOK, rounded to the nearest million, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate report for the first and second quarter 2009. These condensed

consolidated interim financial statements have not been audited or subject to a review by the auditor. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2008. The consolidated financial statements for 2008 are available upon request from the Company's registered office at Sandvika or at www.recgroup.com.

ACCOUNTING POLICIES

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2008, except as mentioned below. The consolidated financial statements of the REC Group for 2008 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act.

The new standards, interpretations or amendments to published standards that were effective from January 1, 2009 that have affected the consolidated financial statements for the first nine months of 2009 are (refer to the second quarter report for further description):

IFRS 8 Operating segments. IFRS 8 had minor effects on REC Group's segment reporting for the first six months of 2009.

Revised IAS 1 Presentation of Financial Statements. IAS 1 replaces IAS 1 Presentation of Financial Statements (revised in 2003) as amended in 2005. IAS 1 had limited effects for REC Group.

Revised IAS 23 Borrowing Costs did not constitute a change in accounting policy for the REC Group.

Improvements to IFRSs. REC Group had up to December 31, 2008 classified all its derivatives as current. According to the amendments, derivatives should be presented as current or non-current on the basis of its settlement date. REC Group has reclassified the related balance sheet items for previous periods.

IFRIC 12 Service Concession Arrangements had no effect for the REC Group for the first nine months of 2009.

ESTIMATES AND JUDGMENTS

Preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2008.

REC reported losses for the first nine months 2009, giving rise to deferred tax assets. IAS 12 Income Taxes states that when an entity has a history of recent losses, the entity recognises a deferred tax asset arising from unused tax losses only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilised by the entity. IAS 12 also states that unused tax losses are strong evidence that future taxable profit may not be available. Even though parts of the losses result from identifiable causes which may be regarded as unlikely to recur, the current highly volatile and uncertain market development has considerably increased uncertainty of future profit forecasts, and REC has recognized only parts of the deferred tax assets on the recent losses. REC will evaluate this further in future periods.

REC has significant estimated future cash flows in wafer sales contracts for which embedded derivatives have been separated and accounted for as derivatives. The contracts state future cash flows, with some limited adjustment mechanisms. However, REC has recently experienced that contracts have been renegotiated or not complied with. REC's best estimate of future cash flows are the contractually stated cash flows under the contracts. If it is probable that a customer will not honor the contract based on individual assessment, REC has made downward adjustment of the estimated cash flows. At September 30, 2009 this was the case for one of the large contracts with embedded derivatives.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the Group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in REC's Annual Report 2008, (especially the Risk Report, the Report from the Board of Directors and the notes to the consolidated financial statements) and the Prospectus.

Sandvika, October 26, 2009

Board of Directors


Dag J. Opedal
Chairman of the Board


Grace Reksten Skaugen
Member of the Board


Tore Schiøtz
Member of the Board


Roar Engeland
Member of the Board


Susanne Elise Munch Thore
Member of the Board


Hilde Myrberg
Member of the Board


Odd Christopher Hansen
Member of the Board


Rolf B. Nilsen
Member of the Board


Anders Langerød
Member of the Board


Tommy Kristensen
Member of the Board


Unni Kristiansen
Member of the Board


Ole Enger
President and CEO

CONSOLIDATED STATEMENT OF INCOME
REC GROUP

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008
Revenues	[illegible]	1 919	[illegible]	5 811	8 191
Cost of materials	-630	-524	-2 094	-1 347	-2 012
Changes in inventories	-120	40	102	7	311
Employee benefit expenses	-418	-359	-1 400	-1 054	-1 545
Other operating expenses	-562	-365	-1 914	-1 075	-1 666
EBITDA *	[illegible]	711	[illegible]	2 342	3 279
Depreciation	-400	-164	-864	-470	-678
Amortization	-14	-8	-42	-28	-36
Impairment	-679	-2	-729	-13	-35
Depreciation, amortization and impairment	[illegible]	-174	[illegible]	-510	-750
EBIT	[illegible]	537	[illegible]	1 833	2 529
Share of loss of associates	-7	-1	-12	-5	-3
Financial income	46	16	61	142	181
Net financial expenses	-62	-14	-133	-26	-32
Net currency gains/losses	-404	291	-371	177	291
Net gains/losses derivatives	-51	932	-350	677	1 436
Impairment financial assets	0	0	0	0	-24
Net financial items	[illegible]	1 224	[illegible]	965	1 850
Profit/loss before tax	[illegible]	1 761	[illegible]	2 797	4 379
Income tax expense/benefit	135	-515	-34	-845	-1 314
Profit/loss for the period	[illegible]	1 246	[illegible]	1 953	3 064
Attributable to:					
Owners of REC ASA	-1 008	1 246	-1 298	1 953	3 064
Non-controlling interests	0	0	0	0	0
Earnings per share for profit attributable to the equity holders xof REC ASA (in NOK per share)					
- basic	[illegible]	2,20	[illegible]	3,44	5,40
- diluted	[illegible]	2,20	[illegible]	3,44	5,40

*EBITDA includes costs for repair of junction boxes of NOK 21 million in Q3, NOK 329 million Sep 30, 2009 and NOK 61 million for the year 2008.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
REC GROUP

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008
Profit for the period	[illegible]	1 246	[illegible]	1 953	3 064
Other comprehensive income, net of tax:					
Currency translation differences	-805	574	-1 619	447	1 639
Actuarial gain/loss on defined benefit pension schemes	0	0	0	0	8
Cash flow hedges	0	-77	2	-78	41
Total other comprehensive income for the period	[illegible]	497	[illegible]	369	1 688
Total comprehensive income for the period	[illegible]	1 743	[illegible]	2 322	4 752
Total comprehensive income for the period attributable to:					
Owners of REC ASA	-1 812	1 744	-2 915	2 322	4 752
Total comprehensive income for the period	[illegible]	1 744	[illegible]	2 322	4 752

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
REC GROUP

(NOK IN MILLION)	[illegible]	JUN 30 2009	SEP 30 2008	DEC 31 2008
ASSETS				
Non-current assets				
Goodwill	596	866	828	917
Other intangible assets	506	510	372	477
Intangible assets	[illegible]	1 376	1 200	1 393
Land and buildings	2 698	2 679	1 348	2 116
Machinery and equipment	10 539	4 852	3 290	4 620
Other tangible assets	178	175	133	170
Assets under construction	10 099	15 170	9 527	12 531
Property, plant and equipment	[illegible]	22 875	14 297	19 438
Prepaid capex	[illegible]	1 870	922	1 557
Investments in associates	233	258	238	288
Investments in shares	3	5	11	2
Other non-current receivables	199	184	379	168
Derivatives	614	1 367	497	2 506
Restricted bank accounts	95	105	203	116
Financial assets	[illegible]	1 920	1 328	3 079
Deferred tax assets	116	168	72	21
Total non-current assets	[illegible]	28 209	17 819	25 488
Current assets				
Inventories	1 814	1 960	1 000	1 670
Trade and other receivables	2 404	2 765	1 649	2 220
Current tax assets	9	27	0	19
Derivatives	530	301	6	304
Restricted bank accounts	34	17	179	11
Cash and cash equivalents	3 065	1 764	2 864	497
Total current assets	[illegible]	6 834	5 698	4 721
Total assets	[illegible]	35 043	23 517	30 209

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
REC GROUP

(NOK IN MILLION)	[illegible]	JUN 30 2009	SEP 30 2008	DEC 31 2008
EQUITY & LIABILITIES				
Shareholders' equity				
Share capital	665	494	494	494
Share premium and other paid in capital	12 766	8 549	8 549	8 549
Paid-in capital		9 043	9 043	9 043
Other equity and retained earnings	5 857	6 659	3 085	4 404
Profit/loss for the period	-1 298	-290	1 953	3 065
Other equity and retained earnings		6 368	5 037	7 469
Total shareholders' equity		15 412	14 081	16 512
Non-current liabilities				
Retirement benefit obligations	190	182	136	156
Deferred tax liabilities	697	927	383	928
Provisions and other non-interest bearing liabilities	91	249	121	149
Derivatives	582	529	171	1 042
Non-current financial liabilities, interest bearing	11 048	11 976	4 812	5 157
Non-current prepayments, interest calculation	0	554	361	419
Total non-current liabilities		14 417	5 984	7 851
Current liabilities				
Trade payables and other liabilities	2 837	3 644	1 998	3 058
Current tax liabilities	135	223	548	300
Derivatives	307	507	356	860
Current financial liabilities interest bearing	1 246	727	551	1 439
Current prepayments, interest calculation	75	114	0	189
Total current liabilities		5 215	3 452	5 845
Total liabilities		19 632	9 436	13 696
Total equity and liabilities		35 043	23 517	30 209

0051

STATEMENT OF CHANGES IN EQUITY
REC GROUP

(NOK IN MILLION)	Attributable to equity holders of REC ASA					
	TOTAL PAID IN CAPITAL	OTHER EQUITY	COMPREHENSIVE INCOME	TOTAL	NON-CONTROLLING INTERESTS	TOTAL EQUITY
September 30, 2008						
At January 1, 2008	9 043	1 071	1 642	11 757	0	11 757
Equity share option plan	0	2	0	2	0	2
Total comprehensive income for the period	0	0	2 322	2 322	0	2 322
At September 30, 2008	9 043	1 073	3 964	14 080	0	14 081
Year 2008						
At January 1, 2008	9 043	1 071	1 642	11 757	0	11 757
Equity share option plan	0	4	0	4	0	4
Total comprehensive income for the period	0	0	4 752	4 752	0	4 752
At December 31, 2008	9 043	1 075	6 394	16 512	0	16 512
September 30, 2009						
At January 1, 2009	9 043	1 075	6 394	16 512	0	16 512
Equity share option plan	0	4	0	4	0	4
Share issue	4 388	0	0	4 388	0	4 388
Total comprehensive income for the period	0	0	-2 915	-2 915	0	-2 915
At September 30, 2009	13 431	1 079	3 479	17 990	0	17 990

CONSOLIDATED DETAILS OF COMPREHENSIVE INCOME
REC GROUP

(NOK IN MILLION)	TRANSLATION DIFFERENCES	TAX	PENSION	CASH FLOW HEDGE	ACQUISITION	CHANGE IN ACCOUNTING PRINCIPLE	PROFIT/ LOSS	TOTAL
SEP 30, 2008								
At January 1, 2008	-340	64	-33	-22	234	-50	1 790	1 642
Profit for the period	0	0	0	0	0	0	1 953	1 953
Other comprehensive income:								
Currency translation differences	463	-16	0	0	0	0	0	447
Cash flow hedges								
- valuation gain/losses taken to equity	0	36	0	-128	0	0	0	-92
- transferred to profit/loss for the period *	0	-6	0	20	0	0	0	14
Total other comprehensive income for the period	463	14	0	-108	0	0	0	369
Total comprehensive income for the period	463	14	0	-108	0	0	1 953	2 322
Accumulated at September 30, 2008	123	78	-33	-131	234	-50	3 742	3 964
Year 2008								
At January 1, 2008	-340	64	-33	-22	234	-50	1 790	1 642
Profit for the period	0	0	0	0	0	0	3 064	3 064
Other comprehensive income:								
Currency translation differences	1 702	-62	0	0	0	0	0	1 639
Actuarial gain/loss on defined benefit pension schemes	0	-7	14	0	0	0	0	8
Cash flow hedges								
- valuation gain/losses taken to equity	0	-1	0	2	0	0	0	1
- transferred to profit/loss for the period *	0	-15	0	55	0	0	0	39
Total other comprehensive income for the period	1 702	-85	14	57	0	0	0	1 688
Total comprehensive income for the period	1 702	-85	14	57	0	0	3 064	4 752
Accumulated at December 31, 2008	1 362	-21	-19	34	234	-50	4 854	6 394
SEP 30, 2009								
Accumulated at January 1, 2009	1 362	-21	-19	34	234	-50	4 854	6 394
Profit for the period	0	0	0	0	0	0	-1 298	-1 298
Other comprehensive income:								
Currency translation differences	-1 667	48	0	0	0	0	0	-1 619
Cash flow hedges								
- valuation gain/losses taken to equity	0	0	0	1	0	0	0	1
- transferred to profit/loss for the period *	0	0	0	1	0	0	0	1
Total other comprehensive income for the period	-1 667	47	0	3	0	0	0	-1 617
Total comprehensive income for the period	-1 667	47	0	3	0	0	-1 298	-2 915
Accumulated at September 30, 2009	-305	26	-19	37	234	-50	3 556	3 479
Total comprehensive income for the period attributable to:								
Owners of REC ASA	-1 667	47	0	3	0	0	-1 298	-2 915
Non-controlling interests	0	0	0	0	0	0	0	0
Total comprehensive income for the period	-1 667	47	0	3	0	0	-1 298	-2 915

*** Cash flow hedge - transferred to profit/loss for the period affected the following line items in the consolidated statement of income**

(NOK IN MILLION)	SEP 30 2009	SEP 30 2008	DEC 31 2008
Revenues	-1	7	-15
Cost of materials	0	-27	-40
Total	-1	-20	-55

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN MILLION)	[illegible]	Q3 2008	[illegible]	SEP 30 2008	DEC 31 2008
Cash flows from operating activities					
Profit/loss before Tax	-1 149	1 761	-1 264	2 797	4 379
Income taxes paid	21	-109	-311	-557	-877
Depreciation, amortization and impairment	1 093	174	1 634	510	750
Associated companies and impairment financial assets	7	1	12	5	27
Changes in receivables and prepayments from customers etc **	269	-235	-128	-509	-643
Changes in inventories	84	-163	-280	-314	-890
Changes in payables and accrued expenses	-177	114	-135	227	589
Changes in provisions	-13	8	294	8	86
Changes in derivatives	378	-885	657	-698	-1 463
Currency effects not cash flow or not related to operating activities	-23	-250	-56	-134	-169
Other items	-32	-4	42	45	130
Net cash flow from operating activities	[illegible]	412	[illegible]	1 380	1 917
Cash flows from investing activities					
Cash payments for shares (incl associates)	0	0	-1	-210	-210
Proceeds from finance receivables and restricted cash	10	11	11	6	205
Payments finance receivables and restricted cash	-35	-2	-141	-186	-215
Proceeds from sale of property, plant and equipment and intangible assets	0	0	0	0	1
Payments for property, plant and equipment and intangible assets	-3 302	-2 447	-8 883	-6 252	-9 748
Proceeds from investment grants	311	3	311	3	3
Proceeds from sale of subsidiaries, net of cash	0	0	-3	0	0
Net cash flow from investing activities	[illegible]	-2 436	[illegible]	-6 639	-9 964
Cash flows from financing activities					
Increase in/repayment of equity	4 338	0	4 338	0	0
Payment of borrowings and loan fees	-7 429	-272	-13 869	-494	-1 289
Proceeds from borrowings	6 958	2 699	20 438	2 764	4 062
Net cash flow from financing activities	[illegible]	2 427	[illegible]	2 270	2 773
Effect on cash and cash equivalents of changes in foreign exchange rates	-16	100	-100	58	-25
Net increase/decrease in cash and cash equivalents	1 300	503	2 568	-2 931	-5 298
Cash and cash equivalents at beginning of the period *	1 764	2 361	497	5 795	5 795
Cash and cash equivalents at the end of the period	[illegible]	2 864	[illegible]	2 864	497

* Cash and cash equivalents excludes restricted bank accounts
** Changes in provisions are shown on a separate line

SEGMENT INFORMATION - SECOND QUARTER
REC GROUP

(NOK IN MILLION)	[illegible]	Q3 2008	% CHANGE	[illegible]	YTD 2008	% CHANGE
Revenues						
REC Silicon	937	730	28%	2 813	2 012	40%
REC Wafer	1 155	942	23%	4 269	3 411	25%
REC Solar	524	666	-21%	1 338	1 643	-19%
Other Operations	108	157	nm	245	475	nm
Eliminations	-564	-576	nm	-2 183	-1 730	nm
Total	[illegible]	1 919	13%	[illegible]	5 811	12%
Revenues external						
REC Silicon	575	424	36%	1 449	1 154	26%
REC Wafer	956	681	40%	3 494	2 568	36%
REC Solar	522	664	-21%	1 333	1 638	-19%
Other Operations	106	150	nm	205	451	nm
Eliminations	0	0	nm	0	0	nm
Total	[illegible]	1 919	13%	[illegible]	5 811	12%
EBITDA						
REC Silicon	454	392	16%	1 346	1 017	32%
REC Wafer	77	244	-69%	639	1 255	-49%
REC Solar	-256	54	nm	-782	118	nm
Other Operations	-52	-7	nm	-153	-20	nm
Eliminations	206	28	nm	124	-28	nm
Total	[illegible]	711	-40%	[illegible]	2 342	-50%
Depreciation, amortization and impairment						
REC Silicon	-158	-41	287%	-280	-132	111%
REC Wafer	-190	-75	153%	-439	-231	90%
REC Solar	-53	-45	16%	-191	-111	71%
Other Operations	-693	-13	nm	-724	-35	nm
Eliminations	0	0	nm	0	0	nm
Total	[illegible]	-174	530%	[illegible]	-510	220%
EBIT						
REC Silicon	295	351	-16%	1 066	885	20%
REC Wafer	-113	169	-167%	200	1 025	-80%
REC Solar	-309	9	nm	-973	7	nm
Other Operations	-744	-19	nm	-877	-56	nm
Eliminations	206	28	nm	124	-28	nm
Total	[illegible]	537	-224%	[illegible]	1 833	-125%

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q3 2008	Q4 2008	Q1 2009	Q2 2009	
Revenues	1 919	2 380	2 013	2 308	2 160
EBITDA	711	936	527	218	429
EBITDA – margin	37%	39%	26%	9%	20%
EBITDA excluding provisions for junction boxes	711	997	527	526	450
EBIT	537	697	302	-97	-665
EBIT – margin	28%	29%	15%	-4%	-31%
Net financial items	1224	885	298	-624	-478
Profit/loss before tax	1 761	1 582	600	-721	-1 143
Earnings per share, basic and diluted, in NOK	2,20	1,96	0,69	-1,20	-1,52
Expansion costs	122	86	98	79	65
EBITDA adjusted for expansion costs	834	1 022	625	298	494
Adjusted EBITDA – margin	43%	43%	31%	13%	23%

QUARTERLY INFORMATION
REC SILICON

(NOK IN MILLION)	Q3 2008	Q4 2008	Q1 2009	Q2 2009	
Revenues	730	1 021	947	929	937
EBITDA	392	523	450	442	454
EBITDA – margin	54%	51%	47%	48%	48%
Expansion costs	42	26	5	5	9
EBITDA adjusted for expansion costs	433	548	454	447	463
Adjusted EBITDA – margin	59%	54%	48%	48%	49%
Polysilicon production in MT* (prime)	1 528	1 717	1 657	1 624	1 616
Polysilicon sale in MT (incl. offspec.)	1 589	1 898	1 750	1 653	1 736
Silane gas sale in MT	487	525	366	488	579

QUARTERLY INFORMATION
REC WAFER

(NOK IN MILLION)	Q3 2008	Q4 2008	Q1 2009	Q2 2009	[illegible]
Revenues	942	1 483	1 589	1 525	1 155
EBITDA	244	419	242	321	77
EBITDA – margin	26%	28%	15%	21%	7%
Expansion costs	47	36	64	33	33
EBITDA adjusted for expansion costs	291	455	306	354	110
Adjusted EBITDA – margin	31%	31%	19%	23%	9%
Wafer production in MW (at 15,0% cell efficiency)	106	160	181	190	157
Mono ingot production in MW (at 20,0% cell efficiency)	8	11	10	15	17
Total production in MW	114	171	191	205	173
Wafer sale in MW (at 15,0% cell efficiency)	104	159	182	175	154
Mono ingot sale in MW (at 20,0% cell efficiency)	8	11	5	9	4
Total sale in MW	112	170	187	184	158

QUARTERLY INFORMATION
REC SOLAR

(NOK IN MILLION)	Q3 2008	Q4 2008	Q1 2009	Q2 2009	[illegible]
Revenues	666	705	388	426	524
EBITDA	54	30	2	-528	-256
EBITDA – margin	8%	4%	1%	nm	nm
EBITDA excluding provisions for junction boxes	54	91	2	-220	-235
Expansion costs	21	7	25	37	20
EBITDA adjusted for expansion costs	75	37	27	-491	-236
Adjusted EBITDA – margin	11%	5%	7%	nm	nm
Module production in MW	19	28	27	27	23
Contract manufacturing MW	2	5	0	0	0
External cell sale in MW	16	5	1	4	6
Module sale in MW*	20	28	16	24	32

0057

FINANCIAL EFFECTS EMBEDDED DERIVATIVES
REC GROUP

The table below shows the profit or loss effects and earnings per share of embedded derivatives.

(NOK IN MILLION)	ACCUMULATED 2008				ACCUMULATED 2009		
	MAR 31	JUN 30	SEP 30	DEC 31	MAR 31	JUN 30	SEP 30
EBITDA*	22	53	58	49	-20	-27	-21
Net financial items	-226	-281	926	3 294	-724	-1 591	-3 108
Income tax expense/benefit	57	64	-276	-936	208	453	876
Profit/loss for the period	-147	-164	709	2 407	-536	-1 165	-2 253
Earnings per share	-0,26	-0,29	1,25	4,25	-0,95	-2,05	-3,75

(NOK IN MILLION)	PER QUARTER 2008				PER QUARTER 2009		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
EBITDA*	22	31	6	-10	-20	-7	6
Net financial items	-226	-55	1 207	2 368	-724	-866	-1 517
Income tax expense/benefit	57	7	-340	-660	208	244	423
Profit/loss for the period	-147	-17	873	1 698	-536	-629	-1 088
Earnings per share	-0,26	-0,03	1,54	3,00	-0,95	-1,10	-1,64

See consolidated financial statements for 2008 for a description of embedded derivatives.

*The effect on EBITDA is an illustration of how much EBITDA and revenues are affected by not recognizing the revenues on sales in the period at exchange rates at the time of the realization of the sales. Revenues under these contracts are recognized at the forward exchange rates at the time the contracts were entered into.

DEFINITIONS

CONSTANT CURRENCY

Some amounts in the text report have been adjusted for currency translation effects. This adjustment only eliminates the effect of translating the results for REC Silicon (US), REC ScanModule (Sweden) and Sovello (Germany) from their functional currencies to NOK. The exchange rates for the quarter and the year to date 2008 have been used in both periods. This adjustment does not eliminate other effects that currency fluctuations will have on the REC Group financials.

EXPANSION COSTS

Include primarily costs for early recruitment and training etc until start of production.

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs more than 2,500 people (excluding Sovello). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Ole Enger, President & CEO
+47 911 38 223

Bjørn Brenna, EVP & CFO
+47 900 43 186

Jon André Løkke, SVP & IRO
+47 907 44 949

TECHNOLOGICAL ADVANCES

MARKET AND CUSTOMER FOCUS

ORGANIZATIONAL DEVELOPM

COST REDUCTION

PROFITABLE GROWTH


REC, Artbox


REC

Renewable Energy Corporation ASA
Kjørboveien 29
PO Box 594
No-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

www.recgroup.com

9 REC ASA – Third Quarter 2009 – Presentation Materials.



NewsWeb

MeldingsID: 247606

Innsendt dato:	27.10.2009 07:46
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Presentation Q3 2009 .pdf
Tittel:	REC ASA - Third quarter 2009 - presentation material

Meldingstekst:

Enclosed is REC's interim results presentation for the third quarter
2009. The presentation will be held at 08:00 CET today at the Oslo
Konserthus (Oslo, Norway).

More details on today's program and the presentation will available
on REC's internet pages: www.recgroup.com

About REC
REC is the leading vertically integrated player in the solar energy
industry. REC Silicon and REC Wafer are among the world's largest
producers of polysilicon and wafers for solar applications. REC Solar
is a rapidly growing manufacturer of solar cells and modules, and are
also engaging in project development activities in selected segments
of the PV market. REC had revenues of NOK 8 191 million and an
operating profit of NOK 2 529 million in 2008. Close to 3 000
employees work in REC's worldwide organization. Please also see
www.recgroup.com.

This information is subject of the disclosure

requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)


RENEWABLE ENERGY CORPORATION ASA

THIRD QUARTER 2009

THIRD QUARTER

President and CEO Ole Enger
Oslo, October 27, 2009


REC
SILICON


REC
WAFER


REC
SOLAR

Forward Looking Information

THIRD QUARTER 2009

This Presentation includes and is based, inter alia, on forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements and this Presentation are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for REC ASA and REC ASA's (including subsidiaries and affiliates) lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be major markets for REC's businesses, energy prices, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in the Presentation. Although REC ASA believes that its expectations and the Presentation are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved or that the actual results will be as set out in the Presentation. REC ASA is making no representation or warranty, expressed or implied, as to the accuracy, reliability or completeness of the Presentation, and neither REC ASA nor any of its directors, officers or employees will have any liability to you or any other persons resulting from your use.

This presentation was prepared for Third Quarter 2009 results presentation held on October 27, 2009. Information contained within will not be updated. The following slides should be read and considered in connection with the information given orally during the presentation.

The REC shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

REC

THIRD QUARTER 2009

AGENDA

- → Highlights and operational review – Ole Enger
- → Financial review – Bjørn Brenna
- → Market and outlook – Ole Enger


REC

Highlights

THIRD QUARTER 2009

- Revenue growth of 13 percent from Q3'08
- EBITDA of NOK 429 million, 20 percent margin
  - Reduced sales prices
  - Low capacity utilization
  - High expansion cost (NOK 65 million) and ramp-up costs (NOK ~100 million)
  - Write-down (loss on sales) of cell and module inventories (NOK ~100 million)
- EBIT NOK 7 million excluding impairment charge of NOK 672 million related to Sovello
- Improved funding situation through an equity issue and additional debt
- Restarted idle capacity during the third quarter

REC

REC Silicon: Highlights

- Production of polysilicon
  - Virtually unchanged from Q2'09
  - Approximately 528 MT FBR material from Silicon III
- Silane gas sales up
  - Continued strong market for Silane
- Lower average sales prices
  - Down three percent from Q3'08 and one percent from Q2'09
  - A result of product mix and lower quality products impacted by Silicon III ramp-up


REC Silicon
MT
Polysilicon production
Silane gas sales
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09

  | October 27, 2009


REC

REC Wafer: Highlights

THIRD QUARTER 2009

- Production
  - Decreased from Q2'09; low capacity utilization due to temporary shut downs
- Production was restarted during August
  - At the end of Q3'09, the quarterly production rate was approximately 250 MW
- Sales prices
  - Agreed to price and/or volume adjustments with negative EBITDA effect


REC Wafer
Production in MW
Multi
Mono
200
180
160
140
120
100
80
60
40
20
0
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09

REC

THIRD QUARTER 2009

REC Solar: Highlights

- Production
  - Module production was 15 percent below Q2'09
  - The production shut down continued through July and August
  - Module production reached full capacity in the second half of August
- Market development
  - 38 percent module price reduction in Q3'09 compared to 2008 average



REC Solar
Production in MW
Cell
Module
60
50
40
30
20
10
0
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09

  | October 27, 2009

REC

068

Renewable
Energy
Corporation

PROJECTS


REC

The Singapore project

THIRD QUARTER 2009

- The project continues to trend towards lower capital expenditure
  - Strong performance from contractors
  - A more favorable construction market
- Project progress
  - Progressing according to schedule
  - Approximately 85 percent complete
- Commercial production start-up
  - Solar cells and modules expected in Q2'10
  - Wafer production expected in Q3'10
- REC expects the new plant will be more cost competitive than REC's existing facilities


REC

Photo: Singapore plant, October 2009

REC

Moses Lake: Silicon III and IV

THIRD QUARTER 2009

- Produced approximately 528 MT of FBR material following the restart of the plant in July
- The ramp-up of commercial production at Silicon III progressing
  - Gradually improved product quality in Q3'09
  - Critical to further improve process stability to achieve higher product quality
- Silicon IV project progresses as planned, construction expected to be complete in Q2'10



Photo: Moses Lake, Silicon III

REC

FINANCIALS

Renewable
Energy
Corporation


REC

THIRD QUARTER 2009

REC Group: Financial Highlights



Revenues
NOK million
+13 %
2 500
2 000
1 500
1 000
500
0
1919
2380
2013
2308
2160
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09



EBITDA
NOK million
Margin: 20 %
1 000
900
800
700
600
500
400
300
200
100
0
711
936
527
218
429
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09



EBIT
NOK million
Margin: -31%
800
600
400
200
0
-200
-400
-600
-800
537
696
302
-97
-665
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09

REC

THIRD QUARTER 2009

REC Group: Condensed Income Statement

(NOK million)	Q3'09	Q3'08	Change	YTD'09	YTD'08	Change
Revenues	**2,160**	**1,919**	+13%	**6,480**	**5,811**	+12%
EBITDA	**429**	**711**	-40%	**1,174**	**2,342**	-50%
EBITDA-margin	*20%*	*37%*	*-17%-p*	*18%*	*40%*	*-22%-p*
Depreciation and amortization	-414	-172	N/M	-906	-498	N/M
Impairment	-679	-2	N/M	-729	-13	N/M
EBIT	**-665**	**537**	N/M	**-460**	**1,833**	N/M
EBIT-margin	*-31%*	*28%*	*-59%-p*	*-7%*	*32%*	*-39%-p*
Net financial items	-478	1,224	N/M	-804	965	N/M
Profit/loss before tax	**-1,143**	**1,761**	N/M	**-1,264**	**2,797**	N/M

REC

THIRD QUARTER 2009

REC Group: Net financial assets

(NOK million)	Q3'09	Q3'08	YTD'09	YTD'08
Share of loss of associates	**-7**	**-1**	**-12**	**-5**
Financial income	**46**	**16**	**61**	**142**
Financial expenses	-232	-61	-514	-159
Capitalized borrowing cost	170	47	381	133
Net financial expenses	**-62**	**-14**	**-133**	**-26**
Net currency gains/loss	**-404**	**291**	**-371**	**177**
Embedded derivatives	-1,518	1,207	-3,108	926
Net gains/losses other derivatives	1,467	-274	2,759	-249
Net gains/losses derivatives	**-51**	**932**	**-350**	**677**
Impairment and loss on financial assets	0	0	0	0
Net financial items	**-478**	**1224**	**-804**	**965**

REC

REC Silicon: Key financials

THIRD QUARTER 2009

- Revenues up 28 percent from Q3'08
  - Increase of one percent from Q2'09
  - Prices in Q3'09 were only slightly down compared to average of 2008
  - Strong Silane market
- EBITDA up 16 percent from Q3'08 and one percent from Q2'09
  - Silicon III contributed somewhat negatively in Q3'09
  - Expansion costs amounted to NOK 9 million in Q3'09



Revenues and EBITDA
NOK million
Margin: 48 %
Revenues
EBITDA
1 200
1 000
800
600
400
200
0
730
392
1021
523
947
450
929
442
937
454
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09

REC

REC Wafer: Key financials

THIRD QUARTER 2009

- Revenues up 23 percent from Q3'08, down 24 percent from Q2'09
  - Increase from Q3'08 reflects higher wafer production
  - Decline from Q2'09 reflects lower sales volume and average selling prices
- EBITDA down 68 percent from Q3'08 and down 76 percent from Q2'09
  - Lower capacity utilization as well as reduced prices
  - Negative EBITDA contribution of NOK 87 million from ramp-up of Herøya III+IV and Glomfjord


Revenues and EBITDA
NOK million
Margin: 7 %
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Revenues
EBITDA
942
244
1483
419
1589
242
1525
321
1155
77
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09

REC

REC Solar: Key financials

- Revenues down 21 percent from Q3'08, and 23 percent up from Q2'09
  - Capacity utilization was held back due to weak markets and depletion of inventory
  - 38 percent lower module prices compared to 2008 average
  - 7 percent down from Q2'09
- EBITDA
  - Write downs (and realized losses on sales) of NOK 105 million in Q3'09
  - Ramp-up cost of NOK 20 million in Q3'09
  - Low capacity utilization in both the cell and module plant


Revenues and EBITDA
NOK million
800
600
400
200
0
-200
-400
-600
Revenues
EBITDA
666
54
705
30
388
2
426
524
-256
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09

REC

Sovello: Impairment

THIRD QUARTER 2009

- REC's impairment test in September gave rise to an impairment charge of NOK 672 million
- Sovello not in compliance with all its financial covenants at YE 2008
  - Operates under a waiver expiring at the end of November
  - A new financing structure needs to be negotiated with the banks to continue the operations in its present form
  - Could require additional financial commitments from the shareholders
- EU grant from 2006 of approximately EUR 10 million challenged



Photo: A Sovello installation in Mühlbeck, Germany

REC

REC Group: Capital structure


Assets
NOK million
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
17819
2864
2834
27342
3065
4792
30.09.2008
30.09.2009
Non Current Assets
Cash and Cash equivalent
Other current Assets


Equity and liability
NOK million
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
14081
5723
3713
17990
12368
4840
30.06.2008
30.06.2009
Shareholder equity
Interest bearing liabilities
Non interest bearing liabilities

REC

Net debt and funding

- Net debt decreased by NOK 2.1billion in Q3'09 to NOK 8.2 billion at September 30 (excluding Sovello)
- Strengthened financial flexibility through:
  - Equity issue of NOK 4.5 billion
  - Additional debt financing totaling gross NOK 3 billion
  - A NOK 1.25 billion 5-year fixed rate bond loan in the Norwegian bond market
  - Convertible bond issued of EUR 320 million


Net debt
NOK million
12 000
10 000
8 000
6 000
4 000
2 000
0
Q3'08
Q4'08
Q1'09
Q2'09
Q3'09

Renewable
Energy
Corporation

OUTLOOK


REC

Oversupply expected to continue, due to ongoing silicon expansion programs

THIRD QUARTER 2009


Possible module supply based on Si-availability including thin-film
GW
UBS
Deutche Bank
LBBW Adjusted
Commerzbank
22
20
18
16
14
12
10
8
6
4
2
0
Demand: 7-10 GW
Demand: 5-6 GW
2009
2010
2011

GW	6.8 – 9.6	12.2 – 16.2	18.8 – 20.9

Price development

THIRD QUARTER 2009


Historic and forecasted module price development
USD/Wp
Average Sales Price (USD/Wp)
4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08
Q2'08
Q3'08
Q4'08
Q1'09E
Q2'09E
Q3'09E
Q4'09E
Q1'10E
Q2'10E
Q3'10E
Q4'10E

Source: Barclay Capital, October 2009

REC

REC Wafer - long-term contracts challenged

THIRD QUARTER 2009

- The order backlog was at year-end 2008 estimated to more than NOK 65 billion*
  - Pre-determined prices and volumes
  - Most contracts secured by bank guarantees/pre-payments up to 15% of the total contract value
- REC has reduced prices and/or volumes considerably related to 2H'09
- Have started negotiations for deliveries in 2010
  - Additional price concessions likely
- In spite of REC's flexibility, we have been forced to draw on bank guarantees
  - Overdue receivables increasing

* Based on currency exchange rates at December 31, 2008.

REC

REC Solar – weak financial outlook

THIRD QUARTER 2009

- As previously communicated, REC Solar expects average module selling prices for 2009 to be approximately 35 percent below 2008 levels
- Challenging cost position in REC Solar's Scandinavian operations, improvements expected to be realized through:
  - Operational performance
  - Sourcing (also helped by scale from Singapore)
  - Optimized manning
- Still, negative EBITDA contribution expected from Scandinavian operations over the next few quarters
- Singapore operations will improve the competitive position
  - However, 2010 will be a year of ramp-up, both related to operations and sales/project development

REC

THIRD QUARTER 2009

Outlook – summary

- Continued overcapacity and price decline
- Long-term contracts are being challenged
- Increased capacity utilization key to improve cost and competitive position
  - Silicon III, Herøya III/IV and Singapore

- Focus areas:
  - Operational excellence
  - Technology improvement
  - Organizational development

REC

Renewable Energy Corporation

WELCOME BACK

4th quarter 2009 – February 9, 2010


REC

10 **REC ASA – Disclosure of Significant Shareholding.**



NewsWeb

MeldingsID: 248158

Innsendt dato:	02.11.2009 15:44
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FLAGGING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Renewable Energy Corp AS Schedule A 02 Nov 09.xls
Tittel:	Disclosure of significant shareholding
Meldingstekst:	In the name and on behalf of FIL Limited, P. O. Box HM 670, Hamilton HMCX, Bermuda, and FMR LLC, 82 Devonshire Street, Boston, Massachusetts 02109, United States, (the "Investment Managers") we hereby notify you pursuant to STA Chapter 4, Section 4-1 the following:

On 30 October 2009 the shares in Renewable Energy Corp AS (the "Company") attributable to the Investment Managers fell below the threshold of 5%.
The threshold was crossed by means of sales of 718,692 shares.

As a consequence, the total shareholding deemed to be held is 32,706,950 which represents 4.92% of the shares outstanding and voting rights of the Company.

The shares and rights to shares are owned by the funds listed on Schedule A and are managed by the designated management companies which are undertakings controlled by the Investment Manager.

If you have any questions with respect to this notification, please contact Sophie Hughes, Regulatory Reporting, at +44 1737 836713 or by fax at
+44 1737 837450 or via email fil-regreporting@fil.com.

Schedule A

Security: Renewable Energy Corp AS

Shares:

FUND NAME	MANAGEMENT COMPANY	SHARES HELD
NPC TRUST - ACTIVE 1 - ROW	FIA(K)L	173 700
FIDELITY SICAV-FID EUROPE	FIGEST	1 909 041
FIJ IT EURO SMLLR COS OPN MTHR	FIJ	89 386
GPIF SG	FIJ	140 000
FIJ IT GLOBAL FUND MOTHER	FIJ	165 800
NPFA SG	FIJ	69 000
FID SELECT GLB EX-JP EQ T55415	FIJ	24 500
ACCIDENT REHAB & CMP-GLB EX-US	FIL	116 200
ASIAN DEVELOPMENT BANK	FIL	15 200
FMT_GL ROW	FIL	34 500
SSF-EUE-CF82	FIL	40 600
CHEVRON TEXACO UK PNS PL-ROW	FIL	41 600
CLA - EQUITY SUB	FIL	88 000
CO-OPERATIVE GRP PENS - RW	FIL	34 800
PE MM STONE	FIL	331 451
ESSEX COUNTY COUNCIL PENS FUND	FIL	35 000
FIDELITY GLOBAL EQUITIES FUND	FIL	29 800
FIDELITY SELECT GLOBAL EQ FUND	FIL	1 700
FERP - INDUSTRIALS PILOT FUND	FIL	3 059
FID POC GBL DEMOGRAPHIC PLT FD	FIL	881
FIFTEEN RE FIDELITY	FIL	1 089 400
FOUR RE FIDELITY	FIL	178 100
FUND 412	FIL	370 400
THE HEALTH FOUNDATION	FIL	20 000
LONDON BOROUGH CAMDEN PENSN FD	FIL	35 500
STC INTL EQUITY FUND - ROW	FIL	70 600
NORTH YORKSHIRE COUNTY COUNCIL	FIL	90 100
BRAUNSCHWEIG INSURANCE RW	FIL	18 100
ROYAL BOROUGH OF KINGST PEN FD	FIL	21 870
SGE MM ROW	FIL	83 300
SHELL AUSTRIA PENSIONSKASSE AG	FIL	26 000
SPH-SELECT EUROPE	FIL	162 200
SPMS-SELECT EUROPE	FIL	102 500
VGH HANNOVER RW	FIL	18 600
FID FDS - EURO SMALLER CO POOL	FIL	1 575 227
FID FDS-GLB REAL ASS SCTY POOL	FIL	6 907
FID FDS - GL INDUSTRIALS PL	FIL	213 248
FID FUNDS - GLBL FOCUS POOL	FIL	133 400
FID FDS - NORDIC POOL	FIL	569 317
FID FDS - GLOBAL SECTOR POOL	FIL	94 137
FID FDS - GL TECHNOLOGY PL	FIL	523 400
FID INSTL FDS-GLOBAL FOCUS FD	FIL	112 400
FID INSTL SELECT EUROPE EQ FD	FIL	72 500
FID GLOBAL SPECIAL SITS FUND	FIL	3 585 258
FID GLOBAL FOCUS FUND	FIL	388 200
FIDELITY EUROPEAN OPP FND 1992	FISL	1 964 679
VIP III BALANCED EQUITY SUB	FMRCO	227 093
FID DIVIDEND GROWTH FUND	FMRCO	1 665 103
SELECT ENERGY SERVICES	FMRCO	134
FA BALANCED ENERGY SUB	FMRCO	102 067
FA DIVIDEND GROWTH	FMRCO	179 620
FA VALUE FUND	FMRCO	4 400
FID GLBL COMMODITY STK FUND	FMRCO	39 813
FID BALANCED ENERGY SUB	FMRCO	2 069 492
FD SRS ALSCTR EQ ENR SUB	FMRCO	1 327 324
FA INT EURO MID EAST ASIA SUB	FMRCO	711 695
FID NEW MILLENNIUM FUND	FMRCO	1 552 341
SELECT NATURAL GAS FUND	FMRCO	823 032
FA VALUE STRATEGIES FUND	FMRCO	101 562
FID VALUE FUND	FMRCO	429 000
VIP CONTRA FUND ENERGY SUB	FMRCO	3 005 761
VIP VALUE	FMRCO	6 600
VIP VALUE STRATEGIES	FMRCO	30 210
A/C 16MSFSLE	FPM	250 500
BASF AG - EUROPEAN SMALL CAPS	FPM	688 972
STCHG BD V DE MT EN TCH BD ESC	FPM	356 315
BRITISH ENERGY GEN GRP - ROW	FPM	116 700

CHURCH COMM FOR ENGLAND - ROW	FPM	84 000
DBI-FONDS DSPT-A1	FPM	85 300
EAST SUSSEX CNTY COUNCIL-ROW	FPM	95 200
GM INVESTMENT TRUSTEES LTD	FPM	51 300
UNILEVER PRG SMALL CAP EUROPE	FPM	259 655
BANK OF MONTREAL S INTL T55349	PGALLC	33 300
CDP QUEBEC T55293	PGALLC	216 900
FID GLOBAL DISC EQUITY (INTL)	PGALLC	21 000
FID GLOBAL EQUITY INVESMENT TR	PGALLC	2 500
FID GLOBAL OPPORTNTS INTL SUB	PGALLC	500
HQ SLCT INTL INV ACCT T55492	PGALLC	86 000
PYRAMIS SLCT INTL EQ TR T55106	PGALLC	111 500
FID INTL DISCIPLINED EQUITY FD	PGALLC	24 200
FID INTERNATIONAL EQTY INV TR	PGALLC	8 100
FICL GLBL ASSET ALL EQUITY SUB	PGALLC	116 000
NATIONAL BANK SLCT GLBL T55507	PGALLC	47 800
FIDELITY OVERSEAS FUND -CANADA	PGALLC	7 800
FIDELITY GLBL TECHNOLOGY FUND	PGALLC	71 200
PYR CANA SEL GLBL EQ TR T55281	PGALLC	19 900
LONDON LIFE INTL EQTY T55479	PGALLC	32 100
AWW PENSION SELECT INTL T55487	PGATC	19 700
AWW VEBA SELECT INTL T55488	PGATC	8 900
BP MASTER TR FOR EMP PP T55275	PGATC	58 100
CALPERS SELCT INTL PORT T55434	PGATC	167 500
CATERPLLR VEBA SEL EUR T55257	PGATC	10 500
CATERPILLAR INC T55207	PGATC	72 600
CALPERS SEL INTL PORT T55486	PGATC	24 900
CITY OF FRESNO RT SY-SI T50621	PGATC	31 200
CATERPILLAR INC 401K SI T50578	PGATC	15 800
STATE OF CT RET PLAN T50251	PGATC	94 200
DALLAS POLICE & FIRE T50092	PGATC	46 800
EXELON CSH BL SLCT INTL T55403	PGATC	14 400
PYRAMIS SELECT INTL EQ CM T319	PGATC	957 300
GM VEBA SELECT INTL ACT T55189	PGATC	71 600
GENERAL MOTORS SEL INTL T55193	PGATC	101 400
IBM CANADA SELECT INT'L T2286	PGATC	66 600
IBM NETHERLANDS -SELECT EUROPE	PGATC	86 300
MINNESOTA SBI SEL INTL T55303	PGATC	59 000
OREGON INV COUNSIL CSF T55433	PGATC	25 000
OREGON INVMT CL SEL INT T55271	PGATC	178 800
PRINCIPAL PARTNERS INTL T50423	PGATC	275 200
PRIT SELECT INTL PORT T51513	PGATC	155 100
PY SLCT GLBL EQUITY CP T51438	PGATC	19 200
PYR SELECT INTL EQ LLC T51488	PGATC	4 700
SAN DIEGO RETIREMENT (T2193)	PGATC	65 000
SHELL OIL SELECT INTL T55322	PGATC	65 000
ILLINOIS SURS-SEL INTL T50448	PGATC	37 200
WORLD BANK SELECT INTL T55274	PGATC	43 400

Shares Held	**32 706 950**
Shares in issue and voting rights figure:	**664 768 079**
Ownership Percentage	**4,92 %**

Rights to Shares:

FUND NAME	MANAGEMENT COMPANY	INSTRUMENT	SHARES EQUIVALENT	MATURITY
NIL				

Rights to Shares Held	**0**
Shares in issue and voting rights figure:	**664 768 079**
Ownership Percentage	**0,00 %**

Total Shares andRights to Shares Held	**32 706 950**
Shares in issue and voting rights figure:	**664 768 079**
Ownership Percentage	**4,92 %**

FMRCO, PGALLC and PGATC are investment management companies and are subsidiaries of FMR LLC
FIA(K)L, FIGEST, FIJ, FISL and FPM are investment management companies and are subsidiaries of FIL Limited

11 **REC ASA – Purchase of Own Shares.**


OSLO BØRS

NewsWeb

MeldingsID: 248718

Innsendt dato:	10.11.2009 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Purchase of own shares
Meldingstekst:	

Sandvika, November 9, 2009; REC has, as part of the employee share purchase program approved by the Annual General Meeting May 19, 2009, purchased 274,540 own shares at an average price of NOK 34.91 per share. The shares will be allocated to the employees under the employee share purchase program.

Under the share purchase program for employees, four primary insiders in REC purchased in total 3,436 shares at a price of NOK 27.94 per share after the discount offered to the employees.

Primary insider Ole Enger, President and CEO purchased 1,002 shares. After this transaction Mr. Enger and related parties hold 3,716 shares and 138,962 share options in the company.

Primary insider Rolf Birger Nilsen, employee representative on the Board of Directors, purchased 1,002 shares. After this transaction Mr. Nilsen and related parties hold 1,681 shares in the company.

Primary insider Silje Johnsen, alternate employee

representative on
the Board of Directors, purchased 1,002 shares.
After this
transaction Ms. Johnsen and related parties hold
1,002 shares in the
company.

Primary insider Lena Beate Lorentzen, alternate
employee
representative on the Board of Directors,
purchased 430 shares. After
this transaction Ms. Lorentzen and related parties
hold 721 shares in
the company.

For more information, please contact:
Jon André Løkke, SVP and Investor Relations
Officer, Tel: +47 907
44 949

About REC
REC is the leading vertically integrated player in
the solar energy
industry. REC Silicon and REC Wafer are among
the world's largest
producers of polysilicon and wafers for solar
applications. REC Solar
is a rapidly growing manufacturer of solar cells
and modules, and are
also engaging in project development activities in
selected segments
of the PV market. REC had revenues of NOK 8
191 million and an
operating profit of NOK 2 529 million in 2008.
More than 3 000
employees work in REC's worldwide
organization. Please also see
www.recgroup.com.

This information is subject of the disclosure
requirements acc. to §5-12 vphl (Norwegian
Securities Trading Act)

This announcement was originally distributed by
Hugin. The issuer is
solely responsible for the content of this
announcement.

12 **REC ASA – Mandatory Notification of Trade.**


OSLO
OSLO BØRS

NewsWeb

MeldingsID: 249852	
Innsendt dato:	25.11.2009 08:36
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	Mandatory notification of trade
Meldingstekst:	Oslo, 25 November 2009: Hafslund ASA, through its wholly owned subsidiary Hafslund Venture AS, ("Hafslund") has today sold 18 million shares in Renewable Energy Corporation ASA ("REC"), representing approx. 2.7 percent of the outstanding shares. The shares were sold at a price of NOK 35.30. Post transaction, Hafslund will hold 11.5 percent of the outstanding shares in REC. Senior Vice President Venture in Hafslund, Tore Schiøtz, is a board member in Renewable Energy Corporation ASA (REC). Contact information: Christian Berg CEO, Hafslund ASA Tel: +47 917 46 910

13 **REC ASA – Invitation to REC Silicon, Moses Lake Field Trip.**



NewsWeb

MeldingsID: 253036

Innsendt dato:	26.01.2010 15:21
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Invitation to REC Silicon, Moses Lake field trip
Meldingstekst:	

Sandvika, January 26, 2010 - Renewable Energy Corporation ASA (REC) is pleased
to invite financial analysts and investors to attend a special field trip to
REC's polysilicon plant in Moses Lake, Washington (WA), USA on March 16, 2010.
The number of participants will be limited, and analysts and investors who are
interested in attending will have to register in advance. Priority will be given
to sell-side analysts that are covering REC and current REC shareholders.
Please note that we will only be able to accommodate one representative per company.

President & CEO Ole Enger and REC management representatives will give presentations and host a tour of the manufacturing facilities including the new Silicon III plant and the FBR unit. An audio webcast from the management presentations will be available, and all presentation material will be released
on the day of the event.
The visit starts at Boeing Field, located 15 minutes from downtown Seattle, on Tuesday, March 16 with departure to Moses Lake at 8:00 am. REC will arrange for transportation by a chartered flight directly into Grant International Airport

in Moses Lake.

The chartered flight will take the participants back to Boeing Field the same evening; with estimated arrival at 7:30 pm. Participants will have to make their own arrangements for travel to and from Seattle, as well as for accommodation in Seattle.

If you would like to participate, please go towww.recgroup.com/fieldtrip <http://www.recgroup.com/fieldtrip> to register. Deadline for signing up is Friday, February 12.

For more information please contact us atfieldtrip@recgroup.com <mailto:fieldtrip@recgroup.com>.

Mikkel Tørud
Vice President & Investor Relations Officer
Renewable Energy Corporation ASA

About REC
REC is the leading vertically integrated player in the solar energy industry.
REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar is a rapidly growing manufacturer of solar cells and modules, and is also engaging in project development activities in selected segments of the PV market. REC had revenues of NOK 8 191 million and an operating profit of NOK 2 529 million in 2008. More than 3 000 employees work in REC's worldwide organization. Please also seewww.recgroup.com <http://www.recgroup.com>.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

[HUG#1377325]

14 **REC ASA – REC Silicon to Receive US Federal Tax Credits for Job-Creating Investments.**



NewsWeb

MeldingsID: 252360

Innsendt dato:	12.01.2010 07:48
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - REC Silicon to receive US Federal Tax Credits for Job-Creating Investments
Meldingstekst:	

Sandvika, January 12, 2010:

U.S. President Barack Obama on Friday January 8, 2010 announced the award of $2.3 Billion in Federal Tax Credits for investment in advanced energy manufacturing projects.

REC has received confirmation that its US subsidiary, REC Silicon, has been awarded approximately $155 million in Recovery Act Advanced Energy Manufacturing Tax Credits. REC is pleased to have been awarded these tax credits, and is in the process of assessing how the credits will be applied and implemented.

For further information, please contact:

IRO Mikkel Tørud, tel + 47 976 99 144

About REC

REC is the leading vertically integrated player in the solar energy industry.
REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar is a rapidly growing manufacturer of solar cells and modules, and are also engaging in project development activities in selected segments of the PV market.
REC had revenues of NOK 8 191 million and an operating profit of NOK 2 529 million in 2008. More than 3 000 employees work in REC's worldwide organization. Please also seewww.recgroup.com <http://www.recgroup.com>

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

[HUG#1372439]

15 **REC ASA – Financial Calendar.**



NewsWeb

MeldingsID: 252567

Innsendt dato:	15.01.2010 10:33
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL KALENDER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Financial calendar
Meldingstekst:	

Sandvika, January 15, 2010, Renewable Energy Corporation ASA (REC) will present its financial statements for 2010 on the following dates:

Fourth quarter 2009: February 10, 2010

First quarter 2010: April 28, 2010

Second quarter 2010: July 20, 2010

Third quarter 2010: October 27, 2010

Fourth quarter 2010: February, 2011

The Ordinary General Meeting will be held on May 19, 2010.

About REC
REC is the leading vertically integrated player in the solar energy industry.
REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar is a rapidly growing manufacturer of solar cells and modules, and is also engaging in project development activities in selected segments of the PV market.
REC had revenues of NOK 8 191 million and an operating profit of NOK 2 529 million in 2008. More than 3 000

employees work in REC's worldwide organization. Please also seewww.recgroup.com <http://www.recgroup.com/>.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

[HUG#1373815]

16 **REC ASA – Fire at Slurry Supplier May Affect Wafer Production.**


OSLO BØRS

NewsWeb

MeldingsID: 253307	
Innsendt dato:	02.02.2010 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Fire at slurry supplier may affect wafer production
Meldingstekst:	

Sandvika/Herøya, February 2, 2010: SiC Processing AS yesterday had a fire in one of its two slurry plants at the Herøya industrial complex, and will take down the plant and a similar plant in Glomfjord to seek for the root cause of the fire.

The company supplies slurry for wafer sawing to REC Wafer and the plant in question supplies REC Wafer's two newest production plants, Herøya III and IV. A prolonged shut down may affect REC Wafer's production capabilities at some of REC's wafer lines.

SiC Processing is currently unable to estimate the expected length of the production shutdown. REC will revert with more information as soon as possible, and will investigate possible alternative sources in case of a prolonged interruption of the slurry supply.

About REC

REC is the leading vertically integrated player in
the solar energy industry.
REC Silicon and REC Wafer are among the
world's largest producers of polysilicon
and wafers for solar applications. REC Solar is a
rapidly growing manufacturer
of solar cells and modules, and is also engaging
in project development
activities in selected segments of the PV market.
REC had revenues of NOK 8 191
million and an operating profit of NOK 2 529
million in 2008. More than 3 000
employees work in REC's worldwide
organization. Please visitwww.recgroup.com
<http://www.recgroup.com> to learn more about
REC.

This information is subject of the disclosure
requirements acc. to §5-12 vphl
(Norwegian Securities Trading Act)

[HUG#1379370]

17 **REC ASA – Presentation of Fourth Quarter 2009.**



NewsWeb

MeldingsID: 253220

Innsendt dato:	29.01.2010 15:22
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Presentation of the fourth quarter 2009
Meldingstekst:	

Morning program:
REC will release its fourth quarter results for 2009 on Wednesday February 10, 2010 just after 07:00 AM CET.

On the release day, the President and CEO of REC, Ole Enger, will give a presentation together with other members of the management team. The presentation will take place at 08:00 hrs Norwegian time/CET at the conference centre Oslo Konserthus, Munkedamsveien 14, 0250 Oslo (www.oslokonserthus.no <http://www.oslokonserthus.no>).

The presentation, held in English, will be broadcasted live over the internet, and can be accessed from:www.recgroup.com <http://www.recgroup.com>.

It will also be possible to listen to the presentation through a conference call. Please use one of the following numbers

International dial in: +44 (0)20 7806 1950
Norway free call: 800 19 640
UK free call: 0800 028 1243
USA free call: 1888 935 4575

Conference ID: 2576246.

Afternoon program:
REC will further host an analyst conference call with possibilities for
questions and answers later the same day at 15:00 CET. Please make sure to dial
inn at least 5 minutes ahead of time to finalize your registration:

International dial in: +47 23 18 45 01
Norway free call: 800 80 119

Immediately after the call, a replay of the conference call will be made
available. To access, please dial +47 67 89 40 91 and use the following
procedure:
1. Type account number 1524 followed by # (pound-sign) and press 1
2. Continue by typing the conference number: 524 followed by # (pound-sign) and
press 1 to play

For more information, please contact:
Mikkel Tørud, Investor Relations Officer, Tel: +47 976 99 144

About REC
REC is the leading vertically integrated player in the solar energy industry.
REC Silicon and REC Wafer are among the world's largest producers of polysilicon
and wafers for solar applications. REC Solar is a rapidly growing manufacturer
of solar cells and modules, and is also engaging in project development
activities in selected segments of the PV market. REC had revenues of NOK 8 191
million and an operating profit of NOK 2 529 million in 2008. More than 3 000
employees work in REC's worldwide organization. Please visitwww.recgroup.com
<http://www.recgroup.com> to learn more about REC.

This information is subject of the disclosure requirements acc. to §5-12 vphl
(Norwegian Securities Trading Act)

[HUG#1378749]

18 **REC ASA – Slurry Supply Running Stably, Wafer Production Unaffected.**


OSLO BØRS

NewsWeb

MeldingsID: 253587

Innsendt dato:	08.02.2010 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Slurry supply running stably, wafer production unaffected
Meldingstekst:	

Sandvika/Herøya, February 8, 2010: All slurry recovery plants are currently running stably after last week's fire, buffer stock of slurry allowed REC Wafer's operations to continue as normal.

It was on February 1, 2010, that SiC-Processing AS experienced a fire in one of its two slurry plants at the Herøya industrial complex. The fire was caused by very fine silicon particles in one of the filter presses and was extinguished relatively quickly. A similar plant in Glomfjord was also stopped to seek for the root cause of the fire. Both plants at Herøya and in Glomfjord operate exclusively as on-site plants for the slurry recovery for REC Wafer in Norway.

During the second half of last week and over the weekend, the slurry processing lines at Herøya and in Glomfjord have been brought back on-line under close monitoring. Measures have been put in place to prevent similar incidents in the future, and the experience with the operations so far has been positive. SiC Processing Herøya 1 plant has operated without interruptions the entire time and all plants are therefore currently running stably.

Buffer stock of slurry allowed REC Wafer's
operations to continue as normal and
was therefore not affected by the incident.

About REC
REC is the leading vertically integrated player in
the solar energy industry.
REC Silicon and REC Wafer are among the
world's largest producers of polysilicon
and wafers for solar applications. REC Solar is a
rapidly growing manufacturer
of solar cells and modules, and is also engaging
in project development
activities in selected segments of the PV market.
REC had revenues of NOK 8 191
million and an operating profit of NOK 2 529
million in 2008. More than 3 000
employees work in REC's worldwide
organization. Please visitwww.recgroup.com
<http://www.recgroup.com> to learn more about
REC.

This information is subject of the disclosure
requirements acc. to §5-12 vphl
(Norwegian Securities Trading Act)

[HUG#1381441]

19 **REC ASA – 4th Quarter and Full Year 2009.**



NewsWeb

MeldingsID: 253752

Innsendt dato:	10.02.2010 07:01
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Q4 2009 results.pdf
Tittel:	REC ASA - 4th quarter and full year 2009
Meldingstekst:	

Sandvika, February 10, 2010: Renewable Energy Corporation ASA (REC) reported revenue of NOK 2,676 million in the fourth quarter 2009, an increase of 12 percent the fourth quarter 2008. Revenue for the full year 2009 amounted to NOK 9,156 million, which was also a 12 percent increase from 2008.

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to NOK 567 million in the fourth quarter 2009, compared to NOK 936 million in the fourth quarter 2008. The EBITDA margin thus declined to 21 percent from 39 percent in the fourth quarter 2008. The main reasons for the decline in EBITDA and margin are reduced prices and negative contribution from ramp-up of new plants.

For the full year 2009, EBITDA declined by 47 percent to NOK 1,741 million and the EBITDA margin declined to 19 percent from 40 percent in 2008.

Operating profit (EBIT) was a negative NOK 1,364 million in the fourth quarter, including impairment charges of NOK 1,485 million primarily related to the mono wafer operations, REC ScanModule, and Sovello. In the fourth quarter 2008, EBIT

was a positive NOK 696 million.

For the full year EBIT was a negative NOK 1,824 million, including impairment
charges of NOK 2,214 million. In 2008, the company reported a positive EBIT of
NOK 2,529 million in 2008.

Net financial items amounted to NOK 146 million in the fourth quarter, down from
NOK 885 million in the fourth quarter 2008. Net financial items for the full
year were a negative NOK 658 million, compared to a positive NOK 1,850 million
in 2008.

Loss before tax was thus NOK 1,218 million in the fourth quarter 2009, compared
to a profit before tax of NOK 1,581 million in the fourth quarter 2008. Loss
before tax for the full year 2009 was NOK 2,482 million, compared to a profit of
NOK 4,379 million in 2009.

For more information, please see the attachments onwww.newsweb.no
<http://www.newsweb.no/>
On the release day, President and CEO of REC, Ole Enger, will give a
presentation together with members of the management team. The presentation will
take place at 08:00 hrs Norwegian time/CET at the conference centre Oslo
Konserthus, Munkedamsveien 14, 0250 Oslo (www.oslokonserthus.no
<http://www.oslokonserthus.no>).

The presentation, held in English, will be broadcasted live over the Internet,
and can be accessed from:www.recgroup.com
<http://www.recgroup.com>.

It will also be possible to listen to the presentation through a conference
call. Please use one of the following numbers (conference ID,2576246):

Norway free call: 800 19 640
UK free call: 0 800 028 1243
USA free call: 1 888 935 4575
International dial in: +44 (0) 20 7806 1950

Afternoon program:
REC will further host an analyst conference call with possibilities for
questions and answers later the same day at 15:00 CET. Please make sure to dial
inn at least 5 minutes ahead of time to finalize your registration:

Norway free call: 800 80 119
International dial in: +47 23 18 45 01

Immediately after the call, a replay of the
conference call will be made
available. To access, please dial +47 67 89 40 91
and use the following
procedure:
Type account number 1524 followed by #
(pound-sign) and press 1
Continue by typing the conference number: 524
followed by # (pound-sign) and
press 1 to play

For more information, please contact:
Mikkel Tørud, SVP and Investor Relations
Officer, Tel: +47 907 44 949

About REC
REC is the leading vertically integrated player in
the solar energy industry.
REC Silicon and REC Wafer are among the
world's largest producers of polysilicon
and wafers for solar applications. REC Solar is a
rapidly growing manufacturer
of solar cells and modules, and is also engaging
in project development
activities in selected segments of the PV market.
REC had revenues of NOK 8,191
million and an operating profit of NOK 2,529
million in 2008. More than 3,000
employees work in REC's worldwide
organization. Please visitwww.recgroup.com
<http://www.recgroup.com> to learn more about
REC.

This information is subject of the disclosure
requirements acc. to §5-12 vphl
(Norwegian Securities Trading Act)

[HUG#1382599]



RENEWABLE ENERGY CORPORATION ASA

FOURTH QUARTER 2009

FEBRUARY 10, 2010

REC IS MAKING SOLAR ENERGY ACCESSIBLE AND AFFORDABLE, USING OUR STRENGTHS ACROSS THE PHOTOVOLTAIC SOLAR VALUE CHAIN. WE ARE INVESTING IN INNOVATIONS THAT REDUCE COSTS, EXPANDING OUR BUSINESS RAPIDLY AND PROFITABLY WHILE EXTENDING OUR PLATFORM FOR SUSTAINABLE BUSINESS.

HIGHLIGHTS

- Revenue growth of 12 percent
  - NOK 2,676 million versus NOK 2,380 million in the fourth quarter 2008
- Operating results negatively affected by reduced sales prices, impairments, expansion and ramp-up
  - EBITDA NOK 567 million versus NOK 936 million in the fourth quarter 2008
  - Impairment charges on property, plant, equipment and intangibles of NOK 1,485 million in the fourth quarter 2009, primarily related to the wafer mono operations, REC ScanModule and Sovello
  - EBIT NOK -1,364 million versus NOK 696 million in the fourth quarter 2008
- Successfully launched and executed a EUR 320 million convertible bond

FINANCIAL REVIEW

KEY FINANCIALS - REC GROUP

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008	Q3 2009
Revenues	2 676	2 380	9 156	8 191	2 160
EBITDA	567	936	1 741	3 279	429
EBITDA - margin	21%	39%	19%	40%	20%
EBITDA excluding junction box expenses	592	997	2 105	3 340	453
EBIT excluding impairments	121	719	390	2 565	15
EBIT	-1 364	696	-1 824	2 529	-665
EBIT - margin	nm	29%	nm	31%	nm
Net financial items	146	885	-658	1 850	-478
Profit/loss before tax	-1 218	1 581	-2 482	4 379	-1 143
Earnings per share, basic and diluted, in NOK	-1,58	1,96	-3,81	5,40	-1,52
Expansion costs	73	86	315	383	65
EBITDA adjusted for expansion costs	639	1 023	2 056	3 662	494
Adjusted EBITDA - margin	24%	43%	22%	45%	23%

2009 SUMMARY

REC has carried out an extensive capacity expansion program over the past years, to build a competitive position across the value chain in the PV solar industry. These investments will support the long-term growth and profitability, and will position REC as a large and cost effective producer of silicon, wafers, cells and modules.

However, the investments have negatively affected the financial performance during construction and ramp-up of the new production facilities, and a large part of REC's asset base will be in ramp-up also in 2010.

In 2009, the financial results were further impacted by a weak market development, which led to a strong downward pressure on product prices and also affected capacity utilization and ramp-up schedules.

Average selling prices for REC's modules declined by 36 percent from 2008 to 2009, and the price declines in the end-user segment gradually took hold further up in the value chain. Market prices for wafers fell significantly below long-term contract prices, and REC Wafer during the year agreed to contract adjustments that had significant effect on the financial results towards the end of 2009.

REC's revenue nevertheless increased 12 percent to NOK 9,156 million in 2009, whereas revenue increased by 10 percent on a constant currency basis. The revenue growth is explained by increased production, primarily as a result of new production units being brought on line in REC Silicon and REC Wafer.

Overall, production of solar and electronic grade polysilicon increased 13 percent in 2009, despite a delayed commercial start-up of Silicon III. Wafer production increased by 40 percent and module production by 44 percent, despite that production was held back due to low market demand for parts of the year.

In addition to expansion and ramp-up costs, EBITDA was further impacted by write-downs and realized losses on inventory, and significant expenses related to junction box repair in 2009. The reported full-year EBITDA declined by 47 percent to NOK 1,741 million in 2009.

EBIT for 2009 was negatively affected by impairment charges on property, plant, equipment and intangible assets of NOK 2,214 million. Combined with increased depreciation and amortization, this led to a negative EBIT of NOK 1,824 million for the full year 2009.

Net financial items turned negative in 2009, primarily as a result of lower net gains on derivatives and other currency effects, higher financial expenses, and fair value adjustments of convertible bonds.

Significant impairment charges and realized losses give rise to deferred tax assets. However, deferred tax assets have not been recognized in Sovello, REC ScanModule, and to some extent in the Norwegian operations.

Overall, REC thus reports a pre-tax loss of NOK 2,482 million and a loss after tax of NOK 2,347 million for the full year 2009.

Capital expenditure amounted to NOK 11.2 billion in 2009, and net debt increased by NOK 4.2 billion to NOK 10.3 billion by the end of 2009. Equity increased by NOK 0.4 billion to NOK 16.9 billion during the year, reflecting a capital increase during the summer that was partially offset by the loss for the year and currency translation differences.

REVENUES AND EBITDA

Overall revenue amounted to NOK 2,676 million in the fourth quarter 2009, which was 12 percent higher than in the fourth quarter 2008. This includes a negative translation effect on revenue of NOK 83 million compared to the fourth quarter 2008, and revenue growth was 16 percent on a constant currency basis.

Revenue increased 24 percent compared to the previous quarter, primarily as a result of higher production and sales volumes in all three business segments.

EBITDA was NOK 567 million in the fourth quarter, compared to NOK 936 million in the fourth quarter 2008 and NOK 429 million in the previous quarter. The year-on-year decline in EBITDA mainly relates to reduced prices and negative contribution from ramp-up of new plants, whereas the sequential increase from the third quarter 2009 primarily reflects higher production and sales volumes.

Expansion costs amounted to NOK 73 million, compared to NOK 86 million in the fourth quarter 2008 and NOK 65 million in the third quarter 2009. EBITDA in the fourth quarter was positively affected by approximately NOK 120 million due to changes in the pension plans for Norwegian employees.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The changes in the market situation and reduction in sales prices have significant impacted the impairment evaluations and impairment charges of NOK 1,485 million were recognized in the fourth quarter 2009, primarily relating to the mono wafer operations, REC ScanModule and Sovello. NOK 991 million of this relates to the REC Wafer mono expansion project, where cost overruns and delayed ramp-up have affected the estimated value in use negatively.

REC ScanModule has reported, and expects to report further losses. REC has therefore written down all REC ScanModule AB's property, plant, equipment and intangible assets by NOK 242 million. In addition, impairment charges of NOK 49 million were recognized for cell equipment taken out of use in the fourth quarter.

Regarding Sovello, REC recognized NOK 672 million impairment charges under a value in use assumption in the third quarter. At year end REC wrote down the remaining property, plant and equipment values in Sovello by an additional NOK 183 million. Please refer to the description under the section on "Sovello" for further information .

The estimated values in use for all cash generating units are sensitive to changes in assumptions, especially regarding future sales prices, volume, conversion costs and maintenance capital expenditures. Changes in key assumptions going forward will change the estimated recoverable amounts, and may change the conclusions reached at year-end 2009.

Depreciation and amortization amounted to NOK 446 million in the fourth quarter 2009, up from NOK 414 million in the third quarter. In the fourth quarter 2008, depreciation, amortization and impairment amounted to NOK 240 million.

The continuing underlying increase in depreciation and amortization primarily reflect the expansion programs. During the fourth quarter, REC Silicon recognized the full quarter effects of depreciation of assets on the new production facility in Moses Lake ("Silicon III").

Depreciation and amortization are expected to continue to increase as assets currently under construction are being put to their intended use.

EBIT

EBIT was a negative NOK 1,364 million in the fourth quarter 2009, compared to a positive NOK 696 million in the fourth quarter 2008 and a negative NOK 665 million in the third quarter 2009. The year-on-year decline is mainly explained above by the impairment charges and reduced product prices.

The decline from the previous quarter is mainly explained by the higher impairment charges. As described above, EBITDA improved from the third to the fourth quarter 2009 as a result of higher production and sales.

NET FINANCIAL ITEMS

Share of loss of associates was negatively affected by an impairment charge of Mainstream of NOK 57 million in the fourth quarter 2009.

Financial expenses increased in the fourth quarter 2009, as a result of the issuance of a convertible bond in the beginning of the fourth quarter and the issuance of a Norwegian bond at the end of the third quarter. Margins on the bank loans and guarantees increased, and more upfront- and commitment fees were expensed compared to previous periods.

Financial expenses includes a provision of NOK 90 million (EUR 11 million) in REC ASA for loss on guarantees and undertakings related to Sovello.

Capitalized borrowing cost in the fourth quarter primarily relates to qualifying assets under construction in Singapore and the US.

Net financial items are positively impacted by currency effects and changes in fair values of derivatives. During the fourth quarter, NOK strengthened somewhat against EUR but remained fairly stable versus USD and SGD. Overall this had a positive effect on external currency debt and other derivatives. REC's evaluation of future net cash flows led to adjustments of the hedging portfolio and currency composition of the debt portfolio also in the fourth quarter. These adjustments contributed positively to the gain on other derivatives.

REC recognized a positive change in the estimated unrealized losses on embedded derivatives in the fourth quarter. This was primarily due to downward adjustment in estimated cash flows in wafer sales contracts containing embedded derivatives, and increase in discount rates.

A EUR 320 million convertible bond was established in October 2009. Because the convertible bond is denominated in EUR, which is not the functional currency of REC ASA, no part of the bond can be reported as equity according to IFRS. REC has recognized change in fair value of the whole convertible bond by a negative NOK 156 million in the statement of income in the fourth quarter. The change in fair value of the convertible bond was primarily due to increase in the REC ASA share price in the quarter.

For the full year 2009, net financial items amounted to a negative NOK 658 million, which compares to positive net financial items of NOK 1,850 million in 2008. The net negative amounts for 2009 were primarily due to increased net interest expenses, negative fair value adjustments on the convertible bond and provision for losses on guarantees and undertakings related to Sovello. Embedded derivatives and net currency effects were negatively affected for the year by the appreciation of NOK. However, the appreciation of NOK during 2009 resulted in gains on other derivatives.

INCOME TAX

REC has estimated an income tax benefit of NOK 170 million for the fourth quarter 2009 and NOK 135 million for the full year 2009. Significant impairment charges and realized losses give rise to deferred tax assets. However, deferred tax assets have not been recognized in Sovello and REC ScanModule, and to some extent in the Norwegian operations.

The actual tax for the year may deviate from the estimate.

FINANCIAL ITEMS - REC GROUP

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008	Q3 2009
Share of loss of associates	-52	2	-64	-3	-7
Financial income	52	39	113	181	46
Financial expenses	-495	-99	-1 008	-258	-232
Capitalized borrowing cost	173	93	554	226	170
Net financial expenses	-322	-6	-455	-32	-62
Net currency gains/losses	40	115	-331	291	-404
Net gains/losses embedded derivatives	111	2 368	-2 997	3 294	-1 518
Net gains/losses other derivatives	473	-1 609	3 232	-1 858	1 467
Net gains/losses derivatives	584	759	234	1 436	-51
Impairment and loss on financial assets	0	-24	0	-24	0
Fair value adjustment convertible bonds	-156	0	-156	0	0
Net financial items	146	885	-658	1850	-478

0125

PROFIT/LOSS AFTER TAX

Loss after tax was NOK 1,048 million in the fourth quarter 2009, compared to a profit of NOK 1,112 million in the fourth quarter 2008 and a loss of NOK 1,008 million in the third quarter 2009.

EPS for the fourth quarter was a negative NOK 1.58, compared to a positive NOK 1.96 in the fourth quarter 2008 and a negative NOK 1.52 in the third quarter 2009.

For the full year 2009, the loss after tax amounted to NOK 2,347 million, compared to a profit after tax of NOK 3,064 million in 2008. EPS for the full year 2009 was a negative NOK 3.81, which compares to a positive EPS of NOK 5.40 in 2008.

The EPS for all periods presented has been adjusted for the rights issue in June/July 2009.

The loss that will be reported in the audited annual financial statements for 2009 may deviate from the loss reported in this interim report.

OPERATIONAL REVIEW

MARKET DEVELOPMENT AND CONTRACT UPDATE

The PV solar industry saw demand improve towards the end of 2009 after a very slow first half of the year. Preliminary estimates from industry analysts indicate that global demand reached approximately 6 GW in 2009, whereof 3.5-4.0 GW came in the second half of the year.

The growth in demand in the second half of 2009 reflects a more positive economic environment in general but also historically high returns on PV system investments as a result of the sharp decline in module prices over the past year.

The high returns have prompted governments, most notably in Germany, to announce reductions in feed-in tariffs and other incentives in their renewable energy policies. This is expected to normalize the return on investments in PV systems going forward, in line with recommendations from PV industry associations.

Although the long-term fundamentals for industry growth remain intact, the short- to medium term demand growth may be affected by the changes in incentive schemes. Industry analysts nevertheless expect demand growth in 2010, with estimates in the range of 7-10 GW.

Reported market prices for modules continued to decline also in the fourth quarter of the year, although the rate of price declines were significantly lower in the second half of 2009 than in the first half of the year.

In the fourth quarter, REC Solar's average module prices were approximately 44 percent below the 2008 average and approximately nine percent below the previous quarter. This was partly due to market mix, with a higher portion of volumes being shipped to the US market. For the full year 2009, average module prices fell 36 percent below the 2008 average, which was in line with the estimates announced in the previous interim report.

The contract structures and pricing mechanisms are different further up in the value chain, and REC Wafer's prices for deliveries in 2009 were originally pre-defined in long-term contracts. However, the sharp adverse shift in product demand and market prices prompted customers to request adjustments to delivery schedules and volumes, and/or wafer prices.

As previously communicated, REC Wafer agreed to make certain volume and/or price concessions for deliveries in the second half of the year. Average selling prices for wafer in the fourth quarter were approximately 20 percent below the 2008 average and approximately 13 percent below the previous quarter.

REC Silicon has only made minor contractual adjustments to its long-term contracts. The decline of approximately eight percent in average polysilicon selling prices in 2009 primarily reflects changes in product mix.

EXPANSION PROJECTS UNDER EXECUTION

After the commercial start-up of the new FBR-plant ("Silicon III"), REC Silicon's primary expansion project is the new silane gas plant ("Silicon IV") under construction in Moses Lake. This plant will provide additional silane for the Silicon III FBR reactors as well as silane loading facilities for the Silicon III/IV complex. This project is on schedule for completion mid 2010, with a planned ramp-up schedule aligned with the general market development.

REC Wafer's multicrystalline capacity was increased with the start-up of Herøya III and Herøya IV in 2009, and REC Wafer is currently increasing its mono capacity through ramp up of the new ingot and wafer plant in Glomfjord.

Progress has continued to be good in the construction of REC's new industrial complex in Singapore, and production line equipment installation and testing has run according to plan.

Production of solar cells has commenced in 2010, at the first of a total of eight production lines in Singapore, and the first of a total of four production lines for modules is expected to commence production during the second quarter 2010. Installation and commissioning of the other cell and module production lines follow later in 2010. Wafer production is expected to commence in the third quarter. Production ramp-up will be aligned to market demand and prudent working capital management.

The current capital expenditure estimate for the construction of the Singapore complex is approximately 22 percent lower than the original estimate. REC now estimates capital expenditure of SDG 2.6 billion compared to an original estimate of SDG 3.4 billion in 2008.

Overall, the Singapore project is expected to increase REC's total nameplate wafer capacity to approximately 2.4 GW and nameplate solar cell and module capacity to more than 700 MW when fully up and running in 2011.

SEGMENT INFORMATION

REC SILICON

REC Silicon produces polysilicon and silane gas for the photovoltaic industry and the electronics industry at plants in Moses Lake, Washington and in Butte, Montana. REC Silicon's polysilicon production capacity is expected to almost triple from 2008 to 2011. REC Silicon employs more than 750 people.

REC Silicon reported revenue of NOK 1,130 million in the fourth quarter of 2009, an increase of 11 percent from the fourth quarter of 2008 and 21 percent above the previous quarter. Measured in USD, revenue increased 17 percent year-on-year and 27 percent from the previous quarter.

Total production of polysilicon was 2,621 MT in the fourth quarter. Silicon III produced a total of 1,026 MT of granular polysilicon in the fourth quarter, a doubling of FBR production volume compared to the previous quarter and with a significant increased yield of solar grade polysilicon. The increased production from the Siemens based facilities (Silicon I and II) in the fourth quarter reflects maintenance stops carried out in the third quarter.

Overall sales volume was 2,614 MT in the fourth quarter, an increase of 38 percent from the fourth quarter 2008 and 51 percent from the third quarter 2009.

Average USD selling prices for polysilicon in the fourth quarter were lower than both the 2008 average and the previous quarter, mainly reflecting change in product mix and increased price pressure in the polysilicon market.

REC Silicon experienced significant progress in the operations of both the silane and FBR units in Silicon III during the fourth quarter, resulting both in improved quality and strong growth in production volumes. The production quality is expected to improve as the FBR production becomes more stable and reliable. Although Silicon III is still in a ramp-up phase, the plant has started contributing positively to EBITDA.

Around 44 percent of the polysilicon volume in the fourth quarter was shipped to REC companies, which includes one-third of the deliveries to Sovello. In the fourth quarter 2008, internal deliveries accounted for approximately 63 percent.

Silane gas sales were high at 755 MT in the fourth quarter, an increase of 44 percent from the fourth quarter 2008 and up 30 percent from the third quarter 2009. Silane sales are expected to continue growing in 2010, although volumes in the first half of the year are expected to be negatively affected by seasonality and customer inventory adjustments.

REC Silicon EBITDA was NOK 574 million in the fourth quarter 2009, which was an increase of 10 percent from the fourth quarter 2008 and 26 percent above the previous quarter. The EBITDA margin of 51 percent was in line with the fourth quarter 2008 and up from 48 percent in the third quarter 2009.

Expansion costs relating to assets that are not yet in commercial phase were NOK six million in the fourth quarter 2009, compared to NOK 26 million in the fourth quarter 2008, and NOK nine million in the third quarter 2009.

Currency translation effects negatively affected the fourth quarter EBITDA by NOK 58 million compared to the fourth quarter 2008. On a constant currency basis, and adjusted for expansion costs, REC Silicon EBITDA increased by approximately 16 percent compared to the fourth quarter 2008.

For the full year 2009, REC Silicon revenue totaled NOK 3,943 million, an increase of 30 percent from 2008. Measured in USD, the increase was 17 percent. EBITDA for the full year amounted to NOK 1,920 million, which was an increase of 25 percent from the previous year.

Currency translation effects positively affected EBITDA in 2009 by NOK 199 million compared to 2008. On a constant currency basis, and adjusted for expansion costs, EBITDA increased by approximately 3 percent from 2008 to 2009. The lower increase in EBITDA compared to the revenue increase in 2009 primarily reflects costs associated with the start-up of Silicon III.

REC WAFER

REC Wafer produces mono- and multicrystalline ingots and wafers for the solar cell industry at three sites, in Glomfjord and Herøya in Norway, and in Singapore. REC Wafer employs approximately 1,100 people, and is expected to increase capacity to 2.4 GW including the new plant in Singapore.

REC Wafer reported revenue of NOK 1,590 million in the fourth quarter 2009, which was an increase of seven percent from the fourth quarter 2008 and 38 percent higher than in the previous quarter.

FINANCIAL HIGHLIGHTS - REC SILICON

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008	Q3 2009
Revenues	1 130	1 021	3 943	3 033	937
EBITDA	574	523	1 920	1 540	454
EBITDA - margin	51%	51%	49%	51%	48%
Expansion costs	6	26	25	162	9
EBITDA adjusted for expansion costs	580	548	1 944	1 702	463
Adjusted EBITDA - margin	51%	54%	49%	56%	49%
Polysilicon production in MT* (prime)	2 125	1 717	7 023	6 241	1 616
Polysilicon sale in MT (incl. offspec.)	2 614	1 898	7 753	6 549	1 736
Silane gas sale in MT	755	525	2 187	1 838	579

*Polysilicon production for full year 2008 includes 70 MT of granular "starter-bed" material, not for sale.

FINANCIAL HIGHLIGHTS - REC WAFER

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008	Q3 2009
Revenues	1 590	1 483	5 858	4 894	1 155
EBITDA	351	419	990	1 674	77
EBITDA – margin	22%	28%	17%	34%	7%
Expansion costs	24	36	155	121	33
EBITDA adjusted for expansion costs	375	455	1 145	1 796	110
Adjusted EBITDA – margin	24%	31%	20%	37%	9%
Wafer production in MW (at 15.0% cell efficiency)	230	160	758	542	157
Mono ingot production in MW (at 20.0% cell efficiency)	17	11	59	40	17
Total production in MW	248	171	818	582	173
Wafer sale in MW (at 15.0% cell efficiency)	226	159	737	537	154
Mono ingot sale in MW (at 20.0% cell efficiency)	12	11	30	40	4
Total sale in MW	238	170	767	577	158

The revenue increase reflects higher wafer production and sales from the continuous ramp-up of new plants, which more than offset the effect of lower average selling prices.

Production reached 248 MW in the fourth quarter, which was an increase of 45 percent from the fourth quarter 2008, and an increase of 43 percent from the previous quarter.

Further tightening of the quality assessment criteria led to a stricter sorting of wafers, and had a slight negative influence on production volumes in the quarter.

The year-on-year increase reflects a significant increase in production capacity. The increase compared to the previous quarter primarily reflects higher capacity utilization as production in the previous quarter was reduced in line with the lower market demand.

Average selling prices in the fourth quarter were approximately 20 percent below the 2008 average and approximately 13 percent below the previous quarter. As described under "Market Developments and Contract Update" above, this reflects adjustments to the pre-defined prices in the company's long-term contracts.

Wafer sales increased by 51 percent from the previous quarter, to 238 MW. Wafer inventory thus increased by 10 MW to 51 MW at the end of the year.

EBITDA amounted to NOK 351 million in the fourth quarter 2009, which was a decline of 16 percent from the fourth quarter 2008 but an increase from the NOK 77 million reported in the previous quarter. The EBITDA margin of 22 percent compares to 28 percent in the fourth quarter 2008 but only seven percent in the third quarter 2009.

The decline in EBITDA and margin from the fourth quarter 2008 is explained by the significantly lower average selling prices and low contribution from new production lines during ramp-up.

The increase in EBITDA and margin from the third quarter is explained by increased capacity utilization after the extensive summer shutdowns and less negative contribution from new production lines in ramp-up. Herøya III and IV were close to breaking even in fourth quarter but the new Glomfjord mono line had a negative EBITDA-contribution of approximately NOK 40 million. In the previous quarter the three new production lines had a combined negative contribution of NOK 87 million.

Expansion costs relating to assets not yet in commercial phase amounted to NOK 24 million in the fourth quarter, compared to NOK 36 million in the fourth quarter 2008 and NOK 33 million in the third quarter 2009. Expansion costs in 2009 mainly relate to Singapore and to the mono project.

Changes in pension schemes positively affected EBITDA in the fourth quarter by approximately NOK 70 million.

For the full year 2009, REC Wafer generated revenue of NOK 5,858 million, which was an increase of 20 percent from 2008. The increase reflects higher production and sales, which more than offset the significant decline in average selling prices.

However, EBITDA for the full year 2009 declined by 41 percent to NOK 990 million. In addition to lower average selling prices this reflects considerably lower capacity utilization, in particular during the extensive shutdowns in the summer months. REC Wafer also incurred higher raw material prices due to extensive external sourcing in the first half of the year, somewhat higher expansion costs than in 2008, and a higher negative contribution from new plants under ramp-up.

REC SOLAR

REC Solar produces solar cells and solar modules and engage in project developments in selected segments of PV systems. Total installed production capacity is 180 MW for solar cells in Norway and 150 MW for solar modules in Sweden. The ongoing expansion in Singapore is expected to add more than 550 MW of production capacity for solar cells and modules during 2010. REC Solar employs approximately 1,000 people.

REC Solar reported revenue of NOK 543 million in the fourth quarter 2009, which was a decline of 23 percent from the fourth quarter 2008 but an increase of four percent from the third quarter 2009.

Production increased in the fourth quarter, after extensive shutdowns over the summer. Module production amounted to 39 MW in the fourth quarter, which was somewhat higher that the run-rate of 35 MW indicated at the end of the third quarter. Cell production was running at capacity and allowed for contract manufacturing of 6 MW of modules in addition to covering the internal demand.

FINANCIAL HIGHLIGHTS - REC SOLAR

(NOK IN MILLION)		Q4 2008		DEC 31 2008	Q3 2009
Revenues	543	705	1 881	2 347	524
EBITDA	-219	30	-1 001	148	-256
EBITDA - margin	nm	4%	nm	6%	nm
EBITDA excluding junction box expenses	-194	91	-637	209	-232
Expansion costs	40	7	122	65	20
EBITDA adjusted for expansion costs	-179	37	-879	213	-236
Adjusted EBITDA - margin	nm	5%	nm	9%	nm
Module production in MW	39	28	115	80	23
Contract manufacturing MW	6	5	6	7	0
External cell sale in MW	5	5	17	30	6
Module sale in MW	37	28	110	81	32

Module sales amounted to 37 MW in the fourth quarter, an increase of 32 percent year-over-year and an increase of 16 percent from the previous quarter. Module inventory increased by 5 MW to 13 MW during the quarter. The inventory mainly consists of modules in transit after contract manufacturing and modules utilized in the junction box repair project. Only 2 MW of the inventory - or five days of production - were own production for sale.

The average selling price in the fourth quarter was approximately 44 percent below the 2008 average, and approximately nine percent below the previous quarter. The average selling price in the fourth quarter was negatively affected by high sales to the US. The sequential decline in average selling prices was partly offset by a reduction in wafer prices.

For the full year, average selling prices declined by approximately 36 percent from 2008 to 2009, which was in line with the estimates announced in the previous interim report.

EBITDA was a negative NOK 219 million in the fourth quarter 2009, including NOK 80 million in write-downs of inventories. Expansion costs related to Singapore amounted to NOK 40 million in the fourth quarter, compared to NOK 20 million in the previous quarter. Pension scheme changes positively affected EBITDA in the fourth quarter by approximately NOK 35 million.

The significant negative EBITDA primarily reflects the negative effects of the continued decline in average selling prices, which resulted in both reduced operational margins and a need for further asset write-downs.

REC Solar has taken significant measures to improve the cost position through a reduction of the labor force at the facilities in Norway and Sweden. The company has also renegotiated supply contracts with existing suppliers, and implemented changes to product design to allow for more cost efficient solutions. However, the full effect of these measures will still take some time to realize. The Scandinavian operations are expected to continue to contribute negatively to EBITDA over the next few quarters, and REC in its impairment test has written down all remaining property, plant and equipment values in REC ScanModule.

The in-field repair of junction boxes is progressing well, although it has been somewhat more difficult to contract installations services towards the end of the year, in particular in Germany. Approximately 150,000 junction boxes had been repaired at the end of the fourth quarter. It is expected that approximately 90% of the affected junction boxes will be repaired by the end of the second quarter 2010.

For the full year 2009 revenue declined 20 percent to NOK 1,881 million despite a 36 percent increase in module sales to 110 MW. The decline is explained by the significantly lower average selling prices for modules and also lower external sales of cells.

EBITDA was a negative NOK 1,001 million in 2009. In addition to significantly lower average selling prices without a corresponding adjustment in wafer prices, this is partly explained by the low capacity utilization for large parts of the year. EBITDA also suffered a significant negative impact from NOK 364 million in expenses related to repair of malfunctioning junction boxes (including write-downs of modules used in the project), in addition to NOK 122 million in expansion costs and also write-downs and realized loss on inventories. This was partly offset by the positive effect of changes in pension schemes.

SOVELLO

Sovello produces solar modules in Thalheim, Germany, based on the Evergreen string-ribbon technology, and is owned 33.3 percent each by REC, Evergreen and Q-Cells. REC proportionately consolidates Sovello's financial statements on a line-by-line basis. Sovello currently operates two plants with a total production capacity of 100 MW. The ramp-up of a third plant with a capacity of 80 MW has just been initiated. The company employs approximately 1,200 people.

Revenue contribution from Sovello was NOK 131 million in the fourth quarter 2009, compared to NOK 150 million in the fourth quarter 2008 and NOK 88 million in the third quarter 2009.

The EBITDA contribution was a negative NOK 28 million in the fourth quarter 2009, compared to a positive contribution of NOK 36 million in the fourth quarter 2008 and a negative NOK 20 million in the third quarter 2009.

Module production ended at 21 MW in the fourth quarter, on par with the fourth quarter 2008 and significantly above the 11 MW in the third quarter 2009. The relatively sharp sequential increase in the fourth quarter reflects that Sovello in the third quarter limited its production due to the market conditions.

FINANCIAL HIGHLIGHTS - SOVELLO

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008	Q3 2009
Revenues	131	150	325	601	88
EBITDA	-28	36	-62	128	-20
EBITDA – margin	nm	24%	nm	21%	nm
Sovello's total module production in MW	21	21	58	85	11

Note: Figures in the table refer to proportionate consolidation of REC's 33.3 percent ownership. Production in MW is calculated on a 100 percent basis.

ELIMINATIONS - REC GROUP

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008	Q3 2009
Elimination revenues	-743	-1 027	-2 926	-2 757	-564
Elimination EBITDA	-79	-56	45	-83	206

Sovello has begun ramping up a third manufacturing line utilizing the more cost effective Quad technology.

For the full year 2009, the revenue contribution from Sovello declined by 46 percent to NOK 325 million, whereas the EBITDA contribution declined to a negative NOK 62 million from a positive NOK 128 million in 2008.

As described in the interim report for the third quarter 2009, the EU Commission has challenged SME-grants previously awarded to Sovello. In January, 2010, the EU Commission announced the recall of EUR 9.1 million (plus approximately EUR 2.5 million in interest) of grants awarded in 2006 for the construction of Sovello's first integrated production line.

As previously communicated, Sovello was not in compliance with all of its financial covenants at the end of 2008. The company has since then been operating under a waiver. During the waiver period, the company and the shareholders have engaged in negotiations with Sovello's banks, the government, and other parties to restructure the company. On January 28, 2010 Sovello's banks formally terminated the loan agreement but did not demand repayment of the loans pending ongoing negotiations. On February 5, 2010 a stand-still until March 15, 2010 was agreed with Sovello's banks. The agreement is expected to be sufficient to close the anticipated transactions.

If the transactions should not be closed as anticipated, Sovello may need to declare insolvency. While the outcomes are difficult to predict exactly at present, the provision made at December 31, 2009 is regarded adequate to cover REC's exposure, both in an insolvency situation and the anticipated transactions.

Please also refer to the sections on "Depreciation, amortization and impairment", "Net financial items", and "Transactions with related parties" for further details.

REC ASA AND REC SITE SERVICES (SINGAPORE)

REC ASA is a holding company comprising parts of Group Management, corporate functions, corporate R&D, a corporate project management organization, and REC Group's in-house bank.

REC Site Services was established as an organizational structure for on-site project management services, and will also own and operate certain buildings and infrastructure. The activity is expected to expand in the quarters and years to come.

ELIMINATION - REC GROUP

Elimination of internal profit depends on internal sales volumes and price, cost of production and intercompany inventory changes. As communicated in previous interim reports, eliminations should generally be expected to affect EBITDA negatively as the company grows across the value chain.

As explained in the interim report for the third quarter, eliminations were positive on EBITDA in the third quarter 2009 due to a reduction in volumes, lower average selling prices, increased production costs, and a positive effect of a reversal of write-downs in REC Solar.

The negative EBITDA elimination in the fourth quarter is primarily related to increased volume and internal profits for polysilicon. Reversal of write-downs in REC Solar decreased compared to the third quarter.

For the full year 2009, eliminations contributed positively to EBITDA, mainly due to the reversal of write-downs in REC Solar. Reduced average selling prices and increased production costs was offset by increased volumes.

FINANCIAL HIGHLIGHTS - REC ASA & SITE SERVICES (SINGAPORE)

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008	Q3 2009
Revenues	25	48	76	72	20
EBITDA	-32	-15	-151	-128	-32
Expansion costs	3	17	14	35	3

TECHNOLOGY DEVELOPMENT AND R&D

REC incurred R&D expenses of NOK 87 million in the fourth quarter 2009, and NOK 304 million for the full year 2009. This compares with NOK 74 million in the fourth quarter 2008 and NOK 212 million for the full year 2008.

The main short-term focus of REC Silicon's technology team has been on increasing the reliability of the Silicon III's silane plant. These advancements will not only benefit Silicon III production volumes but be directly applicable for preparing the start-up of the Silicon IV silane plant. During the fourth quarter a new process control mechanism for the FBR reactors was implemented, which resulted in more reliable FBR operations, increased volumes and improved product quality.

The technology efforts in REC Wafer in the fourth quarter led to elimination of certain operational problems related to ramp-up of the Herøya III and IV production facilities.

During the fourth quarter, REC regained the world record for module efficiency from multicrystalline wafers, together with ECN. A 17 percent module has been independently confirmed by the European Joint Research Center and was announced at the COP meeting in Copenhagen in December. Several of the elements enabling the record efficiency are currently in the process of being developed for industrialization in REC Solar.

STATEMENT OF FINANCIAL POSITION AND CASH FLOW

Comparative figures in the statement of financial position have been restated to reflect changes in accounting policies regarding classification of derivatives as current and non-current (see description below under "Accounting Policies").

The developments in the statement of financial position during the fourth quarter 2009 primarily reflect the continued high level of capital expenditure and the related funding, as well as significant impairment charges.

EQUITY AND DEBT

Equity amounted to NOK 16.9 billion at December 31, 2009, compared to almost NOK 18.0 billion at September 30, 2009 and NOK 16.5 billion at December 31, 2008. Comprehensive income was negative by NOK 1.1 billion in the fourth quarter 2009 and negative NOK 4.0 billion for the full year 2009, primarily reflecting the losses for the periods and currency translation differences for the year.

The equity ratio was 50 percent at the end of 2009, compared to 51 percent at the end of the third quarter and 55 percent at the end of 2008. The decline from the end of 2008 primarily reflects the significantly higher total asset base. The company increased its equity through a share issue during the third quarter 2009, which generated almost NOK 4.4 billion in net proceeds.

Net debt was NOK 10.3 billion at December 31, 2009, an increase of NOK 1.6 billion during the fourth quarter and an increase of NOK 4.2 billion from the end of 2008. These figures include convertible bond but exclude restricted bank accounts and prepayments on which interest is calculated. External net debt of Sovello is included with NOK 450 million at December 31, 2009.

As announced in previous interim reports, REC secured additional debt financing for a total gross NOK 3 billion in connection with the debt restructuring in June, and in the third quarter completed a 5-year NOK 1,250 million fixed rate bond in the Norwegian bond market. In the fourth quarter, REC successfully launched and executed a convertible bond in the amount of EUR 320 million, which counts as equity with regards to financial covenants under the bank facilities.

CASH FLOW

Net cash flow from operating activities was NOK 820 million in the fourth quarter 2009, compared to NOK 537 million in the fourth quarter 2008 and NOK 465 million in the third quarter 2009. The positive cash flow in the fourth quarter 2009 includes a net positive cash effect for financial items due to realization of currency derivatives.

PROPERTY, PLANT AND EQUIPMENT

(NOK IN MILLION)	REC SILICON	REC WAFER	REC SOLAR	SOVELLO	OTHER	REC GROUP
Carrying value at January 1, 2009	11 515	4 874	1 510	696	843	19 438
Translation Differences	-2 215	-89	-274	-111	-218	-2 907
Net additions*	2 949	3 640	2 254	117	2 158	11 118
Depreciation	-442	-592	-177	-76	-6	-1 293
Impairment	-8	-982	-342	-625	0	-1 957
Carrying value at December 31, 2009	11 800	6 851	2 971	0	2 777	24 398

INTANGIBLE ASSETS

(NOK IN MILLION)	REC SILICON	REC WAFER	REC SOLAR	SOVELLO	OTHER	REC GROUP
Carrying value at January 1, 2009	607	425	48	274	40	1 393
Translation Differences	-104	0	-2	-43	0	-148
Net additions*	38	40	-1	1	52	130
Amortization	-24	-22	-7	-2	-3	-58
Impairment	0	-27	0	-230	0	-257
Carrying value at December 31, 2009	517	416	39	0	88	1 060
Payments of PP&E and intangibles*	3 299	2 731	2 462	59	2 166	10 716

*Net of investment grants

0131

For the full year 2009, net cash flow from operating activities decreased to NOK 1 286 million from NOK 1,917 million in 2008.

Net cash flow from investing activities was NOK -2,117 million in the fourth quarter, compared to NOK -3,324 million in the same quarter 2008 and NOK -3,015 million in the third quarter 2009. Payments for property, plant and equipment, and intangible assets contributed NOK 2,254 million in the fourth quarter 2009, and government grants of NOK 109 million was received, primarily in the Singapore expansion project.

For the full year 2009, net cash flow from investing activities amounted to NOK -10,823 million, compared to NOK -9,964 million in 2008.

The split of payments between segments is outlined in the table above for 2009.

The differences between additions and payments for property, plant and equipment, and for intangible assets, primarily relate to changes in pre-payments, accruals and payables for capital expenditure. Currency developments also affect amounts in the table.

Net cash flow from financing activities was NOK -138 million in the fourth quarter, compared to NOK 503 million in the fourth quarter 2008 and NOK 3,867 million in the previous quarter. In the fourth quarter 2009, cash inflow from the new convertible bond was offset by repayment of tranches in the bank loan facilities and amounts due to Komatsu.

For the full year 2009, net cash flow from financing activities amounted to NOK 10,769 million, compared to NOK 2,773 million in 2008.

CONTRACTUAL COMMITMENTS

Please see note 29 to the consolidated annual financial statements for 2008. Estimated contractual purchase obligations amounted to NOK 4.1 billion for goods and services at December 31, 2009, of which NOK 1.5 billion is estimated to be paid in 2010.

Estimated contractual obligations for capital expenditure was NOK 2.7 billion at the end of 2009, of which NOK 2.4 billion is estimated to be paid in 2010. In addition, REC has approved but not committed estimated capital expenditure of NOK 1.8 billion, of which NOK 1.4 billion is expected to be paid in 2010.

The amounts measured in NOK are translated at December 31, 2009 exchange rates, and changes in NOK versus the main currencies USD, SGD and EUR will affect the actual expenditures measured in NOK.

See also related parties regarding Sovello.

EVENTS AFTER THE BALANCE SHEET DATE

In January 2010, REC Silicon received confirmation that it had been awarded up to approximately USD 155 million in Recovery Act Advanced Energy Manufacturing Tax Credits, related to the Silicon III and IV plants.

Some future conditions must be fulfilled to receive the grants, including that awardees have 3 years from the date of certification to complete and place in service projects certified under the program.

The vehicle for receiving benefits under this program is a credit claimed on the US-company's annual tax return, subject to the limitations of alternative minimum tax. Unused portions of the credit can be carried forward 20 years and used to offset income tax during those periods subject to similar limitations. Any unused portions after 20 years are void.

On February 5, 2010 the shareholders of Sovello signed a non-binding term sheet for the sale of 100 percent of the shares in Sovello to a third party, see section Sovello above.

TRANSACTIONS WITH RELATED PARTIES

For 2009, the nature of transaction with related parties have primarily been as described in note 31 to the consolidated annual financial statements for 2008. In addition, REC Silicon has made purchases from Elkem AS of USD 6 million, and had accounts payables to Elkem AS of USD 1 million at December 31, 2009.

During the first quarter 2009, Sovello drew upon the loan commitment made by REC of EUR 4 million. In close cooperation with the bank syndicate of Sovello, REC in the second quarter provided a short term bridge loan to Sovello of EUR 5.0 million and provided a guarantee of EUR 10 million to the bank syndicate of Sovello. In the fourth quarter, REC ASA paid EUR 4.2 million on this guarantee as capital contribution to Sovello, reducing the guarantee to EUR 5.8 million. REC ASA paid additional EUR 2 million as capital contribution in the fourth quarter. The two other shareholders of Sovello have also provided such short term bridge loans and shareholder guarantees.

Sovello accrued interest of EUR 3.1 million (NOK 26 million) to REC ASA during 2009. At December 31, 2009 REC ASA had receivables of EUR 58 million (NOK 480 million) on Sovello.

Together with the other owners of Sovello, REC ASA has provided certain undertakings and had committed to secure the liquidity of Sovello until end of January 2010. See description under the section Sovello for further information.

At the end of 2008, Sovello had made prepayments and paid sign-on fees of USD 74.6 million for deliveries of polysilicon from the Silicon III plant (FBR material). In the second and fourth quarters of 2009, REC Silicon repaid to Sovello USD 11.5 and 8.5 million, respectively of the prepayments.

In 2009, REC Silicon has recognized revenues from sales of polysilicon to Sovello, that reduced prepayments and sign-on fees at year-end to USD 3 million and USD 40 million, respectively. In addition, REC Silicon has for accounting purposes calculated interest on these balances.

During 2009, REC Solar sold modules for SEK 216 million (NOK 178 million) to, and purchased goods and services for NOK 2 million from, REC Solar Inc. and AEE Solar Inc., and had receivables of SEK 99 million (NOK 80 million) at December 31, 2009.

In the fourth quarter, REC Wafer sold its ownership interest in the associate Si Pro AS. During 2009, REC Wafer made purchases of NOK 54 million in aggregate from Si Pro AS and Meløy Bedriftsservice AS and had NOK 2 million accounts payable at December 31, 2009 to Meløy Bedriftsservice AS.

A number of members of the Group management and the Board of directors utilized their subscription rights in the rights issue in July 2009, as disclosed in separate notices to the stock exchange.

The Annual General Meeting of REC ASA on May 19, 2009 approved a stock option program 2009 for REC executives, key leaders and employees. In the third quarter 2009, a total of 3.25 million options was granted under this program, of which 960,812 to the Group Management. The fair values of the options were estimated in aggregate to NOK 24 million, of which NOK 7.5 million for the Group Management. The stock option program 2009 comes in addition to the 2008 program.

In November, under the share purchase program employees were offered to purchase REC ASA shares up to a maximum market value of NOK 35 000 per employee with a discount of up to 20 percent. The employees were offered interest free loans to finance the purchase, to be repaid over 12 months. As part of the program, four primary insiders in REC purchased in total 3,436 shares at a price of NOK 27.94 per share after the discount offered to the employees, as disclosed in separate notices to the stock exchange.

PRINCIPAL RISKS AND UNCERTAINTIES

Please also refer to the Annual Report 2008, Section 4 in the Prospectus in connection with the rights issue in June/July, 2009 and the third quarter 2009 report.

A tougher economic climate has adversely affected the markets in which the company operates. REC has reduced its value assessments of future cash flows and asset values. REC has recognized significant impairment charges for the mono wafer activities, REC ScanModule and Sovello, affecting the Statement of Income for 2009 and the Statement of Financial Position as at December 31, 2009.

Further adverse economic developments could potentially have significant negative effects on REC's financial results and financial position.

Due to the market developments, REC Wafer has agreed to make adjustments to sales contracts and in some cases called on bank guarantees to protect its interest. In some cases REC is involved in legal proceedings with its customers. Any legal proceedings in relation to the contracts and bank guarantees encounter procedural risk and may take time to resolve.

Customers have to some extent deferred payments to REC, partially related to alleged claims and liquidity issues. Risk for realization of future cash flows in previously entered contracts, as well as future sales, increased in 2009.

In addition to the negative effect on the order backlog, this has affected the values of embedded derivatives that are present in some of the contracts. Please also refer to description in the section "Net financial items".

In terms of deliveries, REC is subject to risks related to product quality and performance, and to liabilities related to product warranties. For 2009 the company expensed NOK 364 million related to performed and future repairs of delivered modules with malfunctioning junction boxes.

REC has also experienced increased amounts of returns of deliveries from customers claiming product deficiencies, in order for them to be relieved of the obligation to take deliveries, and some with the ultimate purpose of cancelling binding delivery contracts.

REC in the second half of 2009 strengthened the liquidity and equity position through a capital increase and debt refinancing. The developments in operations and product prices through the second half of 2009 and into 2010 have generated a lower EBITDA than previously anticipated.

REC currently has sufficient committed financing to complete its investment program. Given the current outlook for REC's operational earnings and the profile of the company's capital expenditures, it is likely that certain financial ratios will fall outside the currently agreed limits under the company's existing syndicated credit facilities.

REC and the Mandated Lead Arrangers of the syndicated credit facilities are currently working together with the syndicate banks to ensure that RECs credit facilities are amended to meet our needs throughout the ramp-up period.

Please also refer to the section "Market development and contract update" above and the "Outlook" section below.

OUTLOOK

Market development in the PV solar market was weak in 2009 compared to previous years, as increased product supply coincided with reduced demand growth due to a general economic slowdown, lower availability of capital for installations of PV systems, and adverse effects of changes in renewable policies in key markets.

Global market demand improved towards the end of the year. Demand growth will in 2010 depend, inter alia, on the effect of changes in renewable policies and support schemes. REC expects a global module demand in the lower part of industry analysts' relatively wide estimate range of 7-10 GW. The decline in module prices has begun to slow down, and REC Solar's average selling prices should in broad terms be expected to follow the general price developments in the market.

REC Wafer has agreed with a number of its customers on price adjustments in the portfolio of long-term contracts. Going into 2010, average selling prices are approximately 20 percent lower than the average selling prices obtained in the fourth quarter 2009.

REC Silicon has not made similar price concessions in their long-term contracts although the contracts typically include volume-based price mechanisms. However, the growing production of granular polysilicon will change the product mix going forward. As a result, REC Silicon expects lower average selling prices for polysilicon in 2010.

REC Solar's cell and module production was close to full capacity in the fourth quarter of 2009. Dependent on the start-up and the ramp-up of the new production lines, the expansion in Singapore could support close to a fourfold

increase in module production during 2010. However, actual cell and module production will be aligned with the overall market conditions and product demand at any given point in time.

REC Wafer's production is expected to continue to increase with increasing capacity utilization at Herøya III and IV and the new mono plant, and a gradual ramp-up of new production lines in Singapore. Overall, REC Wafer expects wafer production to increase by approximately 70 percent from 2009 to 2010.

REC Silicon's production is expected to continue to increase with the ramp-up of granular polysilicon production from Silicon III. REC Silicon expects total polysilicon production to be 12,000 MT in 2010. Silane production for the merchant market is expected to be approximately 2,400 MT.

Approximately 75 percent of REC's assets were in ramp-up during 2009, and approximately 50 percent of the assets will be in ramp-up in 2010. All currently planned expansions are expected to be fully ramped-up by the middle of 2011, and combined with improvement programs on existing plants this will significantly strengthen the long-term competitive position of all REC's business segments.

However, it should be expected that the many new production lines coming into commercial operation in 2010 will negatively affect margins during ramp-up. The combined effect of expansion costs and ramp-up is expected to amount to NOK 600 million in 2010.

EBITDA in the first quarter 2010 is expected to be significantly lower than the first quarter 2009.

STATEMENTS

BASIS OF PREPARATION

The financial statements are presented in NOK, rounded to the nearest million, unless otherwise stated. As a result of rounding adjustments, the figures in one or more rows or columns included in the financial statements may not add up to the total of that row or column.

STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, combined with relevant information in the financial review, have been prepared in accordance with IAS 34. Refer to separate reports for the first, second, and third quarter 2009. These condensed consolidated interim financial statements have not been audited or subject to a review by the auditor. They do not include all of the information required for full annual financial statements of the Group and should be read in conjunction with the consolidated annual financial statements for 2008. The consolidated financial statements for 2008 are available upon request from the Company's registered office at Sandvika or at www.recgroup.com.

ACCOUNTING POLICIES

The Group has used the same accounting policies and standards as in the consolidated financial statements as at December 31, 2008, except as mentioned below. The consolidated financial statements of the REC Group for 2008 were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and the Norwegian Accounting Act.

The new standards, interpretations or amendments to published standards that were effective from January 1, 2009 that have affected the consolidated financial statements for 2009 are (refer to the second quarter report for further description):

IFRS 8 Operating segments. IFRS 8 had minor effects on REC Group's segment reporting for 2009.

Revised IAS 1 Presentation of Financial Statements. IAS 1 replaces IAS 1 Presentation of Financial Statements (revised in 2003) as amended in 2005. IAS 1 had limited effects for REC Group.

Revised IAS 23 Borrowing Costs did not constitute a change in accounting policy for the REC Group.

Improvements to IFRSs. REC Group had up to December 31, 2008 classified all its derivatives as current. According to the amendments, derivatives should be presented as current or non-current on the basis of its settlement date. REC Group has reclassified the related balance sheet items for previous periods.

IFRIC 12 Service Concession Arrangements had no effect for the REC Group for 2009.

ESTIMATES AND JUDGMENTS

Preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the REC Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4 to the consolidated annual financial statements for 2008.

REC reported losses for 2009, giving rise to deferred tax assets. IAS 12 Income Taxes states that a deferred tax asset shall be recognized for all deductible temporary differences to the extent it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. When an entity has a history of recent losses, the entity recognises a deferred tax asset arising from unused tax losses only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilised by the entity. IAS 12 also states that unused tax losses is strong evidence that future taxable profit may not be available. Even though parts of the losses result from identifiable causes which may be regarded as unlikely to recur, the current highly volatile and uncertain market development has increased uncertainty of future profit forecasts, and REC has recognized only parts of the deferred tax assets. REC will evaluate this further in future periods.

REC has significant estimated future cash flows in wafer sales contracts for which embedded derivatives have been separated and accounted for as derivatives. The contracts states future cash flows, with some limited adjustment mechanisms. However, REC has recently experienced that contracts have

been renegotiated or not complied with. If it is probable that a customer will not honor the contract based on individual assessment, REC has made downward adjustment of the estimated future cash flows.

FORWARD LOOKING STATEMENTS

This report contains statements regarding the future in connection with REC's growth initiatives, profit figures, outlook, strategies and objectives.

In particular, the section "Outlook" contains forward-looking statements regarding the Group's expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to REC's activities described in REC's Annual Report 2008, (especially the Risk Report, the Report from the Board of Directors and the notes to the consolidated financial statements) and the Prospectus.

Sandvika, February 9, 2010

Board of Directors

CONSOLIDATED STATEMENT OF INCOME
REC GROUP

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008
Revenues	[illegible]	2 380	[illegible]	8 191
Cost of materials	-1 120	-665	-3 214	-2 012
Changes in inventories	-71	304	31	311
Employee benefit expenses	-363	-491	-1 764	-1 545
Other operating expenses	-555	-591	-2 469	-1 666
EBITDA *	[illegible]	936	[illegible]	3 279
Depreciation	-430	-209	-1 293	-678
Amortization	-16	-9	-58	-36
Impairment	-1 485	-23	-2 214	-36
Depreciation, amortization and impairment	[illegible]	-240	[illegible]	-750
EBIT	[illegible]	696	[illegible]	2 529
Share of loss of associates	-52	2	-64	-3
Financial income	52	39	113	181
Net financial expenses	-322	-6	-455	-32
Net currency gains/losses	40	115	-331	291
Net gains/losses derivatives	584	759	234	1 436
Fair value adj. convertible bond and impairment financial assets	-156	-24	-156	-24
Net financial items	[illegible]	885	[illegible]	1 850
Profit/loss before tax	[illegible]	1 581	[illegible]	4 379
Income tax expense/benefit	170	-470	135	-1 314
Profit/loss for the period	[illegible]	1 112	[illegible]	3 064
Attributable to:				
Owners of REC ASA	-1 048	1 112	-2 347	3 064
Non-controlling interests	0	0	0	0
Earnings per share for profit attributable to the equity holders of REC ASA (in NOK per share)				
- basic	[illegible]	1,96	[illegible]	5,40
- diluted	[illegible]	1,96	[illegible]	5,40

* EBITDA includes costs for repair of junction boxes of NOK 25 million in Q4, NOK 364 million Dec 31, 2009 and NOK 61 million for the year 2008.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
REC GROUP

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008
Profit for the period	[illegible]	1 112	[illegible]	3 064
Other comprehensive income, net of tax:				
Currency translation differences	-35	1 193	-1 654	1 639
Actuarial gain/loss on defined benefit pension schemes	11	8	11	8
Cash flow hedges	-8	118	-6	41
Total other comprehensive income for the period	[illegible]	1 319	[illegible]	1 688
Total comprehensive income for the period	[illegible]	2 430	[illegible]	4 752
Total comprehensive income for the period attributable to:				
Owners of REC ASA	-1 080	2 430	-3 995	4 752
Total comprehensive income for the period	[illegible]	2 430	[illegible]	4 752

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
REC GROUP

(NOK IN MILLION)	[illegible]	SEP 30 2009	DEC 31 2008
ASSETS			
Non-current assets			
Goodwill	584	596	917
Other intangible assets	476	506	477
Intangible assets	[illegible]	1 102	1 393
Land and buildings	2 955	2 698	2 116
Machinery and equipment	10 803	10 539	4 620
Other tangible assets	167	178	170
Assets under construction	10 473	10 099	12 531
Property, plant and equipment	[illegible]	23 513	19 438
Prepaid capex	[illegible]	1 466	1 557
Investments in associates	146	233	288
Investments in shares	5	3	2
Other non-current receivables	218	199	168
Derivatives	110	614	2 506
Restricted bank accounts	88	95	116
Financial assets	[illegible]	1 145	3 079
Deferred tax assets	374	116	21
Total non-current assets	[illegible]	27 342	25 488
Current assets			
Inventories	1 989	1 814	1 670
Trade and other receivables	2 609	2 404	2 220
Current tax assets	64	9	19
Derivatives	484	530	304
Restricted bank accounts	14	34	11
Cash and cash equivalents	1 688	3 065	497
Total current assets	[illegible]	7 856	4 721
Total assets	[illegible]	35 198	30 209

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
REC GROUP

(NOK IN MILLION)	[illegible]	SEP 30 2009	DEC 31 2008
EQUITY & LIABILITIES			
Shareholders' equity			
Share capital	665	665	494
Share premium and other paid in capital	12 764	12 766	8 549
Paid-in capital		13 431	9 043
Other equity and retained earnings	5 828	5 857	4 404
Profit/loss for the period	-2 347	-1 298	3 065
Other equity and retained earnings		4 558	7 469
Total shareholders' equity		17 990	16 512
Non-current liabilities			
Retirement benefit obligations	45	190	156
Deferred tax liabilities	761	697	928
Provisions and other non-interest bearing liabilities	209	91	149
Derivatives	212	582	1 042
Non-current financial liabilities, interest bearing	11 366	10 533	5 157
Non-current prepayments, interest calculation	478	515	419
Total non-current liabilities		12 608	7 851
Current liabilities			
Trade payables and other liabilities	3 138	2 837	3 058
Current tax liabilities	142	135	300
Derivatives	187	307	860
Current financial liabilities interest bearing	611	1 246	1 439
Current prepayments, interest calculation	76	75	189
Total current liabilities		4 600	5 845
Total liabilities		17 208	13 696
Total equity and liabilities		35 198	30 209

STATEMENT OF CHANGES IN EQUITY
REC GROUP

(NOK IN MILLION)	ATTRIBUTABLE TO EQUITY HOLDERS OF REC ASA					
	TOTAL PAID IN CAPITAL	OTHER EQUITY	COMPREHENSIVE INCOME	TOTAL	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Year 2008						
At January 1, 2008	9 043	1 071	1 642	11 757	0	11 757
Equity share option plan	0	4	0	4	0	4
Treasury shares transactions	0	0	0	0	0	0
Total comprehensive income for the period	0	0	4 752	4 752	0	4 752
At December 31, 2008	9 043	1 075	6 394	16 512	0	16 512
Year 2009						
At January 1, 2009	9 043	1 075	6 394	16 512	0	16 512
Equity share option plan	0	8	0	8	0	8
Share issue	4 385	0	0	4 385	0	4 385
Total comprehensive income for the period	0	0	-3 995	-3 995	0	-3 995
At December 31, 2009	13 428	1 082	2 399	16 909	0	16 909

CONSOLIDATED DETAILS OF COMPREHENSIVE INCOME REC GROUP

(NOK IN MILLION)	TRANSLATION DIFFERENCES	TAX	PENSION	CASH FLOW HEDGE	ACQUISITION	CHANGE IN ACCOUNTING PRINCIPLE	PROFIT/ LOSS	TOTAL
Year 2008								
At January 1, 2008	-340	64	-33	-22	234	-50	1 790	1 642
Profit for the period	0	0	0	0	0	0	3 064	3 064
Other comprehensive income:								
Currency translation differences	1 702	-62	0	0	0	0	0	1 639
Actuarial gain/loss on defined benefit pension schemes	0	-7	14	0	0	0	0	8
Cash flow hedges								
- valuation gain/losses taken to equity	0	-1	0	2	0	0	0	1
- transferred to profit/loss for the period *	0	-15	0	55	0	0	0	39
Total other comprehensive income for the period	1 702	-85	14	57	0	0	0	1 688
Total comprehensive income for the period	1 702	-85	14	57	0	0	3 064	4 752
Accumulated at December 31, 2008	1 362	-21	-19	34	234	-50	4 854	6 394
Year 2009								
Accumulated at January 1, 2009	1 362	-21	-19	34	234	-50	4 854	6 394
Profit for the period	0	0	0	0	0	0	-2 347	-2 347
Other comprehensive income:								
Currency translation differences	-1 702	48	0	0	0	0	0	-1 654
Actuarial gain/loss on defined benefit pension schemes	0	-7	19	0	0	0	0	11
Cash flow hedges								
- valuation gain/losses taken to equity	0	0	0	2	0	0	0	2
- transferred to profit/loss for the period *	0	3	0	-10	0	0	0	-8
Total other comprehensive income for the period	-1 702	43	19	-8	0	0	0	-1 649
Total comprehensive income for the period	-1 702	43	19	-8	0	0	-2 347	-3 995
Accumulated at December 31, 2009	-341	22	0	26	234	-50	2 507	2 399
Total comprehensive income for the period attributable to:								
Owners of REC ASA	-1 702	43	19	-8	0	0	-2 347	-3 995
Non-controlling interests	0	0	0	0	0	0	0	0
Total comprehensive income for the period	-1 702	43	19	-8	0	0	-2 347	-3 995

*** Cash flow hedge - transferred to profit/loss for the period affected the following line items in the consolidated statement of income**

(NOK IN MILLION)	2009	2008
Revenues	10	-15
Cost of materials	0	-40
Total	10	-55

CONSOLIDATED STATEMENT OF CASH FLOW
REC GROUP

(NOK IN MILLION)	[illegible]	Q4 2008	[illegible]	DEC 31 2008
Cash flows from operating activities				
Profit/loss before Tax	-1 218	1 581	-2 482	4 379
Income taxes paid	-73	-321	-384	-877
Depreciation, amortization and impairment	1 931	240	3 565	750
Fair value adjustment convertible bond	156	0	156	0
Associated companies and impairment financial assets	52	22	64	27
Changes in receivables and prepayments from customers etc **	-366	-134	-493	-643
Changes in inventories	-182	-576	-462	-890
Changes in payables and accrued expenses	453	361	318	589
Changes in provisions	174	77	468	86
Changes in derivatives	49	-766	706	-1 463
Currency effects not cash flow or not related to operating activities	-197	-35	-253	-169
Other items	41	85	83	130
Net cash flow from operating activities	[illegible]	537	[illegible]	1 917
Cash flows from investing activities				
Net cash payments for shares (incl associates)	1	0	0	-210
Net proceeds/payments from finance receivables and restricted cash	26	170	-104	-10
Proceeds from sale of property, plant and equipment and intangible assets	0	1	0	1
Payments for property, plant and equipment and intangible assets	-2 254	-3 496	-11 136	-9 748
Proceeds from investment grants	109	0	420	3
Proceeds from sale of subsidiaries, net of cash	0	0	-3	0
Net cash flow from investing activities	[illegible]	-3 324	[illegible]	-9 964
Cash flows from financing activities				
Increase in/repayment of equity	-4	0	4 333	0
Payment of borrowings and upfront loan fees	-4 011	-795	-17 880	-1 289
Proceeds from borrowings	3 878	1 298	24 316	4 062
Net cash flow from financing activities	[illegible]	503	[illegible]	2 773
Effect on cash and cash equivalents of changes in foreign exchange rates	60	-83	-40	-25
Net increase/decrease in cash and cash equivalents	-1 376	-2 367	1 192	-5 298
Cash and cash equivalents at beginning of the period *	3 065	2 864	497	5 795
Cash and cash equivalents at the end of the period	[illegible]	497	[illegible]	497

* Cash and cash equivalents excludes restricted bank accounts
** Changes in provisions is shown on a separate line

SEGMENT INFORMATION - FOURTH QUARTER
REC GROUP

(NOK IN MILLION)	[illegible]	Q4 2008	% CHANGE	[illegible]	YTD 2008	% CHANGE
Revenues						
REC Silicon	1 130	1 021	11%	3 943	3 033	30%
REC Wafer	1 590	1 483	7%	5 858	4 894	20%
REC Solar	543	705	-23%	1 881	2 347	-20%
Other Operations	156	198	nm	401	673	nm
Eliminations	-743	-1 027	nm	-2 926	-2 757	nm
Total	[illegible]	2 380	12%	[illegible]	8 191	12%
Revenues external						
REC Silicon	739	552	34%	2 188	1 706	28%
REC Wafer	1 274	976	31%	4 768	3 543	35%
REC Solar	542	702	-23%	1 875	2 340	-20%
Other Operations	131	150	nm	325	601	nm
Eliminations	-11	0	nm	0	0	nm
Total	[illegible]	2 380	12%	[illegible]	8 191	12%
EBITDA						
REC Silicon	574	523	10%	1 920	1 540	25%
REC Wafer	351	419	-16%	990	1 674	-41%
REC Solar	-219	30	nm	-1 001	148	nm
Other Operations	-60	20	nm	-213	0	nm
Eliminations	-79	-56	nm	45	-83	nm
Total	[illegible]	936	-39%	[illegible]	3 279	-47%
Depreciation, amortization and impairment						
REC Silicon	-194	-64	201%	-474	-197	141%
REC Wafer	-1 184	-101	1069%	-1 623	-332	389%
REC Solar	-335	-58	475%	-526	-170	210%
Other Operations	-219	-15	nm	-943	-50	nm
Eliminations	0	0	nm	0	-1	nm
Total	[illegible]	-240	705%	[illegible]	-750	376%
EBIT						
REC Silicon	380	459	-17%	1 446	1 343	8%
REC Wafer	-832	318	nm	-632	1 342	nm
REC Solar	-554	-28	1 879%	-1 527	-21	7 171%
Other Operations	-279	3	nm	-1 156	-52	nm
Eliminations	-79	-56	nm	45	-83	nm
Total	[illegible]	696	-296%	[illegible]	2 529	-172%

QUARTERLY INFORMATION
REC GROUP

(NOK IN MILLION)	Q4 2008	Q1 2009	Q2 2009	Q3 2009	[illegible]
Revenues	2 380	2 013	2 308	2 160	2 676
EBITDA	936	527	218	429	567
EBITDA – margin	39%	26%	9%	20%	21%
EBITDA excluding junction box expenses	997	529	531	453	592
EBIT	696	302	-97	-665	-1 364
EBIT – margin	29%	15%	-4%	-31%	-51%
Net financial items	885	298	-624	-478	146
Profit/loss before tax	1 581	600	-721	-1 143	-1 218
Earnings per share, basic and diluted, in NOK	1,96	0,69	-1,20	-1,52	-1,58
Expansion costs	86	98	79	65	73
EBITDA adjusted for expansion costs	1 023	625	298	494	639
Adjusted EBITDA – margin	43%	31%	13%	23%	24%

QUARTERLY INFORMATION
REC SILICON

(NOK IN MILLION)	Q4 2008	Q1 2009	Q2 2009	Q3 2009	[illegible]
Revenues	1 021	947	929	937	1 130
EBITDA	523	450	442	454	574
EBITDA – margin	51%	47%	48%	48%	51%
Expansion costs	26	5	5	9	6
EBITDA adjusted for expansion costs	548	454	447	463	580
Adjusted EBITDA – margin	54%	48%	48%	49%	51%
Polysilicon production in MT* (prime)	1 717	1 657	1 624	1 616	2 125
Polysilicon sale in MT (incl. offspec.)	1 898	1 750	1 653	1 736	2 614
Silane gas sale in MT	525	366	488	579	755

* Polysilicon production for full year 2008 includes 70 MT of granular "starter-bed" material, not for sale.

QUARTERLY INFORMATION
REC WAFER

(NOK IN MILLION)	Q4 2008	Q1 2009	Q2 2009	Q3 2009	[illegible]
Revenues	1 483	1 589	1 525	1 155	1 590
EBITDA	419	242	321	77	351
EBITDA – margin	28%	15%	21%	7%	22%
Expansion costs	36	64	33	33	24
EBITDA adjusted for expansion costs	455	306	354	110	375
Adjusted EBITDA – margin	31%	19%	23%	9%	24%
Wafer production in MW (at 15,0% cell efficiency)	160	181	190	157	230
Mono ingot production in MW (at 20,0% cell efficiency)	11	10	15	17	17
Total production in MW	171	191	205	173	248
Wafer sale in MW (at 15,0% cell efficiency)	159	182	175	154	226
Mono ingot sale in MW (at 20,0% cell efficiency)	11	5	9	4	12
Total sale in MW	170	187	184	158	238

QUARTERLY INFORMATION
REC SOLAR

(NOK IN MILLION)	Q4 2008	Q1 2009	Q2 2009	Q3 2009	[illegible]
Revenues	705	388	426	524	543
EBITDA	30	2	–528	–256	–219
EBITDA – margin	4%	1%	nm	nm	nm
EBITDA excluding junction box expenses	91	4	–215	–232	–194
Expansion costs	7	25	37	20	40
EBITDA adjusted for expansion costs	37	27	–491	–236	–179
Adjusted EBITDA – margin	5%	7%	nm	nm	nm
Module production in MW	28	27	27	23	39
Contract manufacturing MW	5	0	0	0	6
External cell sale in MW	5	1	4	6	5
Module sale in MW	28	16	24	32	37

FINANCIAL EFFECTS EMBEDDED DERIVATIVES
REC GROUP

The table below shows the profit or loss effects and earnings per share of embedded derivatives.

	ACCUMULATED 2008				ACCUMULATED 2009			
(NOK IN MILLION)	MAR 31	JUN 30	SEP 30	DEC 31	MAR 31	JUN 30	SEP 30	DEC 31
EBITDA*	22	53	58	49	-20	-27	-21	5
Net financial items	-226	-281	926	3 294	-724	-1 591	-3 108	-2 997
Income tax expense/benefit	57	64	-276	-936	208	453	876	838
Profit/loss for the period	-147	-164	709	2 407	-536	-1 165	-2 253	-2 154
Earnings per share	-0,26	-0,29	1,25	4,25	-0,95	-2,05	-3,75	-3,49

	PER QUARTER 2008				PER QUARTER 2009			
(NOK IN MILLION)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
EBITDA*	22	31	6	-10	-20	-7	6	26
Net financial items	-226	-55	1 207	2 368	-724	-866	-1 517	111
Income tax expense/benefit	57	7	-340	-660	208	244	423	-38
Profit/loss for the period	-147	-17	873	1 698	-536	-629	-1 088	99
Earnings per share	-0,26	-0,03	1,54	3,00	-0,95	-1,10	-1,64	0,15

See consolidated financial statements for 2008 for a description of embedded derivatives.

* The effect on EBITDA is an illustration of how much EBITDA and revenues are affected by not recognizing the revenues on sales in the period at exchange rates at the time of the realization of the sales. Revenues under these contracts are recognized at the forward exchange rates at the time the contracts were entered into.

DEFINITIONS

CONSTANT CURRENCY

Some amounts in the text report have been adjusted for currency translation effects. This adjustment only eliminates the effect of translating the results for REC Silicon (US), REC ScanModule (Sweden) and Sovello (Germany) from their functional currencies to NOK. The exchange rates for the quarter and the year to date 2008 have been used in both periods. This adjustment does not eliminate other effects that currency fluctuations will have on the REC Group financials.

EXPANSION COSTS

Include primarily costs for early recruitment and training etc until start of production.

ABOUT REC

Renewable Energy Corporation ASA (REC) was established in 1996 and is one of the world's leading solar energy companies. Today, REC is one of the largest producers of polysilicon and wafers for photovoltaic applications, and is involved in all steps of the value chain from production of solar grade silicon and wafers, to solar cell and module production. REC has customers all over the globe, seven production plants in three different countries and operates on three different continents. REC employs more than 3,000 people (excluding Sovello). For further information on the company, please refer to www.recgroup.com.

FOR MORE INFORMATION, PLEASE CONTACT

Ole Enger, President & CEO
+47 911 38 223

Bjørn Brenna, EVP & CFO
+47 900 43 186

Mikkel Tørud, VP & IRO
+47 976 99 144

TECHNOLOGICAL ADVANCES

MARKET AND CUSTOMER FOCUS

ORGANIZATIONAL DEVELOPMENT

COST REDUCTION

PROFITABLE GROWTH



Renewable Energy Corporation ASA
Kjørbovelen 29
PO Box 594
NO-1302 Sandvika
Norway
Tel: +47 67 57 44 50
Fax: +47 67 57 44 99

www.recgroup.com

20 **REC ASA – Fourth Quarter 2009 Presentation Materials.**



NewsWeb

MeldingsID: 253754	
Innsendt dato:	10.02.2010 07:45
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	FINANSIELL RAPPORTERING
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	Presentation Q4 2009.pdf
Tittel:	REC ASA - Fourth quarter 2009 - presentation material
Meldingstekst:	

Enclosed is REC's interim results presentation for the fourth quarter 2009. The presentation will be held at 08:00 CET today at the Oslo Konserthus (Oslo, Norway).

More details on today's program and the presentation will available on REC's internet pages:www.recgroup.com <http://www.recgroup.com/>

About REC
REC is the leading vertically integrated player in the solar energy industry. REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar is a rapidly growing manufacturer of solar cells and modules, and is also engaging in project development activities in selected segments of the PV market. REC had revenues of NOK 8,191 million and an operating profit of NOK 2,529 million in 2008. More than 3,000 employees work in REC's worldwide organization. Please visit www.recgroup.com <http://www.recgroup.com> to learn more about REC.

This information is subject of the disclosure

requirements acc. to §5-12 vphl
(Norwegian Securities Trading Act)

This announcement was originally distributed by
Hugin. The issuer is solely
responsible for the content of this announcement.

[HUG#1382600]



RENEWABLE ENERGY CORPORATION ASA

FOURTH QUARTER RESULTS

President and CEO Ole Enger
Oslo, February 10, 2010



REC
SILICON



REC
WAFER



REC
SOLAR

Agenda

FOURTH QUARTER 2009

- **Highlights and operational review:** Ole Enger
- **Financial review:** Bjørn Brenna
- **Reflections on 2009 and outlook:** Ole Enger

00153

REC

Doubling the size of the company

FOURTH QUARTER 2009


REC Silicon:
MT
20 000
15 000
10 000
5 000
0
2009
Production
2011
Capacity


REC Wafer:
MW
3 000
2 000
1 000
0
2009
Production
2011
Capacity


REC Solar:
MW (modules)
800
600
400
200
0
2009
Production
2011
Capacity

00154


REC

Renewable
Energy
Corporation

HIGHLIGHTS AND OPERATIONAL REVIEW


REC

Q4 2009: Highlights

FOURTH QUARTER 2009

Revenue of NOK 2,676 million, growth of 12 percent from Q4'08 and 24 percent from Q3'09

- Higher capacity utilization but lower average selling prices for all products

EBITDA of NOK 567 million, 21 percent margin

- Reduced prices
- Continued negative margin contribution from ramp-up of new plants

EBIT of NOK -1,364 million

- Includes impairment charges of 1,485 million primarily related to the mono wafer plant in Glomfjord, Sovello and REC ScanModule

REC

FOURTH QUARTER 2009

2009: Full year financial review

Revenue of NOK 9,156 million, growth of 12 percent from 2008

- Increased production but lower average selling prices in all segments

EBITDA of NOK 1,741 million, 19 percent margin

EBIT of NOK -1,824 million

- Includes impairment charges of NOK 2,214 million



Revenues and EBITDA
NOK million
10 000
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0

	2005	2006	2007	2008	2009
■ Revenues	2 454	4 334	6 642	8 191	9 156
EBITDA	830	1 965	3 172	3 279	1 741

00157

REC

REC Silicon: Strong growth in FBR production

FOURTH QUARTER 2009

- Polysilicon production in Q4'09 of 2,621 MT of which 2,125 MT of prime material
- Production increased 49 percent from Q4'08 and 27 percent from Q3'09
- Granular FBR material doubled from Q3'09 to 1,026 MT in Q4'09
- Silane gas sales up 30 percent from Q3'09



REC Silicon
MT
Polysilicon production (prime material)
Silane gas sales
2 500
2 000
1 500
1 000
500
0
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09

00158

REC

REC Wafer: Higher capacity utilization and revised contract prices

FOURTH QUARTER 2009

- 248 MW multi and mono wafers
- Production increased 45 percent from Q4'08, and 43 percent from Q3'09
- Reflects capacity increase and higher utilization



REC Wafer
Production in MW
Multi
Mono
250
200
150
100
50
0
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09

  | February 10, 2010

REC

00159

REC Solar: Stronger demand, but continued price pressure

FOURTH QUARTER 2009

39 MW module production

Production increased 39 percent from Q4'08 and 70 percent from Q3'09

Module and cell plant running at capacity



REC Solar
Production in MW
Cell
Module
60
50
40
30
20
10
0
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09


REC

Renewable
Energy
Corporation

FINANCIAL REVIEW


REC

REC Group: Financial Highlights

FOURTH QUARTER 2009



Revenues
NOK million
+12 %
3 000
2 500
2 000
1 500
1 000
500
0
2380
2013
2308
2160
2676
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09



EBITDA
NOK million
1 000
900
800
700
600
500
400
300
200
100
0
936
527
218
429
567
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09



EBIT
NOK million
EBIT before impairment
EBIT
1 000
500
0
-500
-1 000
-1 500
719
696
303
302
-49
-97
15
-665
121
-1364
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09



REC

0162

FOURTH QUARTER 2009

REC Group: Condensed Income Statement

(NOK million)	Q4'09	Q4'08	Change	2009	2008	Change
Revenues	**2,676**	**2,380**	+12%	**9,156**	**8,191**	+12%
EBITDA	**567**	**936**	-39%	**1,741**	**3,279**	-47%
EBITDA-margin	*21%*	*39%*		*19%*	*40%*	
Depreciation	-430	-209	+106%	-1,293	-678	+91%
Amortization	-16	-9	+88%	-58	-36	+60%
Impairment	-1,485	-23	N/M	-2,214	-35	N/M
EBIT excluding impairments	**121**	**719**	N/M	**390**	**2,565**	N/M
EBIT	**-1,364**	**696**	N/M	**-1,824**	**2,529**	N/M
EBIT-margin	*N/M*	*29%*		*N/M*	*31%*	
Net financial items	146	885	-83%	-658	1,850	N/M
Profit/loss before tax	**-1,218**	**1,582**	N/M	**-2,482**	**4,379**	N/M

REC

Impairment of fixed assets of NOK 1.5 billion

In an impairment test, asset values are tested against the highest of the expected future cash flows or sales for each cash generating unit in the group

The impairment test gave rise to charges and provisions of NOK 1.5 billion (*)

- Wafer Mono: ~ NOK 990 million
- ScanModule: ~ NOK 240 million
- Sovello: ~ NOK 180 million
- Mainstream: ~ NOK 60 million

These impairment charges represents about 5 percent of REC's total assets

Stand-still until mid-March agreed with Sovello's banks, negotiations with Sovello's banks, the Government and other parties to restructure the company

Additional provisions of NOK 90 million made for guarantees provided to Sovello

(*) Related to plant, propety, equipment, goodwill and intangibles

REC Silicon: Strong margins

Revenues up 11 percent from Q4'08 and 21 percent from Q3'09
- Lower prices reflecting change in product mix and lower market prices

EBITDA up 10 percent from Q4'08 and up 26 percent from Q3'09
- Silicon III still in ramp-up, but is starting to contribute positively
- Negative currency translation effects of NOK 58 million

REC Silicon awarded US Tax Credit of up to USD 155 million


Revenues and EBITDA
NOK million
Revenues
EBITDA
1 200
1 000
800
600
400
200
0
1021
947
929
937
1130
523
450
442
454
574
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09

  | February 10, 2010

REC

0165

REC Wafer: Volume rebound

FOURTH QUARTER 2009

Revenues up 7 percent from Q4'08, and up 38 percent from Q3'09

- Higher production and sales from plants under ramp-up
- Average Selling Prices ~13 percent below Q3'09
- Reflects changes in customer mix and adjustments to pre-defined prices in long-term contracts

EBITDA down 16 percent from Q4'08 but up from Q3'09



Revenues and EBITDA
NOK million
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Revenues
EBITDA
1483
1589
1525
1155
1590
419
242
321
77
351
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09

REC

0166

REC Solar: Non-sustainable results

FOURTH QUARTER 2009

- Revenues down 23 percent from Q4'08, but up 4 percent from Q3'09
  - Increased module sales
  - Average Selling Prices in Q4'09 were 9 percent below Q3'09
  - Negatively affected by sales volumes to the US
- EBITDA of negative NOK 219 million
  - Write-downs of inventories of NOK 80 million



Revenues and EBITDA
NOK million
Revenues
EBITDA
800
600
400
200
0
-200
-400
-600
705
30
388
2
426
-528
524
-256
543
-219
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09

  | February 10, 2010

REC

0167

REC Group: Capital structure

FOURTH QUARTER 2009


Assets
NOK million
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
22982
27286
497
1688
6730
5161
31.12.08
31.12.09
Non Current Assets
Cash and Cash equivalent
Other current Assets


Equity and liability
NOK million
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
16512
16909
7203
12531
6493
4695
31.12.08
31.12.09
Shareholder equity
Interest bearing liabilities
Non interest bearing liabilities

  | February 10, 2010

REC

FOURTH QUARTER 2009

Net debt and funding

- Net debt up by NOK 1.6 billion in Q4'09 to NOK 10.3 billion at Year-End
- Convertible bond subordinated, and treated as equity in gearing ratio calculation
- Approved investment program funded, remaining approved investments of NOK 4.5 billion
- Q1'10 results expected to be significantly weaker than Q1'09
- Likely that financial covenants will fall outside currently agreed limits
- REC working with banks to ensure amendments to loan facilties



Net debt
NOK million
12 000
10 000
8 000
6 000
4 000
2 000
0
Q4'08
Q1'09
Q2'09
Q3'09
Q4'09

REC

Renewable Energy Corporation

REFLECTIONS AND OUTLOOK


REC

An aggressive investment program

FOURTH QUARTER 2009

Investments of NOK ~24 billion driven by

- 60 % annual market growth
- 40-50 % EBITDA margins
- Access to polysilicon
- Long term wafer contracts secured by bank guarantees
- Manageable price decline for modules expected



Module prices (Euro/Watt)
Actual
Estimates Q2 2008
3,5
3,0
2,5
2,0
1,5
1,0
-26%
Q4'06
Q4'07
Q4'08
Q4'09



Expansion investment decison points
Silicon III
Herøya III+IV
Silicon IV & Glomfjord
Singapore
Q4'06
Q4'07
Q4'08
Q4'09

Source: REC estimates

REC

Long term contracts did not offer full protection against dramatic market price decline

FOURTH QUARTER 2009

- No market growth in 2009, after 60% annual growth in previous years
- Oversupply and price pressure continuing into 2010
- REC agreed to re-negotiate long-term contracts with significant impact on margins



Module prices (Euro/Watt)
Actual
Estimates Q2 2008
3,5
3,0
2,5
2,0
1,5
1,0
-50%
Q4'06
Q4'07
Q4'08
Q4'09



Expansion execution time (until start of ramp up)
Silicon III
Herøya III+IV
Silicon IV & Glomfjord
Singapore
Q4'06
Q4'07
Q4'08
Q4'09

Source: REC estimates

REC

Improved project execution in the Singapore project

FOURTH QUARTER 2009

Project	Initial CAPEX (NOK)	CAPEX overrun (+) / underspend (-) (NOK)	Deviation	Start up
Silicon III (1)	3,600 million	2,400 million	67%	Project delay and slower ramp up
Silicon IV (1)	2,910 million	(*) 1,290 million	44%	On schedule with revised scope
Herøya III, IV	2,500 million	100 million	4%	Slower ramp up
Glomfj. mono	1,350 million	500 million	37%	Project delay
Singapore (1)	14,070 million	-3,150 million	-22 %	On schedule
Total	**23,710 million**	**1,140 million**	**5 %**	

Stretched project management capabilities, Singapore first major expansion with project organization fully in place

Singapore expansion compensates for most of the capex overruns on the other projects

Delays have also significantly impacted revenues and results, with Singapore being the first project that is on the original schedule

Of the total estimated CAPEX of NOK 24.9 billion, NOK 4.5 billion remains to be invested

(1) 6.0 USD/NOK rate used for Silicon III and IV and 4.2 SGD/NOK rate used for Singapore (*) Change of scope
Note: Initial CAPEX as reported at investment decision point, revised capex at completion as per end of 2009

REC

Silicon in 2010: Continued ramp of FBR, focus on broadening product and customer portfolio

FBR: Focus on ramping volume and improving solar grade yield. Silicon IV to start at production mid-year

Siemens: Increased Float Zone and electronic grade material

Silane: Continue to defend strong market position

Prices trending downwards. Higher discounts for lower grade material

Operational targets:

- Polysilicon production ~12,000 MT
- Silane sales volume ~2,400 MT



Photo: REC production plant Moses Lake

  | February 10, 2010

REC

Wafer in 2010: Re-establish a competitive position on cost and product quality

FOURTH QUARTER 2009

- Targeting volumes to increase by 60-70% and growing market share
- Contract prices settled for Q1'10, approximately 20 percent lower average selling prices compared to Q4'09
- Significant potential for cost improvements, but with limited effect in 2010
- Mono plant in Glomfjord started ramp-up, target production >100 MW in 2010



Photo: Singapore wafer plant, January 2010

REC

Solar in 2010: Focus on Singapore plant to improve competitive position

FOURTH QUARTER 2009

- Singapore to improve competitive position
- If market allows, close to fourfold increase of production volumes
- Strengthened customer base and development of new market channels
- Continued difficult cost position for Scandinavian operations


Wafer
Cell
Module
Photo: REC production plant Singapore

REC

2010 is as 2009 a year of ramping up capacity

Significant negative price development since point of investment decision

Large share of assets in ramp-up or under construction not contributing positively to EBITDA

Young and inexperienced organization stretched to its limits

Recents positive developments:

- Singapore below budget and on schedule
- FBR demonstrated
- Professional organization in Singapore


Book value of PP&E
NOK million
30 000
25 000
20 000
15 000
10 000
5 000
0
Producing assets
In ramp-up
Under construction
2009
2010
2011

2009 EBITDA contribution of NOK ~2,150 million from producing assets. Negative 2009 EBITDA contribution of NOK ~400 million from assets in ramp-up and under construction

REC

Solid long-term position from 2011

From mid 2011, all assets in full production

Singapore, Silicon in the US and Wafer Norway will form a solid base for future competitiveness

Market growth expected to return – overcapacity in 2010, but easing of downward price pressure


Cell conversion cost development (example)
Indexed
180
160
140
120
100
80
60
40
20
0
Narvik Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Singapore

REC

Renewable Energy Corporation

Welcoming you to the

ANALYST FIELD TRIP

March 16, 2010 - Sign up on www.recgroup.com


REC

21 **REC ASA – Moser Baer Has no Legal Right to Terminate Contract.**


OSLO
OSLO BØRS

NewsWeb

MeldingsID: 254083

Innsendt dato:	12.02.2010 15:32
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	ANDRE BØRSMELDINGER
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA - Moser Baer has no legal right to terminate contract
Meldingstekst:	

Sandvika, February 12, 2010: Moser Baer Photo Voltaic Ltd. ("MB") has no legal right to terminate the wafer contract entered into with REC in 2007. As reported in the interim report for the fourth quarter 2009, REC has agreed to make adjustments to sales contracts and in some cases called upon bank guarantees to protect its interest. In the case of MB, REC called upon the bank guarantee to cover outstanding receivables already in October 2009, and REC will continue to enforce its rights under the contract.

REC announced the 8-year contract with MB on July 26, 2007, in which annual volumes are scheduled to increase over time to a peak at around 60 MW per year.

On February 10, 2010, MB announced that they had terminated the contract, due to alleged quality issues. For the same reasons, the company tried to prevent REC from calling upon the bank guarantees. This attempt was denied by an Indian court although this is subject to appeal. REC has currently USD 36.5 million worth of receivables outstanding towards MB and the total available bank guarantees under the contract amounts to USD 85 million.

Legal proceedings will continue, although Moser Baer in REC's opinion has no

legal right to terminate the contract.

About REC
REC is the leading vertically integrated player in the solar energy industry.
REC Silicon and REC Wafer are among the world's largest producers of polysilicon and wafers for solar applications. REC Solar is a rapidly growing manufacturer of solar cells and modules, and is also engaging in project development activities in selected segments of the PV market. REC had revenues of NOK 8 191 million and an operating profit of NOK 2 529 million in 2008. More than 3 000 employees work in REC's worldwide organization. Please visitwww.recgroup.com <http://www.recgroup.com> to learn more about REC.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

[HUG#1384134]

22 **REC ASA – Allocation of Shares to Primary Insiders as Part of the REC Long Term Incentive Plan and Purchase of Own Shares.**


OSLO BØRS

NewsWeb

MeldingsID: 255029

Innsendt dato:	25.02.2010 14:32
UtstederID:	REC
Utsteder:	Renewable Energy Corporation ASA
Instrument:	-
Marked:	XOSL
Kategori:	MELDEPLIKTIG HANDEL
Informasjonspliktig:	Ja
Lagringspliktig:	Ja
Vedlegg:	
Tittel:	REC ASA -allocation of shares to primary insiders as part of the REC Long Term Incentive Plan and purchase of own shares
Meldingstekst:	

On 25 February 2010, as part of the REC 2007 Long Term Incentive Plan, Renewable Energy Corporation ASA has today purchased 13,850 shares at an average price of NOK 21.07 per share and has allocated 28,244 shares to employees participating in the Long Term Incentive Plan. Four primary insiders in Renewable Energy Corporation ASA were allocated in total 13,217 shares under the 2007 Long Term Incentive Plan.

Primary insider John Andersen, Jr. (Executive Vice President - REC Solar & Group COO) was allocated 4,155 shares. After this transaction, Andersen and related parties hold 190,406 shares and 123,740 options in Renewable Energy Corporation ASA.

Primary insider Erik Sauar (Senior Vice President & CTO) was allocated 3,364 shares. After this transaction, Sauar and related parties hold 429,738 shares and 105,436 options in Renewable Energy Corporation ASA.

Primary insider Bjørn Brenna (Executive Vice President & CFO) was allocated 3,957 shares. After this transaction, Brenna and

related parties hold 54,787
shares and 124,015 options in Renewable
Energy Corporation ASA.

Primary insider Svånaug Bergland (Senior Vice
President - Organizational
Development & Corporate Communications) was
allocated 1,741 shares. After this
transaction, Bergland and related parties hold
13,805 shares and 76,039 options
in Renewable Energy Corporation ASA.

Renewable Energy Corporation ASA, 25
February 2009

This information is subject of the disclosure
requirements acc. to §5-12 vphl
(Norwegian Securities Trading Act)

[HUG#1388640]